FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated February 28, 2020

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Naçoes Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
                Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
                Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2020

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Financial Statements

Financial Statements

Years ended
December 31, 2019 and 2018

(A free translation of the original in Portuguese)

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL POSITION

		Parent company		Consolidated				Parent company		Consolidated
ASSETS	Note	12.31.19	12.31.18	12.31.19	12.31.18	LIABILITIES	Note	12.31.19	12.31.18	12.31.19	12.31.18
CURRENT ASSETS						CURRENT LIABILITIES
Cash and cash equivalents	4	1,368,980	3,826,698	4,237,785	4,869,562	Loans and borrowings	16	3,033,034	3,689,173	3,132,029	4,547,389
Marketable securities	5	396,994	303,613	418,182	507,035	Trade accounts payable	17	5,270,762	4,779,752	5,784,419	5,487,205
Trade and other receivables	6	6,153,937	5,391,145	3,090,691	2,720,041	Supply chain finance	18	842,037	875,300	842,037	875,300
Inventories	7	2,786,147	2,916,873	3,887,916	3,877,294	Lease liability	19	313,058	75,712	376,628	75,712
Biological assets	8	1,545,127	1,459,804	1,603,039	1,513,133	Payroll, related charges and employee profit sharing		754,032	581,537	825,254	618,669
Recoverable taxes	9	274,480	340,116	473,732	560,389	Tax payable		268,193	262,055	517,208	402,971
Recoverable income tax and social contribution	9	40,291	410,340	152,486	506,483	Derivative financial instruments	25	151,722	224,331	153,612	235,035
Derivative financial instruments	25	193,740	177,344	195,324	182,339	Provision for tax, civil and labor risks	22	1,081,103	491,756	1,084,308	495,584
Restricted cash		296,294	256,284	296,294	277,321	Employee benefits	21	87,996	91,010	95,919	94,728
Assets held for sale	12	16,671	371,187	99,245	3,326,305	Advances from related parties	31	5,364,164	3,416,713	-	-
Other current assets		495,743	534,655	590,733	690,998	Liabilities directly associated with the assets held for sale	12	-	13	-	1,131,529
						Other current liabilities		329,166	369,850	512,591	524,518
Total current assets		13,568,404	15,988,059	15,045,427	19,030,900	Total current liabilities		17,495,267	14,857,202	13,324,005	14,488,640

NON-CURRENT ASSETS						NON-CURRENT LIABILITIES
LONG-TERM RECEIVALBLES						Loans and borrowings	16	13,395,970	15,354,273	15,488,250	17,618,055
Marketable securities	5	14,891	178,264	307,352	290,625	Trade accounts payable	17	12,347	12,803	12,347	12,803
Trade and other receivables	6	71,029	96,923	71,029	96,922	Lease liability	19	1,939,494	167,041	2,054,552	167,041
Recoverable taxes	9	5,167,016	3,140,000	5,169,547	3,142,547	Tax payable		190,257	162,240	190,257	162,239
Recoverable income tax and social contribution	9	264,428	6,809	269,263	7,246	Provision for tax, civil and labor risks	22	709,760	854,329	710,061	854,667
Deferred income taxes	10	1,808,494	1,517,576	1,845,862	1,519,652	Deferred income tax	10	-	-	85,310	65,774
Judicial deposits	11	575,681	669,098	575,750	669,098	Liabilities with related parties	31	960,056	1,169,507	-	-
Biological assets	8	1,016,642	999,396	1,081,025	1,061,314	Employee benefits	21	506,791	313,355	593,555	373,423
Receivables from related parties	31	234	-	-	-	Derivative financial instruments	25	3	-	3	-
Derivative financial instruments	25	49,991	-	49,991	-	Other non-current liabilities		482,109	425,608	1,093,942	1,107,958
Restricted cash		-	584,300	-	584,300
Other non-current assets		78,516	72,116	85,537	177,372
Total long-term receivables		9,046,922	7,264,482	9,455,356	7,549,076	Total non-current liabilities		18,196,787	18,459,156	20,228,277	20,361,960

						EQUITY	23
						Capital		12,460,471	12,460,471	12,460,471	12,460,471
						Capital reserves		192,845	115,354	192,845	115,354
Investments	13	6,499,517	4,043,558	14,880	86,005	Accumulated losses		(3,996,985)	(4,279,003)	(3,996,985)	(4,279,003)
Property, plant and equipment, net	14	11,333,302	9,831,173	12,276,889	10,696,998	Treasury shares		(38,239)	(56,676)	(38,239)	(56,676)
Intangible assets	15	3,139,532	3,153,713	4,908,079	5,019,398	Other comprehensive loss		(722,469)	(1,275,519)	(722,469)	(1,275,519)
						Attributable to controlling shareholders		7,895,623	6,964,627	7,895,623	6,964,627
						Non-controlling interests		-	-	252,726	567,150
Total non-current assets		30,019,273	24,292,926	26,655,204	23,351,477	Total equity		7,895,623	6,964,627	8,148,349	7,531,777

TOTAL ASSETS		43,587,677	40,280,985	41,700,631	42,382,377	TOTAL LIABILITIES AND EQUITY		43,587,677	40,280,985	41,700,631	42,382,377

See accompanying notes to the financial statements.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

STATEMENT OF INCOME (LOSS)

		Parent company		Consolidated
	Note	12.31.19	12.31.18	12.31.19	12.31.18
CONTINUING OPERATIONS
NET SALES	27	28,746,067	24,459,546	33,446,980	30,188,421
Cost of sales	30	(22,747,326)	(21,606,445)	(25,370,042)	(25,320,753)
GROSS PROFIT		5,998,741	2,853,101	8,076,938	4,867,668
OPERATING INCOME (EXPENSES)
Selling expenses	30	(3,990,848)	(3,281,469)	(4,911,666)	(4,513,594)
General and administrative expenses	30	(409,851)	(301,790)	(615,683)	(551,165)
Impairment loss on trade and other receivables	30	(21,336)	(25,327)	(23,899)	(46,269)
Other operating income (expenses), net	28	503,998	51,410	428,820	19,311
Income (loss) from associates and joint ventures	13	1,186,569	69,309	(1,737)	17,715
INCOME (LOSS) BEFORE FINANCIAL RESULTS AND INCOME TAXES		3,267,273	(634,766)	2,952,773	(206,334)
Financial expenses	29	(3,543,275)	(3,073,656)	(3,613,051)	(3,891,106)
Financial income	29	1,279,698	911,697	1,747,652	1,649,632
INCOME (LOSS) BEFORE TAXES FROM CONTINUING OPERATIONS		1,003,696	(2,796,725)	1,087,374	(2,447,808)
Income taxes	10	198,544	681,757	125,887	333,302
INCOME (LOSS) FROM CONTINUING OPERATIONS		1,202,240	(2,114,968)	1,213,261	(2,114,506)
DISCONTINUED OPERATIONS

LOSS FROM DISCONTINUED OPERATIONS	12	(904,628)	(2,333,093)	(915,809)	(2,351,740)
INCOME (LOSS) FOR THE YEAR		297,612	(4,448,061)	297,452	(4,466,246)

Net Income (Loss) from Continuing Operation Attributable to
Controlling shareholders		1,202,240	(2,114,968)	1,202,240	(2,114,968)
Non-controlling interest		-	-	11,021	462
		1,202,240	(2,114,968)	1,213,261	(2,114,506)

Net Loss From Discontinued Operation Attributable to
Controlling shareholders		(904,628)	(2,333,093)	(904,628)	(2,333,093)
Non-controlling interest		-	-	(11,181)	(18,647)
		(904,628)	(2,333,093)	(915,809)	(2,351,740)

INCOME (LOSSES) PER SHARE FROM CONTINUING OPERATIONS
Weighted average shares outstanding - basic				811,539,167	811,294,251
Income (losses) per share - basic	24			1.48	(2.61)
Weighted average shares outstanding - diluted				813,867,119	811,294,251
Income (losses) per share - diluted	24			1.48	(2.61)

LOSSES PER SHARE FROM DISCONTINUED OPERATIONS
Weighted average shares outstanding - basic				811,539,167	811,294,251
Losses per share - basic	24			(1.11)	(2.88)
Weighted average shares outstanding - diluted				811,539,167	811,294,251
Losses per share - diluted	24			(1.11)	(2.88)

See accompanying notes to the financial statements.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

STATEMENT OF COMPREHENSIVE INCOME (LOSS)

		Parent company		Consolidated
	Note	12.31.19	12.31.18	12.31.19	12.31.18
Income (Loss) for the year		297,612	(4,448,061)	297,452	(4,466,246)
Other comprehensive income (loss)
Gain on foreign currency translation adjustments		559,436	14,144	528,770	84,361
Unrealized gains on cash flow hedge	25	58,865	264,311	58,865	264,311
Taxes on unrealized gains on cash flow hegde	25	(19,421)	(88,324)	(19,421)	(88,324)
Net other comprehensive income, to be reclassified to the statement of income in subsequent periods		598,880	190,131	568,214	260,348
Gains (Losses) on marketable securities at FVTOCI (1)	5	151,182	(126,951)	151,182	(126,951)
Taxes on unrealized gains (losses) on marketable securities at FVTOCI (1)	5	(48,277)	20,783	(48,277)	20,783
Actuarial gains (losses) on pension and post-employment plans	21	(216,372)	1,474	(218,462)	1,474
Taxes on realized gains (losses) on pension and post-employment plans	21	67,637	(1,147)	67,941	(1,147)
Net other comprehensive income (loss), with no impact into subsequent statement of income		(45,830)	(105,841)	(47,616)	(105,841)
Total comprehensive income (loss), net of taxes		850,662	(4,363,771)	818,050	(4,311,739)
Attributable to
Controlling shareholders		850,662	(4,363,771)	850,662	(4,363,771)
Non-controlling interest		-	-	(32,612)	52,032
		850,662	(4,363,771)	818,050	(4,311,739)

(1)       FVTOCI: Fair Value Through Other Comprehensive Income.

See accompanying notes to the financial statements.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

STATEMENT OF CHANGES IN EQUITY

	Attributed to of controlling shareholders
				Income reserves	Other comprehensive income (loss)
	Paid-in capital	Capital reserve	Treasury shares	Legal reserve	Accumulated foreign currency translation adjustments	Marketable securities at FVTOCI	Gain (losses) on cash flow hedge	Actuarial losses	Retained earnings (losses)	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT DECEMBER 31, 2017	12,460,471	115,097	(71,483)	101,367	(766,959)	(56,258)	(572,152)	(9,872)	-	11,200,211	512,571	11,712,782
Adoption of IFRS 9	-	-	-	-	-	-	-	-	(17,087)	(17,087)	2,547	(14,540)
Restatement by hyperinflation	-	-	-	-	-	-	-	-	130,210	130,210	-	130,210
Comprehensive income (loss) (1)
Gains on foreign currency translation adjustments	-	-	-	-	14,144	-	-	-	-	14,144	70,217	84,361
Unrealized losses in marketable securities at FVTOCI (2)	-	-	-	-	-	(42,193)	-	-	-	(42,193)	-	(42,193)
Unrealized gains in cash flow hedge	-	-	-	-	-	-	175,987	-	-	175,987	-	175,987
Actuarial gains (losses) on pension and post-employment plans	-	-	-	-	-	-	-	(18,216)	18,543	327	-	327
Realized losses in marketable securities at FVTOCI (2)	-	-	-	-	-	-	-	-	(63,975)	(63,975)	-	(63,975)
Loss for the year	-	-	-	-	-	-	-	-	(4,448,061)	(4,448,061)	(18,185)	(4,466,246)
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	14,144	(42,193)	175,987	(18,216)	(4,493,493)	(4,363,771)	52,032	(4,311,739)
Appropriation of income (loss)										-		-
Absorption of losses with income reserves	-	-	-	(101,367)	-	-	-	-	101,367	-	-	-
Share-based payments	-	477	14,807	-	-	-	-	-	-	15,284	-	15,284
Loss on participation changes	-	(220)	-	-	-	-	-	-	-	(220)	-	(220)
BALANCES AT DECEMBER 31, 2018	12,460,471	115,354	(56,676)	-	(752,815)	(98,451)	(396,165)	(28,088)	(4,279,003)	6,964,627	567,150	7,531,777
Adoption of IFRS 16	-	-	-	-	-	-	-	-	6,287	6,287	-	6,287
Comprehensive income (loss) (1)
Gains on foreign currency translation adjustments	-	-	-	-	559,436	-	-	-	-	559,436	(30,666)	528,770
Unrealized gains on marketable securities at FVTOCI (2)	-	-	-	-	-	102,905	-	-	-	102,905	-	102,905
Unrealized gains in cash flow hedge	-	-	-	-	-	-	39,444	-	-	39,444	-	39,444
Actuarial gains (losses) on pension and post-employment plans	-	-	-	-	-	-	-	(148,735)	-	(148,735)	(1,786)	(150,521)
Income (loss) for the year	-	-	-	-	-	-	-	-	297,612	297,612	(160)	297,452
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	559,436	102,905	39,444	(148,735)	297,612	850,662	(32,612)	818,050
Realized loss in marketable securities at FVTOCI (2)	-	-	-	-	-	-	-	-	(52,493)	(52,493)	-	(52,493)
Employee benefits remeasurement - defined benefit	-	-	-	-	-	-	-	-	30,612	30,612	-	30,612
Appropriation of income (loss)
Dividends	-	-	-	-	-	-	-	-	-	-	(4,988)	(4,988)
Share-based payments	-	(6,861)	18,437	-	-	-	-	-	-	11,576	-	11,576
Acquisition (sale) of non-controlling interests	-	84,352	-	-	-	-	-	-	-	84,352	(276,824)	(192,472)
BALANCES AT DECEMBER 31, 2019	12,460,471	192,845	(38,239)	-	(193,379)	4,454	(356,721)	(176,823)	(3,996,985)	7,895,623	252,726	8,148,349

(1)          All changes in other comprehensive income are presented net of taxes.

(2)          FVTOCI: Fair Value Through Other Comprehensive Income.

See accompanying notes to the financial statements.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

STATEMENT OF CASH FLOWS

	Parent company		Consolidated
	12.31.19	12.31.18	12.31.19	12.31.18
OPERATING ACTIVITIES
Income (loss) from continuing operations	1,202,240	(2,114,968)	1,213,261	(2,114,506)
Adjustments for:
Depreciation and amortization	1,273,704	767,867	1,503,039	962,677
Depreciation and depletion of biological assets	728,904	584,414	798,239	784,524
Result on disposals of property, plant and equipments	4,197	50,499	15,402	51,004
Provision for losses in inventories	138,526	258,974	149,517	352,164
Provision for tax, civil and labor risks	813,282	176,922	836,357	214,439
Income from associates and joint ventures	(1,186,569)	(69,309)	1,737	(17,715)
Financial results, net	2,263,577	2,161,959	1,865,399	2,241,474
Gains in tax lawsuit	(1,218,993)	-	(1,218,993)	-
Deferred income tax	(197,640)	(681,757)	(220,586)	(340,144)
Employee profit sharing	213,317	-	269,755	-
Others	381,154	162,030	385,048	176,799
	4,415,699	1,296,631	5,598,175	2,310,716
Trade accounts receivable	(806,010)	3,311,148	(182,126)	992,512
Inventories	2,746	10,433	(130,646)	(226,046)
Biological assets - current	(85,323)	(40,433)	(94,087)	(50,093)
Trade accounts payable	(43,628)	(1,482,641)	(392,533)	(1,051,368)
Supply chain finance	(31,788)	236,869	(31,760)	170,940
Cash generated by operating activities	3,451,696	3,332,007	4,767,023	2,146,661
Investments in securities at FVTPL (2)	(89,046)	(273,675)	(92,911)	(273,678)
Redemptions of securities at FVTPL (2)	37,516	143,669	39,189	143,669
Interest received	144,333	143,129	180,686	177,299
Dividends and interest on shareholders' equity received	9,425	10,913	15,551	3,606
Payment of tax, civil and labor provisions	(891,359)	(329,983)	(891,359)	(355,605)
Payment of interest	(1,125,888)	(772,121)	(1,290,853)	(1,147,351)
Payment of income tax and social contribution	-	-	(98)	(737)
Other operating assets and liabilities	(467,041)	(1,582,337)	(96,764)	(265,480)
Net cash provided by operating activities	1,069,636	671,602	2,630,464	428,384
Net cash (applied) provided by operating activities from discontinued operations	(62,671)	(3,949)	(109,234)	(132,699)
Net cash provided by operating activities	1,006,965	667,653	2,521,230	295,685

INVESTING ACTIVITIES
Investments in securities at amortized cost	-	-	(15,362)	(213,697)
Redemptions of securities at amortized cost	89,046	-	95,638	179,667
Investments in securities at FVTOCI (3)	-	(5,194)	-	(5,194)
Redemptions of securities at FVTOCI (3)	209,448	140,886	264,965	140,886
Redemption (Investments) in restricted cash	335,756	(248,585)	356,444	(249,366)
Additions to property, plant and equipment	(357,881)	(459,473)	(417,165)	(578,037)
Additions to biological assets - non-current	(761,273)	(569,974)	(837,930)	(845,311)
Proceeds from disposals of property, plant, equipment and investments	220,220	261,576	215,147	261,576
Additions to intangible assets	(62,747)	(18,578)	(64,320)	(20,535)
Business combination, net of cash	-	38,896	-	-
Sale (acquisition) of participation in joint ventures and associated entities	(3,005)	3,351	(3,005)	3,351
Capital increase (decrease) in associates and joint ventures	-	(125,751)	-	-
Advance for future capital increase	(1,559)	-	-	-
Net cash used in investing activities	(331,995)	(982,846)	(405,588)	(1,326,660)
Net cash provided (used in) investing activities from discontinued operations	423,706	(155,868)	1,848,694	(89,219)
Net cash provided (used in) investing activities	91,711	(1,138,714)	1,443,106	(1,415,879)

FINANCING ACTIVITIES
Proceeds from debt issuance	5,158,456	6,264,830	5,399,158	6,500,102
Repayment of debt	(8,258,629)	(5,453,236)	(9,481,138)	(6,223,963)
Acquisition of non-controlling interests	-	-	(183,672)	-
Payment of lease liabilities	(465,797)	(99,018)	(553,017)	(102,397)
Net cash provided by financing activities	(3,565,970)	712,576	(4,818,669)	173,742
Net cash provided (used in) by financing activities from discontinued operations	-	-	1,567	(99,818)
Net cash provided by financing activities	(3,565,970)	712,576	(4,817,102)	73,924
EFFECT OF EXCHANGE RATE VARIATION ON CASH AND CASH EQUIVALENTS	9,576	482	54,540	71,452
Net increase (decrease) in cash and cash equivalents	(2,457,718)	241,997	(798,226)	(974,818)
At the beginning of the year (1)	3,826,698	3,584,701	5,036,011	6,010,829
At the end of the year	1,368,980	3,826,698	4,237,785	5,036,011

(1)       In consolidated, the cash includes the amount of R$166,449 related to assets held for sale (note 12).

(2)       FVTPL: Fair Value Through Profit and Loss.

(3)       FVTOCI: Fair Value Through Other Comprehensive Income.

See accompanying notes to the financial statements.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

STATEMENT OF VALUE ADDED

	Parent company		Consolidated
	12.31.19	12.31.18	12.31.19	12.31.18
1 - REVENUES	33,075,718	28,128,875	38,128,568	34,250,445
Sales of goods and products	32,018,719	27,649,115	37,055,006	33,644,611
Other income	718,941	71,166	701,414	61,741
Revenue related to construction of own assets	354,115	442,564	367,148	585,386
Expected credit losses	(16,057)	(33,970)	5,000	(41,293)
2 - RAW MATERIAL ACQUIRED FROM THIRD PARTIES	(20,430,744)	(19,907,750)	(23,429,604)	(23,574,128)
Costs of goods sold	(17,447,311)	(17,495,398)	(19,854,190)	(20,160,093)
Materials, energy, third parties services and other	(3,045,581)	(2,552,133)	(3,645,362)	(3,602,958)
Reversal for inventories losses	62,148	139,781	69,948	188,923
3 - GROSS ADDED VALUE (1-2)	12,644,974	8,221,125	14,698,964	10,676,317
4 - DEPRECIATION AND AMORTIZATION	(2,002,608)	(1,352,281)	(2,301,278)	(1,747,201)
5 - NET ADDED VALUE (3-4)	10,642,366	6,868,844	12,397,686	8,929,116

6 - RECEIVED FROM THIRD PARTIES	2,464,639	983,892	1,745,533	1,671,943
Income from associates and joint ventures	1,186,569	69,309	(1,737)	17,715
Financial income	1,279,698	911,697	1,747,652	1,649,632
Others	(1,628)	2,886	(382)	4,596

7 - ADDED VALUE TO BE DISTRIBUTED (5+6)	13,107,005	7,852,736	14,143,219	10,601,059

8 - DISTRIBUTION OF ADDED VALUE	13,107,005	7,852,736	14,143,219	10,601,059
Payroll	4,775,151	3,664,294	5,243,091	4,794,575
Salaries	3,617,236	2,682,986	4,000,266	3,609,390
Benefits	923,274	780,624	998,014	945,236
Government severance indemnity fund for employees	234,641	200,684	244,811	239,949
Taxes, Fees and Contributions	3,464,640	2,855,281	3,893,274	3,530,040
Federal	1,280,778	780,773	1,705,214	1,498,010
State	2,142,776	2,042,414	2,142,966	1,994,580
Municipal	41,086	32,094	45,094	37,450
Capital Remuneration from Third Parties	3,664,974	3,448,129	3,793,593	4,390,950
Interests	3,562,482	3,090,888	3,632,258	3,910,718
Rents	102,492	357,241	161,335	480,232
Interest on Own-Capital	1,202,240	(2,114,968)	1,213,261	(2,114,506)
Income (loss) of the year	1,202,240	(2,114,968)	1,202,240	(2,114,968)
Non-controlling interest	-	-	11,021	462

See accompanying notes to the financial statements.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

MANAGEMENT REPORT
FOURTH QUARTER AND 2019 RESULTS

São Paulo, March 3, 2020 – BRF S.A. (B3: BRFS3; NYSE: BRF) – "BRF" or the "Company" today announced its fourth quarter (4Q19) and 2019 results. This report includes results recorded in Brazilian reais, pursuant to the Brazilian corporation laws and the accounting practices adopted in Brazil, and in compliance with the International Financial Reporting Standards (IFRS), and are compared to the same period in 2018, where indicated. The report also reflects the adoption of IFRS 16, which altered the accounting treatment for leasing. Additionally, the Company opted for a modified retrospective approach without reinstatement of comparative periods.

Market Capitalization
R$22.9 bi -US$5.1 bi

Stock Prices
BRFS3 R$28.20
BRFS US$6.28

Base: 03/02/2020

Shares outstanding:
812,473,246 ordinary shares
713,446 treasury shares
Base: 12/31/2019

Conference Call
Tuesday
03/03/2019
10:00 a.m. BRT

8:00 a.m. ET

Dial-in
Brazil:
+55 11 4210-1803 or
+55 11 3181-8565

United States:
+1 844 204-8942 or
+1 412 717 9627

OPERATING HIGHLIGHTS (Continuing Operations)

CONSOLIDATED

- Net revenue of R$9,290 million in 4Q19 (+12.1% y-o-y) and **R$33,447 million in 2019** (+10.8% y-o-y)
- Adjusted EBITDA of R$1,413 million in 4Q19 (+67.7% y-o-y); includes a net gain of R$89 million relating to tax proceedings (exclusion of ICMS from calculation basis of PIS/COFINS and provision for ICMS on Staple Food Basket) and **R$5,317 million in 2019 (+115.9% y-o-y)**, including net gain of R$884 million referring to PIS/COFINS and ICMS over Staple Food Basket recorded in 2019
- Adjusted EBITDA margin of 15.2% in 4Q19 (+5.0 p.p.) and **15.9% in 2019** (+7.7 p.p. y-o-y); excluding net gain from tax proceedings recorded in 2019, Adjusted EBITDA margin would total 14.3% in 4Q19 and 13.3% in 2019
- Net income of R$690 million in 4Q19 and **R$1,213 million in 2019** in continuing operations; total corporate net income of R$680 million in 4Q19 and R$297 million in 2019

BRAZIL SEGMENT

- Net revenue of R$5,085 million in 4Q19 (+7.4% y-o-y) and R$17,489 million in 2019 (+7.3% y-o-y)
- Adjusted EBITDA of R$841 million in 4Q19 (+51.3% y-o-y), including net gain of R$89 million from tax proceedings and **R$3,014 million in 2019** (+102.4%), including net gain of R$884 million from tax proceedings recorded in 2019
- Adjusted EBITDA margin of 16.5% in 4Q19 (+4.8 p.p. y-o-y) and 17.2% in 2019 (+8.1 p.p. y-o-y); excluding net gain from tax proceedings, Adjusted EBITDA margin would total 14.8% in 4Q19 and 12.2% in 2019

INTERNATIONAL SEGMENT

- Net revenue of R$3,924 million in 4Q19 (+17.4% y-o-y) and R$14,899 million in 2019 (+14.0% y-o-y)
- Adjusted EBITDA of R$571 million in 4Q19 (+185.4% y-o-y) and **R$2,316 million in 2019** (+158.5% y-o-y)
- Adjusted EBITDA margin of 14.5% in 4Q19 (+8.6 p.p. y-o-y) and 15.5% in 2019 (8.7 p.p. y-o-y)

FINANCIAL HIGHLIGHTS

- Operating cash generation of R$1,068 million in 4Q19 and **R$4,672 million in 2019**
- Net leverage (Net Debt/Adjusted EBITDA) of **2.50x in 2019**
- Cash position of R$5.5 billion at the end of 4Q19
- Extension of debt average term from 3.0 to 4.6 years

IR Contacts:
Carlos Alberto Moura
CFO and IRO

Eduardo Takeiti
IRO

Pedro Bueno
IR Manager

+55 11 2322 5377
acoes@brf-br.com

Disclaimer

The statements included in this report concerning the Company's prospective business, projections, and potential growth are merely forecasts based on management's expectations with regards to the future of the Company. These expectations are highly dependent on market changes and the general economic performance of the country, the industry, and the international markets, and are therefore subject to change.

MESSAGE FROM MANAGEMENT

Dear Shareholders,

With solid financial results and record profitability, BRF ended 2019 poised to face the challenges and opportunities ahead. A strong management and excellent execution were essential to achieve these results. In 2019, BRF reviewed its fundamentals, improved its strategy, heightened the value of its brands, enhanced its operating capacity, invested in new product launches, and diligently executed the divestment and strategic plans it laid out in 2018. The indicators below evidence the consistency of our business evolution:

Continued Op. - R$MM	1Q18	2Q18	3Q18	4Q18	2018	1Q19	2Q19	3Q19	4Q19	2019
Volume (Thousand Tons)	1,085	1,083	1,120	1,153	4,441	1,006	1,090	1,104	1,173	4,373
Net Revenues	**7,031**	**7,067**	**7,802**	**8,289**	**30,188**	**7,359**	**8,338**	**8,459**	**9,290**	**33,447**
Gross Margin	19.6%	8.4%	17.0%	18.9%	16.1%	20.6%	25.1%	24.8%	25.5%	24.1%
Adjusted EBITDA	**685**	**356**	**579**	**843**	**2,462**	**748**	**1,547**	**1,609**	**1,413**	**5,317**
EBITDA Adjusted Margin (%)	9.7%	5.0%	7.4%	10.2%	8.2%	10.2%	18.6%	19.0%	15.2%	15.9%
Tributary Impacts (ICMS and Staple Food Basket)	-	-	-	226	226	-	328	467	89	884
EBITDA Adjusted Ex-Tributary Effects	**685**	**356**	**579**	**617**	**2,237**	**748**	**1,219**	**1,142**	**1,324**	**4,433**
EBITDA Adjusted Margin Ex-Tributary Effects (%)	9.7%	5.0%	7.4%	7.4%	7.4%	10.2%	14.6%	13.5%	14.3%	13.3%
Net Results	**(133)**	**(1,435)**	**(860)**	**313**	**(2,115)**	**(113)**	**191**	**446**	**690**	**1,213**
Net Debt/Adj.EBITDA LTM	4.44x	5.69x	6.74x	5.12x	5.12x	5.64x	3.74x	2.90x	2.50x	2.50x

* According to adjustments disclosed each quarter

Our long-term strategy for 2019 envisaged reversing the downward trend in our profitability. This objective was achieved by means of a robust advance of our gross margin, from 16.1% in 2018 to 24.1% in 2019, a result of our net revenue growth, which surpassed R$3.2 billion, or 10.8%, for the period.

Despite higher grain costs compared to 4Q18, we managed to mitigate this effect through our commodities procurement processes, replacement with alternative inputs, efficiency gains, operating leverage, and expenditure matrix management. Thus, gross margin reached 25.5% in 4Q19, the highest level seen since the end of 2015. Adjusted EBITDA totaled R$1,413 million, with an Adjusted EBITDA margin of 15.2% in 4Q19. In 2019, Adjusted EBITDA more than doubled to R$5.3 billion, with a margin of 15.9%. As a result, the net income of our continuing operations reached R$690 million in 4Q19, totaling over R$1.2 billion in 2019. With diligent execution of our strategy, we were able to reverse the loss posted in 2018 and prepare BRF for the future.

Our Brazil segment's performance has evolved since early 2019 and in 4Q19 on the back of successful commercial execution, a reduction in out-of-stock levels due to improved logistics efficiency, strict control of inventory levels, product mix optimization, and the profitability of sales channels. In 2019, we implemented the +Excellence Program as a competitive advantage, aiming at improving VP Brazil's results by structuring indicators, business and logistics processes that streamline and assure efficient operations. We applied the Lean methodology in our distribution centers, and productivity grew by 26%, thus, optimizing processes focused on BRF's asset management. The commemorative season campaign posted its best performance since 2015, hitting record sales of kits, customer traffic and a significant advance of our brands NPS[1]. As a result, net revenue grew by 7.4%. Costs and expenses management provided stability to unit cost per ton, boosting gross margin to increase by 27.2%, the highest level reached since the first quarter of 2016.

In the Halal market, we continue to face hurdles that have affected us since 3Q19: shipping restrictions from Turkey to Iraq, impacting our Banvit subsidiary, and halted operations at the Abu Dhabi food processing plant that serves the Saudi market. We promptly redirected volumes to adjacent markets, sustaining the added volume sold in the Halal market at the same levels as in 4Q18, but with lower price and profitability. Therefore,

[1] NPS – Net Promoter Score, customer satisfaction index measured by the probability of clients recommending product or service

BRF S.A. | MANAGEMENT REPORT ON 4Q19 AND 2019 RESULTS 2

our Adjusted EBITDA totaled R$169 million in 4Q19, reaching an Adjusted EBITDA margin of 7.7%. In 2019, Adjusted EBITDA rose 34.3% y-o-y to R$1.1 billion, with a margin of 12.7%. Recently, we received news that Saudi Arabia's sanitary authority temporarily halted operations at our plants in the State of Paraná, Dois Vizinhos and Francisco Beltrão. We promptly began our protocol to redirect production to five other licensed plants to serve Saudi Arabia; at the same time, we conducted negotiations with Saudi representatives to clarify any questions and reverse this decision. We remain committed to pursuing growth and leadership in this market, as evidenced by another food processing plant (as announced in October 2019), which is set to receive an investment totaling approximately US$120 million. These measures will help us consolidate our footprint and create value in the region.

In Other International Markets, we sustain the favorable dynamics from the 3Q19, mainly deriving from Asian demand. Volume sold in 4Q19 continues to exceed 200,000 tons, with an increment of 17.4% over the year-ago period. A strict restriction on protein supply in Asia due to the advance of African swine fever has been severely pressuring prices. Therefore, our average sales price increased by 23.6% in 4Q19, bolstering net revenue growth by R$1.5 billion, or 40.6%, in the period. Thus, Adjusted EBITDA totaled R$401 million in 4Q19, and an Adjusted EBITDA margin of 23.2%, a record for the year. In 2019, we advanced our initiatives to expand to other markets. We have received 25 permits, with a highlight to the plants approved to serve China – Lucas do Rio Verde/MT (poultry and swine), Lajeado/RS (swine) and Campos Novos/SC (piglet).

Our financial performance in 2019 consolidated a reduction in net financial leverage, measured by the net debt/Adjusted EBITDA ratio. Free cash generation in 2019, coupled with proceeds deriving from divestments in Argentina, Europe, and Thailand, reduced net debt from R$15.6 billion in 2018 to R$13.3 billion in 2019, and average term was extended to 4.6 years. In turn, Adjusted EBITDA grew by an exceptional R$2.5 billion[2] to R$5.3 billion in the period, an 116.0% evolution. Accordingly, our net financial leverage ratio plummeted sharply to 2.50x, well below the 5.12x reported at the end of 2018 and closer to the long-term target between 1.5x and 2.0x. Even if we exclude the effects of IFRS 16 adoption on the adjusted EBITDA for the last 12 months, our net financial leverage would have reached 2.83x. Such performance allowed S&P and Moody's to upgrade the outlook for the Company's credit ratings.

To summarize 2019, we reported a net income of R$1,213 million in continuing operations and R$297 million in total corporate, which includes continuing operations and the discontinued operations' impact.

With regards to the grains scenario, we have seen high volatility over the past months. In addition to the enormous success of the Brazilian crop in 2019, depreciated exchange rates, uncertainty about U.S.-China trade negotiations, and improvement in the shipment infrastructure greatly favored these commodities exports. According to Brazil's National Food Supply Company – CONAB[3], corn exports reached 41.2 million tons in 2019, a substantial increase of 23.7 million tons compared to the previous year. Carryover inventories from 2019 to 2020 at lower levels, nearly 11.4 million tons, influenced prices in early 2020 given the tighter supply in relation to the foreseen demand for the first half of 2020.

We have been endeavoring great efforts to develop and adopt market intelligence and technology while maintaining great proximity with agricultural producers to improve our relationships with them and monitor crop evolution. By adopting strategies to diversify suppliers and regions, increasing inventory capacity, developing alternative inputs, besides increasing efficiency in logistics grain handling, we amplify our procurement scope in relation to the historical average, consistent with our risk management policy thresholds. Even considering the evolution of theoretical production costs in 2019, a 6.0% increase for poultry and 8.6% increase for swine[4], prices of these proteins outperformed in the period, with an increment of 18.7% and 54.1%[5], respectively, thereby bolstering our margins growth.

Our innovation journey is underway: in 2019, we launched over 120 SKUs and we have been pursuing a customer-centric approach to meet new market trends. We launched the BRF Hub, an initiative that connects BRF to startups ecosystem, and the "Olheiros da Inovação," an in-house program that foments collaborative

---

[2] Only continuing operations
[3] Brazil's Grain Crop Monitoring – 5th Survey (Feb-20) – CONAB
[4] Poultry and Swine Intelligence Center – EMBRAPA: ICPPoultry/Embrapa and ICPSwine/Embrapa – Dec/19
[5]CEPEA/Esalq Indicators for frozen whole chicken – State of SP special pork carcass

BRF S.A. | MANAGEMENT REPORT ON 4Q19 AND 2019 RESULTS 3

innovation among employees. Our plan is to reach over 10% of our net revenue deriving from innovative products in 2023.

In marketing, we successfully implemented a new positioning for the Sadia (*"Quanto mais você sabe, melhor a Sadia fica"* - The more you know, the better Sadia is) and the Perdigão (*"Comer junto tem sabor de Perdigão"* - Eating together has Perdigão's flavor) brands. We also launched a Performance LAB, which is designed to evaluate brand performance in the digital environment; and we reorganized customer knowledge management by devising a new agenda of consumer insights. According to Kantar Institute, BRF ended 2H19 with a preference of 48.4%, considering the sum of the Sadia, Perdigão and Qualy brands, an increase of 10.5 p.p. from the average of 1H19. Our performance in the digital environment resulted in improved brand evaluation, reaching a NPS 39% higher than in 2018, besides a 56% increase in the number of visits to our websites, and 80% growth in the volume of interactions at our digital channels.

People management has also evolved: the succession plan of the Global CEO was successfully concluded, the stability of our leadership has been maintained, and we moved forward with talent development and retention. We promoted over 1.4 million hours of training; granted educational incentives; invested in mentoring programs to develop our successors and carried out career acceleration programs and to attract high-potential professionals, such as the Fast Track, Operations Trainee, "Doutores no Agro" (Ph.D. professionals in the agribusiness), and the Internship Program. These programs have attracted over 30,000 applicants.

Regarding our cultural initiatives, approximately 400 people participated in the BRF Essence, which resulted in the definition of our purpose (A better life: offer increasingly tasty quality food that is accessible to people around the globe through the sustainable management of a live, long-lived, and complex chain to build a better life for everyone—from field to table); we reinforced our commitment to the values of Safety, Quality, and Integrity and to our principles of conduct (Interdependence, People and Result); and also renewed our belief (A better future for all demands for increasingly higher quality food) and our passion for working with food. Our engagement survey pointed to a significant evolution — largely on account of our greater transparency and customer confidence in the company's executive decisions. The Company grew by 8 p.p. over the year-ago period and stood 6 p.p. above the consumer goods industry average. Our engagement level exceeds 90%. As a result, during 2019, we reduced the Company's general turnover and leadership turnover by 7% and 50%, respectively.

BRF's return to B3's Corporate Sustainability Index - ISE - boosted our confidence even further. We are the only company in the food industry to be part of the ISE, which evidences our diligent, sustainable management, built into our foundation and manifested in the improved indicators of environment, sustainability, and corporate governance in 2019. This recognition only increases our responsibility. We concluded a materiality study with our key stakeholders in which we listed themes that most impact our business, selecting the 11 top issues related to the Sustainable Development Goals (SDG) and the Global Compact in order to prioritize our efforts.

We dramatically advanced in our essential commitments to Safety, Quality, and Integrity by reducing the global frequency rate of accidents by 58% and the exported product complaints by 22% and training over 99.9% of our employees in the Transparency Manual. In order to build up integrity at BRF, an Integrity Ambassadors Program was also created, along with over 140 multiplying agents.

The results achieved so far have filled us with energy as we move forward with our strategic plan, which we will continue to execute with discipline and consistency. These results continue to prove our resilience as a company and our ability to overcome challenges. We remain committed to creating value and growth by means of sustainable management, while respecting our commitment to Safety, Integrity, and Quality, and to our relentless mission of promoting a better life for everyone that is a part of our chain. We celebrate our 85 years of history by tirelessly pursuing our core mission and values, working independently with all our stakeholders, and ensuring that our company endures long into the future. With great enthusiasm, we thank our 265 thousand clients in Brazil and millions of consumers, our more than 90,000 employees, 14,000 suppliers, 12,000 partners, the 39 communities in which we operate in Brazil, and our board of directors and shareholders, for their invaluable support and continued confidence in the future of BRF.

Lorival Nogueira Luz Jr.
Global CEO

BRF S.A. | MANAGEMENT REPORT ON 4Q19 AND 2019 RESULTS 4

HIGHLIGHTS

Key Financial Indicators

The Company notes that it adopted CPC 06 (R2) / **IFRS 16** as of 01/01/19, which had an impact of **R$178 million on 4Q19 EBITDA and R$636 million in 2019**. The IFRS16 accounting standard changes the treatment of leasing, and the Company opted for a modified retrospective approach without reinstatement of comparative periods. Further details can be found in Note 3.14 of the Standardized Financial Statements (DFP).

Exclusion of ICMS (State VAT) from the calculation basis of PIS/COFINS (Federal Revenue Taxes): During 4Q19, the Company recorded **gains totaling R$22 million under Other Operating Income and R$12 million under Financial Income. In 2019, the amount totaled R$1,176 million recorded under Other Operating Income and R$846 million under Financial Income.** These gains in the period mainly resulted from a favorable court ruling on a lawsuit filed by Sadia S.A., which recognized the right to exclude ICMS from the calculation basis of PIS/COFINS, as evidenced in Note 9.2 of the Standardized Financial Statements (DFP).

Provision for ICMS on Staple Food Basket: In June 2019, the motion for clarification was recognized by the Supreme Federal Court (STF) as general repercussion, discussing the right to the tax benefit of ICMS over Staple Food Basket products. Referred appeal aimed at restraining the effects of the court decision. As a result of this judgment and analyzing the technical and legal aspects, the Company understands that the chances of losses are probable. **Therefore, the Company recorded in 2Q19 a negative impact of R$359 million under Other Operating Income and R$390 million under Financial Expenses**, as evidenced in Note 22.1 of the Standardized Financial Statements (DFP). **However, a provision of R$40 million was reversed in 4Q19, which is recorded under Other Operating Income and R$16 million provision under Financial Income.** Lastly, the Company, in negotiations with the States of São Paulo and Rio Grande do Sul, obtained tax amnesty relating to this lawsuit, totaling R$51 million, of which **R$27 million is recorded under Other Operating Income and R$24 million under Financial Income.**

Highlights	4Q19	4Q18	Chg. % y/y	2019	2018	Chg. % y/y
Volume (Thousand Tons)	1,173	1,153	1.7%	4,373	4,441	(1.5%)
Net Revenues	**9,290**	**8,289**	**12.1%**	**33,447**	**30,188**	**10.8%**
Average Price (R$/kg)	7.92	7.19	10.2%	7.65	6.80	12.5%
COGS	(6,918)	(6,719)	3.0%	(25,370)	(25,321)	0.2%
Gross Profit	**2,373**	**1,570**	**51.1%**	**8,077**	**4,868**	**65.9%**
Gross Margin	25.5%	18.9%	6.6 p.p.	24.1%	16.1%	8.0 p.p.
Net (Loss) Income Continued Operations	**690**	**313**	**120.6%**	**1,213**	**(2,115)**	**n.m.**
Net Margin - Continued Op. (%)	7.4%	3.8%	3.7 p.p.	3.6%	(7.0%)	10.6 p.p.
Net (Loss) Income Total Consolidated	**680**	**(2,125)**	**n.m.**	**297**	**(4,466)**	**n.m.**
Net Margin - Total Consolidated (%)	7.3%	(22.3%)	n.m.	0.9%	(14.8%)	n.m.
Adjusted EBITDA	**1,413**	**843**	**67.7%**	**5,317**	**2,462**	**115.9%**
EBITDA Adjusted Margin (%)	15.2%	10.2%	5.0 p.p.	15.9%	8.2%	7.7 p.p.
Tributary Impacts (ICMS and Staple Food Basket)	89	226	(60.5%)	884	226	292.0%
EBITDA Adjusted Ex-Tributary Effects	**1,324**	**617**	**114.5%**	**4,433**	**2,237**	**98.2%**
EBITDA Adjusted Margin Ex-Tributary Effects (%)	14.3%	7.4%	6.8 p.p.	13.3%	7.4%	5.8 p.p.
Cash Generation (Consumption)	**(114)**	**(46)**	**148.7%**	**2,875**	**(664)**	**(532.9%)**
Net Debt	(13,269)	(15,610)	(15.0%)	(13,269)	(15,610)	(15.0%)
Leverage (Net Debt/Adj.EBITDA LTM)	**2.50**	**5.12**	**(51.3%)**	**2.50**	**5.12**	**(51.3%)**

* According to adjustments disclosed each quarter.

Quarter Highlights and Subsequent Events

- The highest results seen from commemorative season campaign since 2015, hitting record sales of kits, customer traffic and solid NPS growth of BRF's brands;
- The commemorative season campaigns - *Natal Sadia* and *Chester Perdigão* – were crucial to bolstering consumers' preference for BRF brands, resulting in this indicator's increase between the first and second half of 2019 (Sadia +2 p.p. and Perdigão +1.9 p.p. in brand preference amongst food brands);
- BRF's return to B3's Corporate Sustainability Index – ISE, the only company in Brazil's food industry included in this index;

BRF S.A. | MANAGEMENT REPORT ON 4Q19 AND 2019 RESULTS 5

- Prepayment of loans with local banks totaling R$2,187 million, with maturities between January 2020 and August 2021;
- A revolving credit facility contracted with Banco do Brasil of up to R$1.5 billion and a three-year duration;
- Outlook for the Company's credit rating was upgraded from stable to positive by S&P (rating BB-) and from negative to stable by Moody's (rating Ba2);
- Net leverage guidance was revised to a level between 2.35 and 2.75x at the end of 2020, as announced in the Material Fact of March 3, 2020.

OPERATING PERFORMANCE

BRAZIL SEGMENT

Brazil Segment	4Q19	4Q18	Chg. % y/y	2019	2018	Chg. % y/y
Volume (Thousand Tons)	**608**	**621**	**(2.0%)**	**2,195**	**2,274**	**(3.5%)**
Poultry (In Natura)	128	131	(2.3%)	504	533	(5.4%)
Pork and Others (In Natura)	31	30	2.6%	117	117	(0.2%)
Processed foods	450	460	(2.2%)	1,574	1,623	(3.0%)
Net Operating Revenues (R$, Million)	**5,085**	**4,736**	**7.4%**	**17,489**	**16,293**	**7.3%**
Average price (R$/Kg)	8.36	7.63	9.6%	7.97	7.17	11.2%
COGS	(3,702)	(3,747)	(1.2%)	(13,212)	(12,992)	1.7%
Gross Profit (R$, Million)	**1,383**	**989**	**39.8%**	**4,278**	**3,301**	**29.6%**
Gross Margin (%)	27.2%	20.9%	6.3 p.p.	24.5%	20.3%	4.2 p.p.
Adjusted EBITDA (R$, Million)	**841**	**556**	**51.3%**	**3,014**	**1,489**	**102.4%**
Adjusted EBITDAMargin (%)	16.5%	11.7%	4.8 p.p.	17.2%	9.1%	8.1 p.p.
EBITDA Adjusted Ex-Tributary Effects	**752**	**330**	**127.6%**	**2,129**	**1,263**	**68.6%**
EBITDA Adjusted Margin Ex-Tributary Effects (%)	14.8%	7.0%	7.8 p.p.	12.2%	7.8%	4.4 p.p.

4Q19 x 4Q18

Net revenue from the Brazil segment grew by 7.4% y-o-y in 4Q19, reflecting (i) the best and most successful commemorative season campaign since 2015; (ii) lower inventory levels, which supported an outstanding commercial execution; and (iii) the prioritization of more profitable channels. Net revenue from commemorative products rose by 10.1% y-o-y, a result of price adjustments (+15.0% y-o-y), record sales of kits, an improved mix of channels, and a significant reduction in leftover inventory.

In 4Q19, average prices rose by 9.6% y-o-y. In addition to price increases since early 2019 across all product portfolios, the Company at the end of quarter anticipated a price adjustment in the *in natura* segment estimated for 2020, on the back of a more restricted supply of proteins and higher pressure on grain costs. As a result, volume sold in the quarter fell by 2.0% y-o-y, reminding that the comparative basis of the previous year was intensified by stronger sales that drove 2018 inventory levels back to normal.

This favorable performance in average sales prices coupled with a better mix of channels and products more than offset the slight 0.8% y-o-y increase in the average unit cost that resulted from an increase in personnel, maintenance, and electricity expenses. Hence, gross margin increased by 6.3 p.p. y-o-y, reaching 27.2% in 4Q19, the best result seen over the last four years.

Sales, general and administrative expenses increased by 11.1% y-o-y, due to higher legal expenses that totaled R$33 million for the period, deriving from the conclusion of labor lawsuits filed until 2017, and higher freight expenses. It is worth noting that the Company recorded gains of (i) R$22 million related to the exclusion of ICMS from the calculation basis of PIS/COFINS; (ii) R$40 million referring to a provision reversal, and R$27 million tax amnesty in the States of São Paulo and Rio Grande do Sul, the latter relating to the ICMS tax benefit over the Staple Food Basket. If we exclude these effects, Adjusted EBITDA would total R$752 million (+128% y-o-y) in 4Q19, with an Adjusted EBITDA margin of 14.8% (+7.8 p.p. y-o-y). In addition, the adoption of IFRS 16 represented an amount of R$96 million on Adjusted EBITDA in 4Q19.

BRF S.A. | MANAGEMENT REPORT ON 4Q19 AND 2019 RESULTS 6

2019 x 2018

Our strategic plan is underway to recover profitability. As a result, net revenue grew by 7.3% y-o-y in 2019, positively impacted by higher prices (+11.2% y-o-y), but partially pressured by lower volumes (-3.5% y-o-y), especially in 1Q19, when we adjusted average prices and rearranged investments in retail bonuses.

This positive net revenue performance was sufficient to offset the 5.3% increase in average unit cost resulting from lower production volumes in 2019, which impacted dilution of fixed cost and higher personnel, maintenance, and electricity expenses. Hence, gross margin advanced 4.2 p.p. y-o-y, reaching 24.5% in 2019. In addition, sales, general and administrative expenses rose by 9.6% y-o-y due to (i) higher marketing investments; (ii) increased freight expenses; (iii) and increased legal provisions expenses totaling R$100 million in the period that resulted from the conclusion of labor lawsuits filed until 2017.

It is worth noting that the effects of excluding the ICMS from the calculation basis of PIS/COFINS and provision for payment of ICMS over Staple Food Basket products had a positive impact of R$1,176 million and negative R$292 million, respectively, on the Brazil segment's Adjusted EBITDA. If we exclude these effects, Adjusted EBITDA would total R$2,130 million in 2019 (+68.7% y-o-y), with an Adjusted EBITDA margin of 12.2% (+4.4 p.p. y-o-y). In addition, the adoption of IFRS16 had a positive accounting effect on Adjusted EBITDA of R$335 million in 2019.

Market Share

At the end of 4Q19, the Company's consolidated market share reached 43.2%, down 2.2 p.p. y-o-y, a result of its strategy to stimulate the operation's profitability by repositioning prices and reducing direct investments in the retail channel.

In the Margarines category, Qualy was the positive highlight, growing 0.4 p.p. y-o-y, with the successful launch of *Qualy Vita* and *Qualy 0% Lactose*. We maintained our leadership position across all channels, even when compared to the same period last year, reflecting the power of the brand and the assertiveness of our marketing campaigns in 2019.

The Cold Cuts, Processed Foods, and Frozen Meals categories were the most pressured by price repositioning, contracting 1.1 p.p. y-o-y, 1.8 p.p. y-o-y and 4.8 p.p. y-o-y, respectively. Compared to Dec/Jan reading, we gained 0.4 p.p. in Margarines, reaching a market share of 55.1% and 44.4% in Frozen Meals.

It is worth highlighting the Company's repositioning in relation to sales channel, increasing focus on Route and Foodservice Route channels, segments with higher profitability levels, but with greater difficulty of market share reading due to their fragmented customer base.

Distribution Channels - Volume	2018	2019	Chg. y/y
Small Retailers	45.0%	47.0%	200 p.p.
Large Retailers	44.6%	41.8%	(280) p.p.
Food Service Total	10.4%	11.2%	80 p.p.

BRF S.A. | MANAGEMENT REPORT ON 4Q19 AND 2019 RESULTS 7

Total BRF*

45.3% 45.0% 43.9% 44.2% 43.6% 43.0% 43.2%
6Bi18 1Bi19 2Bi19 3Bi19 4Bi19 5Bi19 6Bi19

Source: Nielsen

* As of 4Q18, the Becel brand was removed from the Company's market share reading due to the end of the joint venture between Unilever Brasil and BRF.

Cold Cuts

49.9% 50.5% 49.1% 50.3% 49.5% 49.0% 48.8%
6Bi18 1Bi19 2Bi19 3Bi19 4Bi19 5Bi19 6Bi19

Margarines

54.1% 54.0% 53.8% 53.2% 54.2% 54.4% 54.6%
6Bi18 1Bi19 2Bi19 3Bi19 4Bi19 5Bi19 6Bi19

Frozen Meals

49.2% 49.9% 48.0% 46.7% 45.4% 44.4% 44.4%
6Bi18 1Bi19 2Bi19 3Bi19 4Bi19 5Bi19 6Bi19

Sausages/Franks

39.0% 38.0% 37.0% 37.7% 37.0% 36.2% 37.2%
6Bi18 1Bi19 2Bi19 3Bi19 4Bi19 5Bi19 6Bi19

Source: Nielsen Bimonthly Retail – Margarines and Frozen Meals (Oct/Nov reading); Processed and Cold Cuts (Nov/Dec reading)

BRF S.A. | MANAGEMENT REPORT ON 4Q19 AND 2019 RESULTS

8

INTERNATIONAL SEGMENT

Following the consolidation of international operations under a single International Markets Vice Presidency, we present the aggregate information from the Halal Market and Other International Markets as detailed below.

International Segment	4Q19	4Q18	Chg. % y/y	2019	2018	Chg. % y/y
Volume (Thousand Tons)	**497**	**468**	**6.3%**	**1,909**	**1,900**	**0.5%**
Poultry (In Natura)	386	374	3.3%	1,507	1,531	(1.5%)
Pork and Others (In Natura)	44	30	47.4%	149	129	15.1%
Processed foods	67	65	3.8%	252	239	5.2%
Net Operating Revenues (R$, Million)	**3,924**	**3,342**	**17.4%**	**14,899**	**13,069**	**14.0%**
Average price (R$/Kg)	7.89	7.14	10.5%	7.81	6.88	13.5%
COGS	(3,003)	(2,741)	9.5%	(11,303)	(11,001)	2.7%
Gross Profit (R$, Million)	**921**	**601**	**53.4%**	**3,596**	**2,068**	**73.9%**
Gross Margin (%)	23.5%	18.0%	5.5 p.p.	24.1%	15.8%	8.3 p.p.
Adjusted EBITDA (R$, Million)	**571**	**200**	**185.4%**	**2,316**	**896**	**158.5%**
Adjusted EBITDA Margin (%)	14.5%	6.0%	8.6 p.p.	15.5%	6.9%	8.7 p.p.
Volume CFR* (Thousand Tons)	**308**	**281**	**9.4%**	**1,170**	**1,140**	**2.6%**
% total in volume	61.9%	60.1%	1.8 p.p.	61.3%	60.0%	1.3 p.p.

Direct Export

HALAL MARKET

Halal market	4Q19	4Q18	Chg. % y/y	2019	2018	Chg. % y/y
Volume (Thousand Tons)	**290**	**292**	**(0.6%)**	**1,132**	**1,145**	**(1.1%)**
Poultry (In Natura)	252	252	0.3%	977	995	(1.9%)
Processed foods	37	40	(6.4%)	155	150	3.8%
Net Operating Revenues (R$, Million)	**2,195**	**2,144**	**2.4%**	**8,719**	**8,302**	**5.0%**
Average price (R$/Kg)	7.58	7.35	3.0%	7.70	7.25	6.2%
COGS	(1,738)	(1,667)	4.3%	(6,550)	(6,539)	0.2%
Gross Profit (R$, Million)	**457**	**477**	**(4.2%)**	**2,169**	**1,763**	**23.0%**
Gross Margin (%)	20.8%	22.3%	(1.4) p.p.	24.9%	21.2%	3.6 p.p.
Adjusted EBITDA (R$, Million)	**169**	**196**	**(13.7%)**	**1,111**	**828**	**34.3%**
Adjusted EBITDA Margin (%)	7.7%	9.1%	(1.4) p.p.	12.7%	10.0%	2.8 p.p.
Volume CFR* (Thousand Tons)	**105**	**114**	**(7.3%)**	**416**	**434**	**(4.1%)**
% in total volume	36.4%	39.0%	(2.6) p.p.	36.7%	37.9%	(1.2) p.p.

Direct Export

4Q19 x 4Q18

Net revenue in the Halal Market grew by 2.4% y-o-y to R$2.2 billion in 4Q19, favored by the depreciated exchange rate of 8.1% y-o-y. Despite volumes practically in line with the previous year, the average USD prices were pressured by (i) lower volumes shipped from Banvit to Iraq, as this market partially restricted products imported from Turkey, which negatively impacted prices both in the Turkish market and in neighboring countries and (ii) the temporary halt by Saudi's authority of the operations at our food processing plant in Abu Dhabi and shipments to Saudi Arabia.

Gross margin shrank 1.4 p.p. y-o-y due to the mix of products and countries and higher freight expenses. However, stricter control of expenses was offset by depreciated exchange rates. Thus, the Halal Market's Adjusted EBITDA totaled R$169 million in 4Q19, reaching an Adjusted EBITDA margin of 7.7% (-1.4 p.p. y-o-y). In addition, the adoption of IFRS 16 represented nearly R$53 million on Adjusted EBITDA of the Halal Market in 4Q19.

2019 x 2018

The business dynamics seen in early 2019 were positive for the Company, with net revenue advancing by 12.2% in the first half of the year, mainly boosted by (i) a price increase in Saudi Arabia on the back of

BRF S.A. | MANAGEMENT REPORT ON 4Q19 AND 2019 RESULTS 9

restricted product offering ; (ii) a price increase in Turkey, after introducing mechanisms to control prices during pre-electoral period; and (iii) a positive impact of depreciated exchange rates. On the other hand, the second half of the year was very challenging due to Turkey's export restrictions to Iraq and a temporary halt of the Abu Dhabi plant's operations, which serves the Saudi market, as previously mentioned. These factors partially pressured 2019 results. Nevertheless, the Company's net revenue grew by 5.0% y-o-y in the period.

Gross margin advanced 3.6 p.p. y-o-y as a result of an improved product mix, with a greater contribution from the processed food category. However, stricter control of expenses was offset by depreciated exchange rates. Notwithstanding, the Halal Market's Adjusted EBITDA totaled R$1.1 billion in 2019, reaching an Adjusted EBITDA margin of 12.7% (+2.7 p.p. y-o-y). In addition, the adoption of IFRS16 had a positive accounting effect of R$189 million on the Halal Market's EBITDA in 2019.

Market Share

We ended 2019 with a market share of 39.4%, in line with the previous year, and maintaining a broad market leadership position. Below is BRF's market share in all categories, according to the latest Nielsen reading:

(i) griller with 46.0% (+2.0 p.p. y-o-y);
(ii) chicken cuts with 54.9% (-2.9 p.p. y-o-y);
(iii) processed foods with 20.2% (-0.2 p.p. y-o-y).

In Turkey, our market share grew by 3.5 p.p. y-o-y to 19.5% in 4Q19, a result of our effective strategy to strengthen the Banvit brand to the detriment of retailers' private label brands. We were able to maintain our leadership position in virtually every category in which we operate in the Turkish market.

OTHER INTERNATIONAL MARKETS (Asia, Africa, the Americas, and Europe)

Other International Markets	4Q19	4Q18	Chg. % y/y	2019	2018	Chg. % y/y
Volume (Thousand Tons)	**208**	**177**	**17.5%**	**777**	**755**	**2.9%**
Poultry (In Natura)	134	122	9.5%	531	536	(0.96%)
Pork and Others (In Natura)	44	30	47.4%	149	129	15.05%
Processed foods	30	25	20.4%	96	90	7.51%
Net Operating Revenues (R$, Million)	**1,729**	**1,198**	**44.2%**	**6,181**	**4,767**	**29.7%**
Average price (R$/Kg)	8.33	6.79	22.7%	7.96	6.32	25.98%
COGS	(1,264)	(1,075)	17.7%	(4,753)	(4,462)	6.53%
Gross Profit (R$, Million)	**464**	**124**	**275.1%**	**1,427**	**305**	**367.8%**
Gross Margin (%)	26.9%	10.3%	16.5 p.p.	23.1%	6.4%	16.7 p.p.
Adjusted EBITDA (R$, Million)	**401**	**4**	**n.m.**	**1,204**	**68**	**1664.4%**
Adjusted EBITDA Margin (%)	23.2%	0.3%	22.9 p.p.	19.5%	1.4%	18.1 p.p.
Volume CFR* (Thousand Tons)	**202**	**168**	**20.8%**	**754**	**706**	**6.7%**
% in total volume	97.5%	94.9%	2.6 p.p.	97.1%	93.6%	3.5 p.p.

Direct Export

4Q9 x 4Q8

In 4Q19, net revenue totaled R$1.7 billion, up 44.2% y-o-y due to higher volumes (+17.4% y-o-y) and higher average prices in Brazilian reais (+22.8% y-o-y). The outbreak of African swine fever is still impacting supply in several Asian countries, resulting in higher demand for imported products. In China, our volumes stepped up 92.3%, also impacted by a higher number of licensed plants during the second half of 2019, and U.S. prices climbing 51.5% y-o-y. Japan and Korea also saw improved commercial dynamics, with importers fearing an eventual chicken shortage in the market due to higher demand from China.

In addition to changes in the Asian countries that favored results, we reported a positive performance in Africa, with net revenue growing by 13.6% y-o-y, highlighting volume increase (+16.8% y-o-y) resulting from the higher volume of sausage and chicken sold in the region.

Our gross profit reached R$464 million in 4Q19, with a gross margin of 26.9% (+16.5 p.p. y-o-y). After corporate restructuring in 2019, our general and administrative expenses decreased by 3.2 p.p. y-o-y, positively contributing to this region's profitability. Thus, Adjusted EBITDA totaled R$401 million in 4Q19, with

BRF S.A. | MANAGEMENT REPORT ON 4Q19 AND 2019 RESULTS 10

a margin of 23.2% (+22.9 p.p. y-o-y). The adoption of IFRS16 represented an amount of R$28 million on Adjusted EBITDA of the Other International Markets in 4Q19.

2019 x 2018

In 2019, net revenue grew by 29.7% y-o-y, fueled by price increase (+26.0% y-o-y) and volume growth (+2.9% y-o-y) increases. Key highlights in 2019 were (i) higher demand from the Asian market on account of African swine fever, especially from China as of 2H19; (ii) higher volume exported due to an increased number of licensed plants; (iii) recovery of chicken leg production volume after a more challenging 2018; and (iv) sales expanded to other countries, such as the Philippines and Vietnam, besides different channels.

Successful commercial execution coupled with good expense management and the international market restructuring resulted in an EBITDA margin increase of 18.1 p.p. y-o-y, reaching an Adjusted EBITDA of R$1.2 billion, compared to R$68 million in 2018. The adoption of IFRS 16 represented R$111 million on Adjusted EBITDA of the Other International Markets in 2019.

OTHER SEGMENTS

Other Segments + Ingredients	4Q19	4Q18	Chg. % y/y	2019	2018	Chg. % y/y
Volume (Thousand Tons)	**67**	**64**	**4.7%**	**269**	**268**	**0.6%**
Poultry (In Natura)	3	2	57.0%	10	3	182.77%
Pork and Others (In Natura)	1	1	(44.2%)	2	3	(46.08%)
Processed foods	1	1	(34.3%)	5	7	(34.09%)
Others Sales	63	60	5.0%	253	254	(0.38%)
Net Operating Revenues (R$, Million)	**281**	**211**	**33.5%**	**1,058**	**838**	**26.3%**
COGS	(215)	(148)	45.5%	(854)	(671)	27.31%
Gross Profit (R$, Million)	**66**	**63**	**5.2%**	**204**	**167**	**22.1%**
Gross Margin (%)	23.5%	29.9%	(6.3) p.p.	19.3%	20.0%	(0.7) p.p.
Adjusted EBITDA (R$, Million)	**45**	**47**	**(3.9%)**	**132**	**109**	**20.9%**
Adjusted EBITDA Margin (%)	16.0%	22.3%	(6.2) p.p.	12.5%	13.0%	(0.6) p.p.

Adjusted EBITDA for Other Segments totaled R$45 million in 4Q19, with an adjusted EBITDA margin of 16.0%. This is explained by higher raw material expenses at BRF Ingredients. On the other hand, in 2019, Adjusted EBITDA surged 20.9% y-o-y due to lower raw material liquidation.

Corporate

Corporate - R$ Million	4Q19	4Q18	Chg. % y/y	2019	2018	Chg. % y/y
Net Operating Revenues	**-**	**-**	**n.m.**	**0**	**(11)**	**n.m.**
Gross Profit	2	(83)	n.m.	(2)	(668)	(99.77%)
Adjusted EBITDA	**(44)**	**40**	**n.m.**	**(144)**	**(31)**	**357.1%**

Adjusted EBITDA amounted to negative R$44 million in 4Q19, mainly impacted by (i) R$23 million of provisions for civil and tax contingencies and (ii) asset retirement expenses totaling R$18 million. In 2019, Adjusted EBITDA amounted to negative R$144 million mainly impacted by (i) R$64 million in provisions for tax and civil contingencies; (ii) asset retirement expenses totaling R$51 million; and (iii) R$19 million in provisions favoring the municipality of Lucas do Rio Verde (Mato Grosso state), relating to the Housing Program (PROHAB) for our employees.

BRF S.A. | MANAGEMENT REPORT ON 4Q19 AND 2019 RESULTS 11

FINANCIAL PERFORMANCE

Net Operating Revenue (NOR)

Volumes - Thousand Tons	4Q19	4Q18	Chg. % y/y	2019	2018	Chg. % y/y
Poultry (In Natura)	516	506	2.2%	2,018	2,064	(2.25%)
Pork and Others (In Natura)	75	62	21.8%	270	252	7.16%
Processed foods	518	526	(1.6%)	1,830	1,869	(2.11%)
Others Sales	63	60	5.7%	255	255	(0.10%)
Total	**1,173**	**1,153**	**1.7%**	**4,373**	**4,441**	**(1.53%)**
NOR (R$ Million)	**9,290**	**8,289**	**12.1%**	**33,447**	**30,188**	**10.8%**
Average Price (NOR)	7.92	7.19	10.2%	7.65	6.80	12.5%

In 4Q19, net revenue totaled R$9.3 billion, up 12.1% y-o-y, reflecting (i) 44.2% y-o-y increase in net revenue from Other International Markets, fueled by better prices (+22.8% y-o-y) and volume (+17.4% y-o-y), especially in the Asian markets and (ii) an improved business performance in the Brazil Segment, which recorded an average price increase of 9.6% y-o-y.

In 2019, Net Revenue rose by 10.8% y-o-y to R$33.5 billion on the back of an improved business performance in virtually all regions. Key highlights were (i) 29.7% y-o-y increase in net revenue from Other International Markets, fueled by better price (+26.0% y-o-y) and volume (+2.9% y-o-y), especially in the Asian markets; (ii) average price increase of 11.2% y-o-y in the Brazil Segment, in line with the Company's strategy of increasing profitability; and (iii) a more favorable exchange rate scenario.

Cost of Sales (COGS)

COGS - R$ Million	4Q19	4Q18	Chg. % y/y	2019	2018	Chg. % y/y
Cost of Goods Sold	**(6,918)**	**(6,719)**	**3.0%**	**(25,370)**	**(25,321)**	**0.2%**
R$/Kg	5.90	5.83	1.2%	5.80	5.70	1.8%

COGS per kg increased by 1.2% y-o-y in 4Q19 and 1.8% in 2019 due to higher personnel, electricity, maintenance, and freight expenses, but partially offset by gains deriving from our management by means of the Zero-Based Cost program.

Gross Profit

Gross Profit - R$ Million	4Q19	4Q18	Chg. % y/y	2019	2018	Chg. % y/y
Gross Profit	**2,373**	**1,570**	**51.1%**	**8,077**	**4,868**	**65.9%**
Gross Margin (%)	25.5%	18.9%	6.6 p.p.	24.1%	16.1%	8.0 p.p.

Gross margin stood at 25.5% (+6.6 p.p. y-o-y) in 4Q19 and 24.1% (+8,0 p.p. y-o-y) in 2019, fueled by improved operating results in both Brazil and in the International segments. In 2019, we moved forward with our strategy to stimulate the operation's profitability through sustainable price management, improved commercial execution, and an optimization of mix of channels, products and countries.

Operating Expenses

Operating Expenses - R$ Million	4Q19	4Q18	Chg. % y/y	2019	2018	Chg. % y/y
Selling Expenses	**(1,363)**	**(1,260)**	**8.1%**	**(4,936)**	**(4,560)**	**8.2%**
% of the NOR	(14.7%)	(15.2%)	0.5 p.p.	(14.8%)	(15.1%)	0.3 p.p.
General and Administrative Expenses	**(197)**	**(170)**	**15.9%**	**(616)**	**(551)**	**11.7%**
% of the NOR	(2.1%)	(2.0%)	(0.1) p.p.	(1.8%)	(1.8%)	(0.0) p.p.
Operating Expenses	**(1,560)**	**(1,430)**	**9.1%**	**(5,551)**	**(5,111)**	**8.6%**
% of the NOR	(16.8%)	(17.3%)	0.5 p.p.	(16.6%)	(16.9%)	0.3 p.p.

BRF S.A. | MANAGEMENT REPORT ON 4Q19 AND 2019 RESULTS 12

Operating expenses rose by 9.1% y-o-y in 4Q19 and 8.6% y-o-y in 2019 on account of (i) greater marketing investments to strengthen our brands; (ii) higher freight expenses in the international market due to depreciated exchange rates; and (iii) legal provision expenses relating to labor lawsuits filed until 2017 in the Brazil Segment. However, total expenses, as a percentage of net revenue, improved 0.5 p.p. y-o-y in 4Q19 and 0.3 p.p. y-o-y in 2019, reflecting higher operating leverage.

Other Operating Results

Other Operating Results - R$ Million	4Q19	4Q18	Chg. % y/y	2019	2018	Chg. % y/y
Other Operating Results	**(14)**	**137**	**n.m.**	**429**	**19**	**2120.6%**
% of the NOR	(0.2%)	1.7%	n.m.	1.3%	0.1%	1.2 p.p.

In 4Q19, we recorded a net expense of R$14 million under "Other Operating Results," a negative variation of R$151 million from 4Q18. It is worth noting that a gain of R$226 million was recorded in 4Q18 relating to the exclusion of ICMS from the calculation basis of PIS/COFINS.

In 2019, we posted a net gain of R$429 million under Other Operating Results, a variation of R$410 million from 2018, reflecting the exclusion of ICMS from the calculation basis of PIS/COFINS recorded in 2019. This gain was partially offset by charges relating to provision for ICMS over Staple Food Basket and higher expenses and provisions under the Corporate Segment, as previously mentioned.

Financial Result

Financial Results - R$ Million	4Q19	4Q18	Chg. % y/y	2019	2018	Chg. % y/y
Net Interest	(267)	(268)	(0.3%)	(1,433)	(1,146)	25.0%
Interest over assets and Net Liabilities	(267)	(268)	(0.3%)	(1,273)	(1,146)	11.1%
Costs over Debt Anticipation	-	-	n.m.	(160)	-	n.m.
Adjusted Present Value	(80)	(64)	24.8%	(305)	(277)	10.0%
Net Charges on Rights and Obligations	(132)	353	n.m.	40	288	(85.9%)
Interest on Rights	**50**	**383**	**(86.9%)**	**1,050**	**518**	**102.6%**
Interest over ICMS based on PIS/COFINS	12	331	(96.3%)	893	331	169.8%
Other Rights	38	52	(26.1%)	156	187	(16.4%)
Charges on Obligations	**(182)**	**(30)**	**509.9%**	**(1,009)**	**(230)**	**338.5%**
Charges on ICMS over Staple Food Basket	40	-	n.m.	(350)	-	n.m.
Actuarial Liabilities	(50)	-	n.m.	(50)	-	n.m.
Contigent Liabilities	(88)	13	n.m.	(224)	28	n.m.
IFRS 16	(41)	-	n.m.	(160)	-	n.m.
Commission and other charges	(43)	(43)	(0.4%)	(225)	(258)	(12.6%)
Exchange Rate Variation and Fair Value (MtM)	39	(307)	n.m.	80	(876)	n.m.
Exchange Rate Variation (Assets and Liabilities)	42	(164)	n.m.	171	(318)	n.m.
Hedge Accounting Effectivity Test	-	(92)	n.m.	(55)	(316)	(82.5%)
Fair Value *Total Return Swap*	-	(6)	n.m.	5	(214)	n.m.
Fair Value of other Derivatives	(3)	(45)	(94.4%)	(40)	(28)	40.6%
Other Financial Results	(101)	(70)	43.5%	(248)	(230)	7.7%
Argentinian Hyperinflation	(17)	-	n.m.	(44)	-	n.m.
Liabilities with Minorities	(90)	(24)	280.7%	(169)	(109)	54.4%
IOF and PIS/COFINS over Financial Results	3	5	(38.3%)	17	14	17.4%
Other Effects	3	(51)	n.m.	(52)	(135)	(61.3%)
Net Financial Results	**(541)**	**(357)**	51.6%	**(1,865)**	**(2,241)**	**(16.8%)**

Net financial result was an expense of R$541 million in 4Q19 and R$1,865 million in 2019. The main components were grouped into the following categories:

(i) **Net Interest** on gross debt and cash amounted to a net expense of R$267 million in 4Q19, in line with expenses recorded during the same period last year of R$268 million. In 2019, expenses totaled R$1,433 million, mainly impacted by exchange rate variation of foreign currency-denominated financial charges, prepayments of some debt, and buyback of senior notes announced to the market in September 2019.

(ii) **Adjusted Present Value (APV)** totaled expenses of R$80 million in 4Q19, R$16 million higher than in 4Q18. Year-over-year, expenses came to R$305 million in 2019, a R$28 million increase from 2018. The APV refers to the financial income (expense) component linked to clients/suppliers accounts. This amount is offset in the gross profit.

BRF S.A. | MANAGEMENT REPORT ON 4Q19 AND 2019 RESULTS 13

(iii) **Net Charges on Rights and Obligations** amounted to an expense of R$132 million in 4Q19 compared to an income of R$353 million in 4Q18 of which R$331 million derive from accounting for the first lawsuit to exclude ICMS from the calculation basis of PIS/COFINS. The 2019 result was an income of R$40 million, impacted by (i) expenses to restate actuarial liabilities at R$50 million, as evidenced in Note 21 of the financial statements; (ii) contingent liabilities expenses of R$224 million; (iii) the adoption of IFRS 16, which increased leasing expenses by R$160 million; and (iv) accounting for gains referring to proceedings to exclude ICMS from the calculation basis of PIS/COFINS and charge of provision for ICMS over Staple Food Basket, which together total R$543 million, as evidenced in Notes 9.2 and NE 22.1 of the financial statements.

(iv) **Exchange Rate Variation and Fair Value (MtM)** totaled an income of R$39 million in 4Q19. In 2019, exchange rate variation and others totaled an income of R$80 million, mainly fueled by exchange rate variation gains of R$171 million in the period. In 2018, this item totaled an expense of R$876 million, impacted by (i) a foreign exchange loss of R$318 million; (ii) mark-to-market of Total Return Swap resulting in an expense of R$214 million; (iii) an expense deriving from effectiveness test of debt designated as hedge accounting in the amount of R$316 million; and (iv) an expense deriving from adjustments to the market value of derivative financial instruments totaling -R$28 million.

(v) **Other Financial Results** totaled an expense of R$101 million in 4Q19 versus an expense of R$70 million in 4Q18. In 2019, this result came to an expense of R$248 million compared to an expense of R$230 million in the previous year.

Net Income (Loss)

Net Income / (Loss) - R$ Million	4Q19	4Q18	Chg. % y/y	2019	2018	Chg. % y/y
Consolidated Net / (Loss) Income - Continued Op.	**690**	**313**	**120.6%**	**1,213**	**(2,115)**	**n.m.**
Net Margin (%)	7.4%	3.8%	3.7 p.p.	3.6%	(7.0%)	n.m.
Consolidated Net / (Loss) Income - Total Consolidated	**680**	**(2,125)**	**n.m.**	**297**	**(4,466)**	**n.m.**

In 4Q19, the Company posted net income for continuing operations of R$690 million and corporate net income of R$680 million, reflecting operational improvement in the period. In 2019, the Company posted net income for continuing operations of R$1,213 million and a corporate net income of R$297 million. In addition to operational improvements that bolstered the Company's profitability, non-recurring positive impacts were seen relating to the exclusion of ICMS from the calculation basis of PIS/COFINS, net of effects of charges of provision for ICMS over Staple Food Basket.

Adjusted EBITDA

EBITDA - R$ Million	4Q19	4Q18	Chg. % y/y	2019	2018	Chg. % y/y
Consolidated Net (Loss)	**690**	**313**	**n.m.**	**1,213**	**(2,115)**	**n.m.**
Income Tax and Social Contribution	(432)	(389)	11.3%	(126)	(333)	(62.2%)
Net Financial	541	357	51.6%	1,865	2,241	(16.8%)
Depreciation and Amortization	584	440	32.6%	2,301	1,747	31.7%
EBITDA	**1,382**	**721**	**91.7%**	**5,254**	**1,541**	**241.0%**
EBITDA Margin (%)	14.9%	8.7%	6.2 p.p.	15.7%	5.1%	10.6 p.p.
Impacts of Carne Fraca/Trapaça operations	21	90	(76.9%)	79	493	(83.9%)
Debt designed as Hedge Accounting	-	-	n.m.	-	184	n.m.
Forest Fair Value	28	(94)	n.m.	28	(107)	n.m.
Corporate Restructuring	(1)	22	n.m.	14	206	(93.0%)
Impacts of Trucker Strike	-	(0)	(100.0%)	-	85	(100.0%)
Tax recoveries	(24)	(8)	208.3%	(54)	(52)	2.6%
Non controlling shareholders	1	25	(94.5%)	(11)	(0)	2285.5%
Costs on business diposed (Impairment)	7	86	n.m.	19	113	n.m.
Others	(2)	-	n.m.	(13)	-	n.m.
Adjusted EBITDA	**1,413**	**843**	**67.7%**	**5,317**	**2,462**	**115.9%**
Adjusted EBITDA Margin (%)	**15.2%**	**10.2%**	**5.0 p.p.**	**15.9%**	**8.2%**	**7.7 p.p.**
ICMS PIS/COFINS Impact	22	226	(90.2%)	1,176	226	421.3%
ICMS Staple Food Basket Impact	67	-	n.m.	(292)	-	n.m.
EBITDA Adjusted Ex-Tributary Effects	**1,324**	**617**	**114.5%**	**4,433**	**2,237**	**98.2%**
EBITDA Adjusted Margin Ex-Tributary Effects (%)	**14.3%**	**7.4%**	**6.8 p.p.**	**13.3%**	**7.4%**	**5.8 p.p.**

BRF S.A. | MANAGEMENT REPORT ON 4Q19 AND 2019 RESULTS 14

Adjusted EBITDA in 4Q19 amounted to R$1,413 million, up 67.7% y-o-y. Adjusted EBITDA margin was 15.2%, an increase of 5.0 p.p. y-o-y. We highlight an approximate R$22 million gain in 4Q19's operating results that stemmed from a favorable court ruling on the exclusion of ICMS from the calculation basis of PIS/COFINS and R$67 million referring to provisions reversal and tax amnesty with the States of São Paulo and Rio Grande do Sul, both relating to the lawsuit of ICMS over Staple Food Basket. If we exclude these impacts, Adjusted EBITDA would total R$1,324 million in 4Q19, with a margin of 14.3%. In 2019, Adjusted EBITDA totaled R$5.3 billion, a 241.0% y-o-y growth. If we exclude the tax gains referring to ICMS in the calculation basis of PIS/COFINS, net of charges of provision for ICMS over Staple Food Basket products, the Adjusted EBITDA would total R$4.4 billion (+98.3% y-o-y), reaching a margin of 13.3% in 2019.

This clearly evidences a significant improvement in the Company's operational performance in 2019, a result of successful commercial execution and focus on increasing profitability. It is worth noting that the adoption of IFRS 16 represented an amount of R$178 million on Adjusted EBITDA in 4Q19 and R$636 million in 2019, as evidenced in Note 3.14 of the Standardized Financial Statements (DFP).

WORKING CAPITAL AND FINANCIAL CYCLE

With the adoption of IFRS16 as of 2019, as described in Note 3.14, some effects have been adjusted by the Company to calculate the Accounts Payable Turnover. **To maintain a comparative basis and to better reflect the index, all additions and reversals associated with the adoption of the new accounting practices have been adjusted in the calculation.**

The Company's financial cycle totaled 15.4 days in 2019, a decrease of 0.8 days compared to 4Q18, only considering continuing operations. Likewise, the average financial cycle ended 2019 totaling 18.9 days, an improvement of 9.3 days compared to 2018. Such substantial improvement comes from maintenance of working capital gains mostly stemming from (i) reduced levels of frozen raw materials inventory and finished products within the scope of the Operating and Financial Restructuring Plan announced on June 29, 2018, and executed during the second half of 2018 and (ii) the structuring of a Receivables Investment Fund - BRF Clients in December 2018, also within the scope of the Plan.

Financial Cycle (end of period– Continuing Operations): Clients + Inventories[1] – Suppliers

28.6
24.3
28.2
16.2
17.1
20.1
18.1
15.4
8.5%
7.5%
8.2%
5.2%
5.2%
6.0%
5.3%
5.4%
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
% Financial Cycle/ NOR
Financial Cycle (days)

[1]Includes short-term biological assets

BRF S.A. | MANAGEMENT REPORT ON 4Q19 AND 2019 RESULTS 15

MANAGERIAL CASH FLOW

Operating cash flow from continuing operations in 4Q19 amounted to R$1,068 million versus R$1,067 million of consolidated operations during the same period last year. In 2019, operating cash generation totaled R$4,672 million, R$3,139 million above consolidated operations in 2018. Such improvement is a result of the Company's operational recovery coupled with revenue growth and an upturn in the profitability of virtually all business markets. The working capital optimizations seen at the end of 2018 were sustained in 2019, which contributed to improving operational results conversion into cash.

The cash flow of investments from continuing operations totaled a consumption of R$100 million in 2019 compared to a consumption of R$1,373 million from consolidated operations in 2018. This improvement mainly derives from the Company's Divestment Plan, announced and initiated in 2018, which amounted to R$1,778 million in 2019 versus R$259 million in 2018.

Lastly, free cash flow totaled R$2,875 million in 2019, playing a key role in reducing the Company's net indebtedness, even taking into account the USD appreciation versus Brazilian real, which went from R$3.87/US$ in December 2018 vs. R$4.03/US$ in December 2019).

BRF S.A. | MANAGEMENT REPORT ON 4Q19 AND 2019 RESULTS 16

Million BRL	4Q19	2019	4Q18[1]	2018
Adjusted EBITDA	1,413	5,317	841	2,616
Impacts of Carne Fraca/Trapaça operations	(21)	(79)	(90)	(493)
Debt designed as Hedge Accounting	-	-	-	(208)
Forest Fair Value	(28)	(28)	94	107
Corporate Restructuring	1	(14)	(22)	(214)
Impacts of Trucker Strike	-	-	0.2	(85)
Tax recoveries	24	54	8	52
Non controlling shareholders	(1)	11	(29)	(18)
Costs on business diposed (Impairment)	(7)	(22)	(2,476)	(2,476)
Discontinued Operations	-	-	(31)	(63)
Others	3	16	(95)	(130)
EBITDA	**1,382**	**5,254**	**(1,802)**	**(911)**
Working Capital	**(102)**	**(257)**	**763**	**341**
Δ Accounts Receivable	(965)	(283)	348	931
Δ Inventories	549	(91)	676	147
Δ Suppliers	315	117	(261)	(738)
Others	**(213)**	**(325)**	**2,106**	**2,104**
Δ Taxes	304	452	(279)	(627)
Δ Provisions	(269)	(55)	(92)	(208)
Δ Salaries/Benefits	(77)	284	(156)	33
Δ Others	(171)	(1,007)	2,633	2,905
Cash Flow from Operating Activities	**1,068**	**4,672**	**1,067**	**1,533**
CAPEX	(420)	(1,429)	(406)	(1,632)
Leasing IFRS 16	(126)	(448)	-	-
Cash Flow from Operations with Capex	**521**	**2,795**	**661**	**(99)**
M&A and Sale of Assets	28	1,778	213	259
Cash Flow from Investments	**(518)**	**(100)**	**(193)**	**(1,373)**
Cash - Financial Results	(164)	(657)	(638)	(17)
Interest Income	26	134	41	257
Interest Expenses	(381)	(1,291)	(299)	(1,140)
FX Variation on Cash and Cash Equivalents	(144)	117	(25)	75
Cash Flow from Financing Activities	**(663)**	**(1,697)**	**(920)**	**(824)**
Free Cash Flow	**(114)**	**2,875**	**(46)**	**(664)**
New Debt Amortizantions	(2,054)	(4,082)	624	176
Cash Variations	**(2,168)**	**(1,207)**	**578**	**(488)**

Million BRL	3Q19	2019	3Q18[1]	2018
Cash and Cash Equivalents - Initial	**7,673**	**6,711**	**6,368**	**7,434**
Cash Variation	(2,168)	(1,207)	578	(488)
Cash and Cash Equivalents - Final	**5,505**	**5,505**	**6,946**	**6,946**
Total Debt - Initial	**21,458**	**22,400**	**22,691**	**20,744**
New Debt/Amortization	(2,054)	(4,082)	624	176
FX Variation on Total Debt	(336)	321	(408)	1,443
Debt Interest and Derivatives	(294)	134	(351)	193
Total Debt - Final	**18,774**	**18,774**	**22,556**	**22,556**
Net Debt	**13,269**	**13,269**	**15,610**	**15,610**

[1] *Including continuing + discontinued operations*

BRF S.A. | MANAGEMENT REPORT ON 4Q19 AND 2019 RESULTS 17

INDEBTEDNESS

R$ Million	In 12.31.2019			In 12.31.2018[1]	
Debt	**Current**	**Non-current**	**Total**	**Total**	**Δ %**
Local Currency	(2,835)	(4,779)	(7,614)	(10,627)	(28.4%)
Foreign Currency	(450)	(10,710)	(11,160)	(11,929)	(6.4%)
Gross Debt	**(3,286)**	**(15,488)**	**(18,774)**	**(22,556)**	**(16.8%)**
Cash Investments*					
Local Currency	2,005	46	2,051	5,341	(61.6%)
Foreign Currency	3,143	311	3,454	1,605	115.2%
Total Cash Investments	5,148	357	5,505	6,946	(20.7%)
Net Debt	**1,862**	**(15,131)**	**(13,269)**	**(15,610)**	**(15.0%)**

[1] Indebtedness and financial investments include continuing and discontinued operations.
** Cash considered is comprised of Cash and Cash Equivalents, Financial Investments, Restricted Cash, and Derivative Financial Assets.*

Total gross indebtedness of continuing operations in the amount of R$18,774 million, as reported above, accounts for financial indebtedness plus liabilities from derivative financial instruments, in the amount of R$154 million, according to Note 25.3 of the Standardized Financial Statements (DFP). In 2019, amortizations net of funding totaled R$4,082 million. Adjusted gross leverage ended 2019 at 3.53x (continuing operations) versus 8.62x (continuing operations + discontinued operations) in 2018. In addition, the average term of indebtedness was extended to 4.6 years, an increment of 1.6 years from 2018.

In 2019, net debt from continuing operations totaled R$13,269 million, a R$2,341 million decrease compared to the R$15,610 million from continuing + discontinued operations in 2018. The following factors contributed to this decrease: (i) free cash flow generation of R$2,875 million in 2019, partially offset by; (ii) non-cash effects, especially the exchange rate variation of R$455 million; and (iii) R$79 million relating to the discontinuance of divested assets. As a result, net leverage, measured by the ratio between the net debt and LTM Adjusted EBITDA, reached 2.50x (continued operations) in 2019, a slump of 3.47x from the same period last year (continuing + discontinued operations). Excluding the effects of IFRS16 on Adjusted EBITDA of continuing operations, net leverage reached2.83x in 2019.

Finally, the Company reaffirms that it does not have financial leverage covenants.

INVESTMENTS (CAPEX)

Investments made in the quarter amounted to R$420 million, excluding accounting effects from the adoption of IFRS 16, representing an increase of 4% from 4Q18, of which R$129 million was allocated to growth, efficiency, and support; R$230 million to biological assets; and R$61 million to leasing and others. Including the accounting effect from the adoption of IFRS 16, CAPEX totaled R$546 million. In 2019, investments amounted to R$1,429 million, ex-effect of IFRS 16, representing a 12% decrease from 2018.

CAPEX - R$ Million	4Q19	4Q18	Chg. % y/y	2019	2018	Chg. % y/y
Growth	47	13	261.5%	94	62	52.3%
Efficieny	12	20	(40.0%)	39	92	(57.1%)
Support	70	101	(30.7%)	278	380	(26.9%)
Biological Assets	230	214	7.5%	809	877	(7.8%)
Commercial Lease and Others	61	57	7.0%	208	221	(5.8%)
Total w/o IFRS 16	**420**	**405**	**3.7%**	**1,429**	**1,632**	**(12.4%)**
Leasing IFRS16 Impact	126	-	n.m.	448	-	n.m.
Total	**546**	**405**	**34.8%**	**1,877**	**1,632**	**15.0%**

BRF S.A. | MANAGEMENT REPORT ON 4Q19 AND 2019 RESULTS 18

The main projects in 4Q19 included:

- **Market Demand:**

(i) Projects to manufacture industrialized products to meet the demand of the domestic market, highlighting the Seropédica Plant (RJ); investments to increase capacity in sliced food product offerings, consolidating the merchandising position of this category;
(ii) Measures to increase the production of *in natura* items to meet the demand of the foreign market, highlighting investments to meet the markets of China and the Middle East;
(iii) Opening of a Distribution Center in Londrina (PR).

- **Efficiency:**

(i) Projects to implement the concepts of the 4.0 Industry in chicken slaughtering units;
(ii) Projects to reduce costs through greater operating efficiency (e.g. higher yield in the production process);
(iii) Energy efficiency projects for production units.

- **Support/IT:**

(i) Projects to replace industrial assets;
(ii) Improvements in working conditions for employees in the production process;
(iii) Updates in technological systems;
(iv) Optimization projects and control of processes related to the commercial and supply chain areas;
(v) IT projects to meet the Compliance and Corporate Governance requirements.

- **Support/Quality**:

(i) Projects to improve control and quality processes in meatpacking units, factories and farms.

BRF S.A. | MANAGEMENT REPORT ON 4Q19 AND 2019 RESULTS 19

RELATIONSHIP WITH INDEPENDENT AUDITORS

Pursuant to CVM Instruction No. 381, dated January 14, 2003, the Company reports that its policy of engagement of services unrelated to the external audit is based on principles that protect auditor independence.

Pursuant to CVM Instruction No. 381/03, in the period ended December 31, 2019, KPMG Auditores Independentes was not engaged in providing services unrelated to external audits.

Pursuant to CVM Instruction No. 480/09, the Company's management states that at a meeting held on March 2, 2020, it discussed, reviewed, and agreed with the information included in the independent auditor's review of the 2019 financial information.

BRF S.A. | MANAGEMENT REPORT ON 4Q19 AND 2019 RESULTS 20

CONSOLIDATED INCOME STATEMENT

Financial Statement - R$ Million	4Q19	4Q18	Chg. % y/y	2019	2018	Chg. % y/y
Net Operating Revenues	**9,290**	**8,289**	**12.1%**	**33,447**	**30,188**	**10.8%**
Cost of Sales	(6,918)	(6,719)	3.0%	(25,370)	(25,321)	0.2%
% of the NOR	(74.5%)	(81.1%)	6.6 p.p.	(75.9%)	(83.9%)	8.0 p.p.
Gross Profit	**2,373**	**1,570**	**51.1%**	**8,077**	**4,868**	**65.9%**
% of the NOR	25.5%	18.9%	6.6 p.p.	24.1%	16.1%	8.0 p.p.
Operating Expenses	**(1,560)**	**(1,430)**	**9.1%**	**(5,551)**	**(5,111)**	**8.6%**
% of the NOR	(16.8%)	(17.3%)	0.5 p.p.	(16.6%)	(16.9%)	0.3 p.p.
Selling Expenses	**(1,363)**	**(1,260)**	**8.1%**	**(4,936)**	**(4,560)**	**8.2%**
% of the NOR	(14.7%)	(15.2%)	0.5 p.p.	(14.8%)	(15.1%)	0.3 p.p.
Fixed	(858)	(818)	4.9%	(3,142)	(2,929)	7.3%
Variable	(505)	(442)	14.2%	(1,793)	(1,631)	9.9%
General and Administrative Expenses	**(197)**	**(170)**	**15.9%**	**(616)**	**(551)**	**11.7%**
% of the NOR	(2.1%)	(2.0%)	(0.1) p.p.	(1.8%)	(1.8%)	(0.0) p.p.
Honorary of our Administrators	(26)	(9)	180.0%	(50)	(29)	75.9%
% of the NOR	(0.3%)	(0.1%)	(0.2) p.p.	(0.2%)	(0.1%)	(0.1) p.p.
General and Administrative	(171)	(160)	6.4%	(565)	(523)	8.2%
% of the NOR	(1.8%)	(1.9%)	0.1 p.p.	(1.7%)	(1.7%)	0.0 p.p.
Operating Income	**813**	**140**	**479.2%**	**2,526**	**(243)**	**n.m.**
% of the NOR	8.8%	1.7%	7.1 p.p.	7.6%	(0.8%)	n.m.
Other Operating Results	**(14)**	**137**	**n.m.**	**429**	**19**	**2120.6%**
Equity Income	**-**	**3**	**(100.0%)**	**(2)**	**18**	**n.m.**
EBIT	**799**	**281**	**184.2%**	**2,953**	**(206)**	**n.m.**
% of the NOR	8.6%	3.4%	5.2 p.p.	8.8%	(0.7%)	n.m.
Net Financial Income	**(541)**	**(357)**	**51.6%**	**(1,865)**	**(2,241)**	**(16.8%)**
Income before Taxes	**257**	**(76)**	**n.m.**	**1,087**	**(2,448)**	**n.m.**
% of the NOR	2.8%	(0.9%)	n.m.	3.3%	(8.1%)	n.m.
Income Tax and Social Contribution	432	389	11.3%	126	333	(62.2%)
% of Income before Taxes	168.0%	(511.6%)	n.m.	11.6%	(13.6%)	n.m.
Consolidated Net Income (Loss) - Continued Operations	**690**	**313**	**120.6%**	**1,213**	**(2,115)**	**n.m.**
% of the NOR	7.4%	3.8%	3.7 p.p.	3.6%	(7.0%)	n.m.
Consolidated Net Income (Loss) - Total Consolidated	**680**	**(2,125)**	**n.m.**	**297**	**(4,466)**	**n.m.**
% of the NOR	7.3%	(22.3%)	n.m.	0.9%	(14.8%)	n.m.
EBITDA	**1,382**	**721**	**91.7%**	**5,254**	**1,541**	**241.0%**
% of the NOR	14.9%	8.7%	6.2 p.p.	15.7%	5.1%	10.6 p.p.
Adjusted EBITDA	**1,413**	**843**	**67.7%**	**5,317**	**2,462**	**115.9%**
% of the NOR	15.2%	10.2%	5.0 p.p.	15.9%	8.2%	7.7 p.p.

BRF S.A. | MANAGEMENT REPORT ON 4Q19 AND 2019 RESULTS 21

BALANCE SHEET

Balance Sheet - R$ Million	12.31.19	09.30.19	12.31.18
Assets			
Current Assets			
Cash and Cash Equivalents	4,238	6,206	4,870
Financial Investments	418	414	507
Accounts and other Receivables	3,091	2,182	2,720
Recoverable Taxes	626	757	1,067
Inventories	3,888	4,492	3,877
Biological Assets	1,603	1,559	1,513
Other Financial Assets	195	104	182
Other Receivables	366	444	459
Anticipated expenses	224	150	232
Restricted Cash	296	629	277
Current Assets held to sale	99	75	3,326
Total Current Assets	**15,045**	**17,014**	**19,031**
Non-Current Assets			
Long-term assets	9,455	9,018	7,549
Cash Investments	307	319	291
Accounts Receivable	71	77	97
Judicial Deposits	576	588	669
Biological Assets	1,081	1,073	1,061
Recoverable Taxes	5,439	5,410	3,150
Deferred Taxes	1,846	1,459	1,520
Restricted Cash	-	-	584
Other Receivables	86	92	177
Other Financial Assets	50	0.2	-
Permanent Assets	17,200	17,319	15,802
Investments	15	15	86
Property, Plant and Equipment	12,277	12,259	10,697
Intangible	4,908	5,046	5,019
Total Non-Current Assets	**26,655**	**26,338**	**23,351**
Total Assets	**41,701**	**43,351**	**42,382**

BRF S.A. | MANAGEMENT REPORT ON 4Q19 AND 2019 RESULTS 22

Balance Sheet - R$ Million	12.31.19	06.30.19	06.30.2018
Liabilities and Equity			
Current Liabilities			
Loans and Financing	3,132	3,243	4,547
Suppliers	6,161	6,085	5,563
Supply Chain Risk	842	619	875
Payroll, Mandatory Social Charges and Profit Sharing	825	905	619
Taxes Payable	517	458	403
Other Financial Liabilities	154	340	235
Provisions	1,084	1,207	496
Employee Pension Plan	96	95	95
Other Liabilities	513	682	525
Current Liabilities held to sale and discontinued operation	-	-	1,132
Total Current Liabilities	**13,324**	**13,634**	**14,489**
Non-Current Liabilities			
Loans and Financing	15,488	17,834	17,618
Suppliers	2,067	1,853	180
Taxes and Social Charges Payable	190	196	162
Provision for Tax, Civil and Labor Contingencies	710	833	855
Deferred Taxes	85	89	66
Employee Pension Plan	594	424	373
Other Liabilities	1,094	1,069	1,108
Total Non-Current Liabilities	**20,228**	**22,298**	**20,362**
Total Liabilities	**33,552**	**35,932**	**34,851**
Shareholders' Equity			
Capital Stock	12,460	12,460	12,460
Capital Reserves	193	207	115
Other Related Results	(722)	(764)	(1,276)
Retained Profits	(3,997)	(4,716)	(4,279)
Treasury Shares	(38)	(38)	(57)
Non-Controling Shareholders	253	270	567
Total Shareholders' Equity	**8,148**	**7,420**	**7,532**
Total Liabilities and Shareholders	**41,701**	**43,351**	**42,382**

BRF S.A. | MANAGEMENT REPORT ON 4Q19 AND 2019 RESULTS 23

Balance Sheet - R$ Million	12.31.19	06.30.19	06.30.2018
Liabilities and Equity			
Current Liabilities			
Loans and Financing	3.132	3.243	4.547
Suppliers	6.161	6.085	5.563
Supply Chain Risk	842	619	875
Payroll, Mandatory Social Charges and Profit Sharing	825	905	619
Taxes Payable	517	458	403
Other Financial Liabilities	154	340	235
Provisions	1.084	1.207	496
Employee Pension Plan	96	95	95
Other Liabilities	513	682	525
Current Liabilities held to sale and discontinued operation	-	-	1.132
Total Current Liabilities	**13.324**	**13.634**	**14.489**
Non-Current Liabilities			
Loans and Financing	15.488	17.834	17.618
Suppliers	2.067	1.853	180
Taxes and Social Charges Payable	190	196	162
Provision for Tax, Civil and Labor Contingencies	710	833	855
Deferred Taxes	85	89	66
Employee Pension Plan	594	424	373
Other Liabilities	1.094	1.069	1.108
Total Non-Current Liabilities	**20.228**	**22.298**	**20.362**
Total Liabilities	**33.552**	**35.932**	**34.851**
Shareholders' Equity			
Capital Stock	12.460	12.460	12.460
Capital Reserves	193	207	115
Other Related Results	(722)	(764)	(1.276)
Retained Profits	(3.997)	(4.716)	(4.279)
Treasury Shares	(38)	(38)	(57)
Non-Controling Shareholders	253	270	567
Total Shareholders' Equity	**8.148**	**7.420**	**7.532**
Total Liabilities and Shareholders	**41.701**	**43.351**	**42.382**

BRF S.A. | MANAGEMENT REPORT ON 4Q19 AND 2019 RESULTS 24

1.         COMPANY’S OPERATIONS

BRF S.A. (“BRF”) and its subsidiaries (collectively the “Company”) is a publicly traded company, listed on the segment Novo Mercado of Brasil, Bolsa, Balcão (“B3”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. The Company’s registered office is at Rua Jorge Tzachel, nº 475, Bairro Fazenda, Itajaí - Santa Catarina and the main business office is in the city of São Paulo.

BRF is a Brazilian multinational company, with global presence, which owns a comprehensive portfolio of products, and it is one of the world’s largest companies of food products. The Company operates by raising, producing and slaughtering poultry and pork for processing, production and sale of fresh meat, processed products, pasta, margarine and others.

The Company holds as main brands Sadia, Perdigão, Qualy, Chester®, Kidelli, Perdix and Banvit, present mainly in Brazil, Turkey and Middle Eastern countries.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

1.1.    Equity interest

				% equity interest
Entity		Main activity	Country	12.31.19	12.31.18

BRF Energia S.A.		Commercialization of eletric energy	Brazil	100.00	100.00
BRF GmbH		Holding	Austria	100.00	100.00
BRF Foods LLC		Import, industrialization and commercialization of products	Russia	99.90	99.90
BRF France SARL	(n)	Marketing and logistics services	France	-	100.00
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	99.00	99.00
BRF Global Company South Africa Proprietary Ltd.		Administrative, marketing and logistics services	South Africa	100.00	100.00
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	1.00	1.00
BRF Global GmbH	(b)	Holding and trading	Austria	100.00	100.00
BRF Foods LLC		Import, industrialization and commercialization of products	Russia	0.10	0.10
Qualy 5201 B.V.	(b) (m)	Import, commercialization of products and holding	The Netherlands	-	100.00
Xamol Consultores Serviços Ltda.	(n)	Import and commercialization of products	Portugal	-	100.00
SPE Khan GmbH	(j) (n)	Holding and trading	Austria	-	-
BRF Japan KK		Marketing and logistics services, import, export, industrialization and commercialization of products	Japan	100.00	100.00
BRF Korea LLC		Marketing and logistics services	Korea	100.00	100.00
BRF Shanghai Management Consulting Co. Ltd.		Provision of consultancy and marketing services	China	100.00	100.00
BRF Shanghai Trading Co. Ltd.		Import, export and commercialization of products	China	100.00	100.00
BRF Singapore Foods PTE Ltd.		Administrative, marketing and logistics services	Singapore	100.00	100.00
BRF Germany GmbH	(n)	Import and commercialization of products	Germany	-	100.00
BRF Holland B.V.	(n)	Import and commercialization of products	The Netherlands	-	100.00
Campo Austral S.A.	(f)	Industrialization and commercialization of products	Argentina	-	2.66
Eclipse Holding Cöoperatief U.A.	(e)	Holding	The Netherlands	-	0.01
BRF B.V.	(n)	Industrialization, import and commercialization of products	The Netherlands	-	100.00
ProudFood Lda		Import and commercialization of products	Angola	10.00	10.00
BRF Hungary LLC		Import and commercialization of products	Hungary	100.00	100.00
BRF Iberia Alimentos SL	(n)	Import and commercialization of products	Spain	-	100.00
BRF Invicta Ltd.	(m) (n)	Import, commercialization and distribution of products	England	-	69.16
Invicta Food Products Ltd.	(n)	Import and commercialization of products	England	-	100.00
BRF Wrexham Ltd.	(n)	Industrialization, import and commercialization of products	England	-	100.00
Invicta Food Group Ltd.	(b) (m)	Import, commercialization and distribution of products	England	-	100.00
Invicta Foods Ltd.	(n)	Import, commercialization and distribution of products	England	-	100.00
Invicta Foodservice Ltd.	(n)	Import, commercialization and distribution of products	England	-	100.00
Universal Meats (UK) Ltd.	(b) (m)	Import, Industrialization, commercialization and distribution of products	England	-	100.00
BRF Italia SPA	(n)	Import and commercialization of products	Italy	-	67.00
Compañía Paraguaya Comercial S.A.	(a)	Import and commercialization of products	Paraguay	99.00	99.00
Campo Austral S.A.	(i)	Industrialization and commercialization of products	Argentina	-	50.48
Itega S.A.	(h)	Holding	Argentina	-	96.00
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	99.99	99.99
Buenos Aires Fortune S.A.		Holding	Argentina	5.00	5.00
Campo Austral S.A.	(f) (i)	Industrialization and commercialization of products	Argentina	-	8.44
Eclipse Latam Holdings		Holding	Spain	100.00	100.00
Buenos Aires Fortune S.A.		Holding	Argentina	95.00	95.00
Campo Austral S.A.	(i)	Industrialization and commercialization of products	Argentina	-	6.53
Campo Austral S.A.	(i)	Industrialization and commercialization of products	Argentina	-	31.89
Itega S.A.	(h)	Holding	Argentina	-	4.00
Golden Foods Poultry Limited	(n)	Holding	Thailand	-	48.52
Golden Poultry Siam Limited	(n)	Holding	Thailand	-	51.84
Golden Poultry Siam Limited	(n)	Holding	Thailand	-	48.16
BRF Thailand Limited	(n)	Import, Industrialization, commercialization and distribution of products	Thailand	-	100.00
BRF Feed Thailand Limited	(n)	Import, Industrialization, commercialization and distribution of products	Thailand	-	100.00
Golden Foods Sales (Europe) Limited	(n)	Holding and trading	England	-	100.00
Golden Quality Foods Europe BV	(n)	Import, commercialization and distribution of products	The Netherlands	-	100.00
Golden Quality Foods Netherlands BV	(n)	Import, commercialization and distribution of products	The Netherlands	-	100.00
Golden Foods Siam Europe Limited	(b) (m)	Import, commercialization and distribution of products	England	-	100.00
Golden Quality Poultry (UK) Ltd	(n)	Import, commercialization and distribution of products	England	-	100.00
Perdigão Europe Lda.		Import, export of products and administrative services	Portugal	100.00	100.00
Perdigão International Ltd.		Import and export of products	Cayman Island	100.00	100.00
BFF International Ltd.		Financial fundraising	Cayman Island	100.00	100.00
Highline International	(a)	Financial fundraising	Cayman Island	100.00	100.00
Sadia Overseas Ltd.	(a) (s)	Financial fundraising	Cayman Island	100.00	98.00
ProudFood Lda		Import and commercialization of products	Angola	90.00	90.00
Sadia Chile S.A.		Import, export and commercialization of products	Chile	40.00	40.00
SATS BRF Food PTE Ltd.	(p)	Import, industrialization, commercialization and distribution of products	Singapore	-	49.00
BRF Global Namíbia	(a)	Import and commercialization of products	Namibia	100.00	100.00
Wellax Food Logistics C.P.A.S.U. Lda.		Import, commercialization of products and administrative services	Portugal	100.00	100.00
BRF Luxembourg Sarl	(q)	Holding	Luxemburgo	-	100.00
BRF Austria GmbH	(r)	Holding	Austria	100.00	100.00
One Foods Holdings Ltd		Holding	United Arab Emirates	100.00	100.00
Al-Wafi Food Products Factory LLC		Import, export, industrialization and commercialization of products	United Arab Emirates	49.00	49.00
Badi Ltd.		Holding	United Arab Emirates	100.00	100.00
Al-Wafi Al-Takamol International for Foods Products		Import and commercialization of products	Saudi Arabia	75.00	75.00
BRF Al Yasra Food K.S.C.C. ("BRF AFC")		Import, commercialization and distribution of products	Kuwait	49.00	49.00
BRF Foods GmbH		Industrialization, import and commercialization of products	Austria	100.00	100.00
Al Khan Foodstuff LLC ("AKF")		Import, commercialization and distribution of products	Oman	70.00	70.00
FFM Further Processing Sdn. Bhd.		Industrialization, import and commercialization of products	Malaysia	70.00	70.00
FFQ GmbH		Industrialization, import and commercialization of products	Austria	100.00	100.00
TBQ Foods GmbH		Holding	Austria	60.00	60.00
Banvit Bandirma Vitaminli		Import, industrialization and commercialization of products	Turkey	91.71	91.71
Banvit Enerji ve Elektrik Üretim Ltd. Sti.	(a)	Generation and commercialization of electric energy	Turkey	100.00	100.00
Banvit Foods SRL		Industrialization of grains and animal feed	Romania	0.01	0.01
Nutrinvestments BV		Holding	The Netherlands	100.00	100.00
Banvit ME FZE		Marketing and logistics services	United Arab Emirates	100.00	100.00
Banvit Foods SRL		Industrialization of grains and animal feed	Romania	99.99	99.99
One Foods Malaysia SDN. BHD.		Marketing and logistics services	Malaysia	100.00	100.00
Federal Foods LLC		Import, commercialization and distribution of products	United Arab Emirates	49.00	49.00
Federal Foods Qatar		Import, commercialization and distribution of products	Qatar	49.00	49.00
BRF Hong Kong LLC	(a)	Import, commercialization and distribution of products	Hong Kong	100.00	100.00

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

Eclipse Holding Cöoperatief U.A.	(e)	Holding	The Netherlands	0.01	-
Establecimiento Levino Zaccardi y Cia. S.A.	(a)	Industrialization and commercialization of dairy products	Argentina	99.94	99.94
BRF Pet S.A.		Industrialization, commercialization and distribution of feed and nutrients for animals	Brazil	100.00	100.00
PP-BIO Administração de bem próprio S.A.	(k)	Management of assets	Brazil	33.33	66.66
PR-SAD Administração de bem próprio S.A.	(o)	Management of assets	Brazil	33.33	-
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	99.99	99.99
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercialization of products	Brazil	99.99	99.99
Quickfood S.A.	(c)	Industrialization and commercialization of products	Argentina	-	91.21
Sadia Alimentos S.A.		Holding	Argentina	43.10	43.10
Avex S.A.	(d) (g)	Industrialization and commercialization of products	Argentina	-	33.98
Sadia International Ltd.		Import and commercialization of products	Cayman Island	100.00	100.00
Sadia Chile S.A.		Import, export and marketing of products	Chile	60.00	60.00
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	5.10	5.10
Avex S.A.	(d) (g)	Industrialization and commercialization of products	Argentina	-	66.02
Compañía Paraguaya Comercial S.A.	(a)	Import and commercialization of products	Paraguay	1.00	1.00
Sadia Alimentos S.A.		Holding	Argentina	56.90	56.90
Sadia Overseas Ltd.	(a) (s)	Financial fundraising	Cayman Island	-	2.00
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	94.90	94.90
UP Alimentos Ltda.	(l)	Industrialization and commercialization of products	Brazil	-	50.00
Vip S.A. Empreendimentos e Participações Imobiliárias		Commercialization of owned real state	Brazil	100.00	100.00
Establecimiento Levino Zaccardi y Cia. S.A.	(a)	Industrialization and commercialization of dairy products	Argentina	0.06	0.06
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	0.01	0.01
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercialization of products	Brazil	0.01	0.01

(a)	Subsidiárias com operações dormentes.

(b)

A subsidiária BRF Global GmbH atua como trading para o mercado Europa e possuía até 02.06.19 62 subsidiárias diretas localizadas na Ilha da Madeira, Portugal, com valor de investimento de R$4.133 (R$4.913 em 31.12.18) e uma subsidiária direta localizada em Den Bosch, Holanda, denominada Qualy 20, com valor de investimento de R$7.299 (R$7.360 em 31.12.18). A subsidiária Qualy 5201 B.V. possui 133 subsidiárias diretas localizadas em Den Bosch, Holanda sendo que o valor desse investimento até a data da alienação era de R$19.467 (R$20.725 em 31.12.18). A subsidiária indireta Invicta Food Group Ltd. possui 120 subsidiárias diretas localizadas em Ashford, Inglaterra, com valor de investimento até a data da alienação de R$44.837 (R$44.805 em 31.12.18). A subsidiária indireta Universal Meats (UK) Ltd. possui 99 subsidiárias diretas localizadas em Ashford, Inglaterra, com valor de investimento até a data da alienação de R$41.112 (R$45.052 em 31.12.18).  A subsidiária indireta Golden Foods Siam Europe Ltd. possui 32 subsidiárias diretas localizadas em Ashford, Inglaterra, com valor de investimento até a data da alienação de R$(157) (R$44 em 31.12.18). Essas subsidiárias tinham o objetivo de operar no mercado europeu para possibilitar o incremento de participação da Companhia nesse mercado, que é regulado por regime de quotas de importação para carnes de frango e peru.
Em 15.03.19 foram realizadas fusões das subsidiárias diretas da BRF Global GmbH na Ilha da Madeira, sendo que as 101 subsidiárias existentes foram incorporadas em 62 empresas. Na mesma data, foram realizadas fusões das subsidiárias diretas da Qualy 5201 B.V. em Den Bosch, sendo que as 212 subsidiárias existentes foram incorporadas em 133 empresas.

(c)	Em 02.01.19, a BRF S.A. alienou a totalidade das ações que detinha da Quickfood S.A.

(d)

Em 03.01.19 a Sadia Alimentos S.A. alienou a totalidade das ações que detinha na Avex S.A. à BRF S.A. e a Sadia Uruguay S.A. alienou 61,02% de participação da Avex S.A. à BRF S.A., retendo 5% de participação.

(e)	Em 14.01.19, a BRF Holland B.V. alienou a participação que detinha da Eclipse Holding Cöoperatief U.A. para BRF S.A.

(f)	Em 14.01.19, a BRF Holland B.V. alienou a participação que detinha da Campo Austral S.A. para Eclipse Holding Cöoperatief U.A.

(g)	Em 04.02.19, a BRF S.A. e Sadia Uruguay S.A. alienaram a totalidade das ações que detinham da Avex S.A.

(h)	Em 11.03.19, a Eclipse Latam Holdings alienou a totalidades das ações que detinha da Itega S.A.

(i)	Em 11.03.19, a BRF GmbH, Eclipse Latam Holdings, Eclipse Holding Cöoperatief U.A. e Buenos Aires Fortune S.A. alienaram a totalidades das ações que detinham da Campo Austral S.A.

(j)	Em 01.04.19, foi constituida a SPE Khan GmbH.

(k)	Em 01.04.19, foi alienada participação de 33,33% da PP-BIO Administração de bem próprio S.A.

(l)	Em 03.04.19, a UP Alimentos Ltda. foi liquidada.

(m)

Em 31.05.19, a BRF GmbH adquiriu a parcela minoritária da BRF Invicta Ltd. pelo valor de GBP 43.716 (equivalente a R$217.393). O ágio apurado nesta transação foi registrado na rubrica de reserva de capital, no montante de GBP 19.974 (equivalente a R$99.327).

(n)	Em 03.06.19, empresa foi alienada à Tyson International Holding Co. como parte das operações Europa e Tailândia (nota 12).

(o)	Em 01.08.19, foi adquirida participação de 33,33% na PR-SAD Administração de bem próprio S.A.

(p)	Em 05.09.19, foi alienada a totalidade das ações detidas da SATS BRF Food PTE Ltd.

(q)	Em 04.12.19, a BRF Luxembourg Sarl foi liquidada.

(r)	Em 04.12.19, a BRF S.A passou a deter 100% do capital da BRF Austria GmbH.

(s)	Em 20.12.19, a Perdigão International Ltd. passou a deter 100% do capital da Sadia Overseas Ltd.

Except for the associates PP-BIO and PR-SAD in which the Company records the investments by the equity method (for December 31, 2018 or until the period that the participation was sold  in 2019, the joint ventures SATS and UP Alimentos were recognized by the equity method), all other subsidiaries shown in the table were consolidated.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

1.2.    Investigations involving BRF

The Company has been subject to two external investigations, denominated “Carne Fraca Operation” in 2017 and “Trapaça Operation” in 2018, as detailed below. The Company’s Audit and Integrity Committee conducted independent investigations, along with the Independent Investigation Committee, composed of external members and with external legal advisors in Brazil and abroad with respect to the allegations involving BRF employees and former employees in the scope of the aforementioned operations and other ongoing investigations.

For the year ended on December 31, 2019, the main impacts observed as result of the referred investigations were recorded in other operating expenses in the amount of R$79,937 (R$78,889 in the same period of the previous year), mostly related to expenditures with lawyers, legal advisors and consultants.

In addition to the impacts already registered, there are uncertainties about the outcome of these operations which may result in penalties, fines and normative sanctions, right restrictions and other forms of liabilities, for which the Company is not able to make a reliable estimate of the potential losses.

The outcomes may result in payments of substantial amounts, which may cause a material adverse effect on the Company’s financial position, results and cash flows in the future.

1.2.1.          Carne Fraca Operation

On March 17, 2017, BRF became aware of a decision issued by a judge of the 14th Federal Court of Curitiba - Paraná, authorizing the search and seizure of information and documents, and the detention of certain individuals in the context of the Carne Fraca Operation. Two BRF employees were detained and subsequently released, as well as three others were identified for questioning.

In April 2017, the Brazilian Federal Police and the Brazilian federal prosecutors filed charges against BRF employees, which were accepted by the judge responsible for the process, and its main allegations in this phase involved misconduct related to improper offers and/or promises to government inspectors.

On June 04, 2018, the Company was informed about the establishment of a responsibility administrative process (“PAR”) by the Office of the Comptroller General (“CGU”), under the Law Nº 12,846/2013 (“Anti-corruption Law”), which aims to verify eventual administrative responsibilities related to the facts object of the criminal lawsuit Nº 5016879-04.2017.4.04.7000, (“Criminal Lawsuit”) in progress under the 14th Federal Court of the subsection of Curitiba/PR, as a consequence of the Carne Fraca Operation.

BRF has informed certain regulators and governmental entities, including the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”) about the Carne Fraca Operation and is cooperating with such the authorities, which are conducting their own investigations.

On September 28, 2018, the sentence of the Criminal Lawsuit in first instance was published, discharging one of the BRF employees and convicting a former employee for six months of detention with the possibility of substitution for a right-restricting penalty. The Brazilian federal prosecutors presented appeal to the first instance decision. The appeal is being analyzed by the Federal Regional Court of the 4th region.

1.2.2.          Trapaça Operation

On March 5, 2018, the Company learned of a decision issued by a judge of the 1st Federal Court of Ponta Grossa/PR, authorizing the search and seizure of information and documents due to allegations involving misconduct relating to quality violations, improper use of feed components and falsification of tests at certain BRF manufacturing plants and accredited labs. Such operation was denominated as Trapaça Operation. On March 5, 2018, BRF received notice from the Ministry of Agriculture, Livestock and Food Supply (“MAPA”) immediately suspending exports from its Rio Verde/GO, Carambeí/PR and Mineiros/GO plants to 12 countries that require specific sanitary requirements for the control of the bacteria group Salmonella spp and Salmonella pullorum.

On May 14, 2018, the Company received the formal notice that twelve plants located in Brazil were removed from the list that permits imports of animal origin products by the European Union’s countries. The measure came into force as of May 16, 2018 and affects only the plants located in Brazil and which have export licenses to the European Union, not affecting the supply to other markets or other BRF plants located outside Brazil and that export to the European market.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

On October 15, 2018, the Federal Police Department submitted to the 1st Federal Criminal Court of the Judicial Branch of Ponta Grossa – PR the final report of its investigation in connection to the Trapaça Operation. The police inquiry indicted 43 people, including former key executives of the Company.

On December 04, 2019, the Public Prosecution filed charges against eleven people related to allegations about Premix (compound of vitamins, minerals, and amino acids for the inclusion of micro ingredients in the feed for the ideal nutrition of the animals) as outcome of the Trapaça Operation. No administration member, director or executive in current management position has been identified. Of the employees who were identified, only one person still remained active in his function and has preventively been removed after the filing of the charges, according to the current policy of the Company, which provides removal until the resolution of the case.

BRF informed certain regulators and government entities, including SEC and DOJ about the Trapaça Operation and has been cooperating with such authorities, which are conducting their own investigations.

1.2.3.       Governance enhancement

The Company, is cooperating with the investigations and collaborates to the clarification of the facts. The Company has been taking actions to strengthen the compliance with its policies, procedures and internal controls. In this sense, the Company has decided to move away, independently of the results of the investigations, all employees mentioned in the Federal Police’s final report of the Trapaça Operation until all facts are clarified.

The Company believes that its efforts strengthens and consolidates its governance to ensure the highest levels of safety standards, integrity and quality.

Among the actions implemented, are: (i) strengthening in the risk management, specially compliance, (ii) continuous strengthening of the  Compliance, Internal Audit and Internal Controls departments, (iii) review and issuance of new policies and procedures specifically related to applicable anticorruption laws, (iv) review and enhancement of the procedures for reputational verification of business partners, (v) review and enhancement of the processes of internal investigation, (vi) expansion of the independent reporting channel, (vii) review of transactional controls, and (viii) review and issuance of new consequence policy for misconduct.

1.3.    U.S. Class Action

On March 12, 2018, a class action was filed against the Company, some of its former managers and one current officer, before the United States Federal District Court in the city of New York, in the name of purchasers of ADRs between April 04, 2013 and March 02, 2018. The suit alleged violations of the federal securities laws of the United States related to allegations concerning, among other matters, Operation Trapaça and Operation Carne Fraca. On July 2, 2018, that Court named as lead plaintiff in the case the City of Birmingham Retirement and Relief System. On October 25, 2019, the Court granted lead plaintiff leave to file a Fourth Amended Complaint, which was filed on November 8, 2019. On December 13, 2019, the served defendants, including the Company, filed a motion to dismiss.  On January 21, 2020, the lead plaintiff filed its opposition and, the defendant’s replied on February 11, 2020. An unfavorable outcome in this case could have a material impact for the Company. However, as the case is in an initial phase, it is not possible to estimate eventual losses.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

1.4.    Plant in Saudi Arabia

On October 29, 2019, the Company announced to the market that it has executed a non-binding memorandum of understanding  with the Saudi Arabian General Investment Authority (“SAGIA”), about the construction and operation, by BRF, of a chicken processing plant in Saudi Arabia.

The Company estimates the investment to be around R$483,684 (USD120,000), which will allow BRF to expand and consolidate its presence in the Saudi market.

The plant will produce breaded and marinated products, hamburgers, among others, and will be destined in its majority to the Saudi market.

1.5.   Temporary suspension of exports from Dois Vizinhos and Francisco Beltrão to Saudi Arabia

On February 16, 2020, the Company became aware of an official note from the Saudi Food and Drug Authority (“SFDA”), the Saudi Arabian sanitary authority, regarding a report suspending temporarily two Company's establishments, Dois Vizinhos and Francisco Beltrão plants in the state of Paraná, from exporting chicken meat to this country. The Company has already initiated the necessary adjustments to redirect the production to its other plants, until the matter is duly clarified, possessing five plants with permissions to export to Saudi Arabia.

The immediate impact of this measure for BRF is limited to the exports effected by the Dois Vizinhos plant, which was currently operating with an export volume of approximately 6 thousand tons per month to Saudi Arabia. The Francisco Beltrão plant was not performing any exportation to this country.

The SFDA informs that the measure is temporary and requests from the Brazilian authorities, among other measures, more details about the investigations carried out between 2014 and 2018 regarding alleged violations conducted by the Company in the production of feed and Premix. The Company has cooperated fully and continuously with Brazilian and international authorities in the clarification of the matter and does not tolerate any quality or integrity deviation in its production process.

1.6.   Seasonality

During the months of November and December of each year, the Company is impacted by seasonality in the Brazil operating segment due to Christmas and New Year’s Celebrations. The products that are relevant contributors are: turkey, Chester®, ham and pork cuts (hind leg/pork loin).

In the International operating segment, seasonality is due to Ramadan, which is the holy month of the Muslim calendar. The beginning of Ramadan depends on the beginning of the moon cycle and therefore can vary each year.

2.          BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

The parent company’s and consolidated financial statements were prepared in accordance with the IFRS - International Financial Reporting Standards, issued by the IASB - International Accounting Standards Board. All the relevant information applicable to the financial statements, and only them, are being evidenced and correspond to those used by administration in its management.

The parent company’s and consolidated financial statements are expressed in thousands of Brazilian Reais (“R$”) and the disclosures of amounts in other currencies, when applicable, were also expressed in thousands, unless otherwise stated.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

The preparation of the parent company’s and consolidated financial statements require Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities. The uncertainty inherent to these judgments, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.

Any judgments, estimates and assumptions are reviewed at each reporting period.

The parent company’s and consolidated financial statements were prepared based on the recoverable historical cost, except for the following material items recognized in the statements of financial position:

(i)         derivative financial instruments and non-derivative financial instruments measured at fair value;

(ii)        share-based payments and employee benefits measured at fair value;

(iii)       biological assets measured at fair value; and

(iv)       assets held for sale in the cases the fair value is lower than historical cost.

The accounting policies adopted by the Company are described in note 3, which includes those adopted during the year, which are: ICPC 22 / IFRIC 23 - Uncertainty over income tax treatments (note 3.8) and CPC 06 (R2) / IFRS 16 - Leases (note 3.14). For the policies adopted during the year, the adoption has been made prospectively, as such the prior year is not comparative.

The Company prepared parent company’s and consolidated financial statements under the going concern assumption and disclosed all relevant information in its explanatory notes, in order to clarify and complement the accounting basis adopted.

During the year of 2019, the Company continued with the operational and financial restructuring started in 2018 and restructured its operating segments (note 26) and, thus, 2018 presentation of segment information was adjusted and consequently restated for all periods presented.

3.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1.   Consolidation

The consolidated financial statements include BRF and the subsidiaries (note 1.1) where BRF has direct or indirect control, obtained when the Company is exposed to or has right to variable returns in such subsidiaries and has the power to influence these returns.

The financial information of the subsidiaries was prepared using the same accounting policies of Parent Company.

All transactions and balances between BRF and its subsidiaries have been eliminated upon consolidation, as well as the unrealized profits or losses arising from these transactions, net of taxes. Non-controlling interests are presented separately.

3.2.    Accounting judgments, estimates and assumptions

The Management made the following judgments which have a material impact on the amounts recognized in the financial statements:

Main judgments:

»   control, significant influence and consolidation (note 1.1);

»   share-based payment transactions (note 20);

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

»   transfer of control for revenue recognition (note 27);

»   the probability that will exercise renewal option or anticipated termination of the lease agreements (note 19).

Main estimates:

»   fair value of financial instruments (note 25);

»   annual analyses of impairment of non-financial assets (note 15);

»   expected credit losses (note 6);

»   net realizable value provision for inventories (note 7);

»   fair value of biological assets (note 8);

»   annual analyses of recoverability of taxes (note 9 and 10);

»   fair value of assets held for sale (note 12);

»   useful lives of property, plant, equipment and intangible with definite useful life (note 14 and 15);

»   employee benefits (note 21);

»   provision for tax, civil and labor risks (note 22);

The Company reviews the estimates and underlying assumptions used in its accounting estimates in each reporting period. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

3.3.   Functional currency and foreign currency transactions

The financial statements of each subsidiary included in consolidation are prepared using the currency of the main economic environment where it operates.

The financial statements of foreign subsidiaries with functional currency different from Reais are translated into Brazilian Reais, under the following criteria:

»   Assets and liabilities are translated at the closing exchange rate;

»   Income and expenses are translated at the monthly average rate;

»   The cumulative effects of gains or losses upon translation are recognized in other comprehensive income.

Goodwill arising from business combinations with foreign entities is expressed in the functional currency of that entity and translated by the closing exchange rate for the reporting currency of the parent company, with the exchange variation effects recognized in other comprehensive income.

»   The transactions into foreign currency follow the criteria below:

»   Non-monetary assets and liabilities, as well as incomes and expenses, are translated at the historical rate of the transaction;

»   Monetary assets and liabilities are translated at the closing exchange rate;

»   The cumulative effects of gains or losses upon translation of monetary assets and liabilities are recognized in the statements of income (loss).

3.4.   Hyperinflationary economies

The Company has subsidiaries in Argentina, which is considered a hyperinflationary economy. For these subsidiaries the accounting policies below are adopted:

Non-monetary items, as well as incomes and expenses, are adjusted by the changes in the inflation index between the initial recognition and the closing date, so that the balances are stated at current value.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

As only the subsidiaries located in Argentina, are subject to hyperinflation, and the parent company is not in a hyperinflationary economy, the Company did not restate prior balances. The monetary correction (measured by the General Consumer Price Index from Argentina – “IPC”) was recorded in the result of discontinued operations for the subsidiaries sold during the year, and recorded in the result of continued operations for the subsidiaries  in which the Company maintains an equity participation (note 1.1).

The translation of the balances of the subsidiaries with a hyperinflationary economy to the reporting currency were made at the closing rate of the reporting period for both financial position and income statement balances.

The inflation rates used in 2018 and 2019 are demonstrated in the table below:

Period	Accumulated inflation rates
2018	48.01%
2019	53.46%

3.5.    Business combination

Are registered according to the acquisition method, which determines that the cost of an acquisition is measured by the sum of the consideration transferred, assessed based on the fair value on the acquisition date, and the value of any non-controlling interest in the acquired company. The Company measures the non-controlling interest based on its participation in the net assets identified in the acquired company. Costs directly attributable to the acquisition are recorded as expense when incurred.

Business combinations with related parties are recognized using the acquisition method when the agreements have a substance and at cost when no substance is observed in the transaction.

In the acquisition of a business, Management assesses the acquired assets and liabilities assumed in order to classify and allocate them in accordance with the contractual terms, economic circumstances and relevant conditions on the acquisition date.

Initially, goodwill is measured as the excess of the consideration transferred in relation to the fair value of the net assets acquired (identifiable assets and liabilities assumed, net).

After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of testing the recoverable amount, goodwill is allocated to each of the cash-generating units that will benefit from the acquisition.

3.6.    Inventories

Inventories are measured at the lower of the average cost of acquisition or cost of production of finished products and the net realizable value. The cost of finished products includes purchased raw materials, labor, production costs, transportation and storage, which are related to all the processes necessary for bringing the products to sales conditions. Provisions for obsolescence, adjustments to net realizable value, impaired items and slow-moving inventories are recorded when necessary. Normal production losses are included in the production cost for the respective month, while abnormal losses, if any, are expensed in Cost of Products Sold when incurred.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

3.7.   Biological assets

The consumable and production biological assets (live animals) and forests are measured at their fair value, using the cost approach technique to live animals and the revenue approach for forests. In determining the fair value of live animals, all losses inherent to the breeding process are already computed.

3.8.   Income taxes

In Brazil, it comprises income tax (“IRPJ“) and social contribution on profit (“CSLL“), which are calculated monthly based on taxable profit, after offsetting tax losses and negative social contribution base, limited to 30% of the taxable income, applying the rate of 15% plus an additional 10% for the IRPJ and 9% for the CSLL.

The results obtained from foreign subsidiaries are subject to taxation by the countries where they are based, according to applicable rates and legislation. In Brazil, these results suffer the effects of taxation on universal basis established by the Law No. 12,973 / 14. The Company analyzes the results of each subsidiary for the application of its Income Tax legislation, in order to respect the treaties signed by Brazil and avoid double taxation.

Deferred taxes represent credits and debits on IRPJ tax losses and negative CSLL bases, as well as temporary differences between the tax and accounting bases. Deferred tax and social contribution assets and liabilities are classified as non-current. When the Company’s internal studies indicate that the future use of these credits over a 10-year horizon is not probable, the asset is derecognized (note 10.3).

Deferred tax assets and liabilities are presented net if there is an enforceable legal right to be offset, and if they are under the responsibility of the same tax authority and under the same taxable entity.

Deferred tax assets and liabilities must be measured at the rates applicable in the period in which the asset is realized or the liability is settled, based on the rates (and tax legislation) that are in force on the financial position date.

On January 01, 2019, the interpretation ICPC 22 / IFRIC 23 became effective, which deals with the recognition and measurement requirements when there is uncertainty about the treatments of tax on profit.

The Company analyzed relevant tax decisions of higher courts and whether they conflict in any way with the positions adopted by the Company. Regarding the known uncertain tax positions, the Company reviewed the corresponding legal opinions and jurisprudence and did not identify impacts to be recorded, since it concluded that the tax authorities are not likely to reject the positions adopted.

The Company will periodically evaluate the positions assumed in which there are uncertainties about the adopted tax treatment and will set up a provision when applicable.

3.9.    Assets held for sale and discontinued operations

Are measured at the lower of the book value and the fair value less selling costs and are not depreciated or amortized. Such items are only classified under this item when its sale is highly probable and they are available for immediate sale in their current conditions.

Losses due to impairment are recorded under Other Operational Expenses.

Discontinued operations for all periods have been presented in a like-captioned line item in the statement of income and cash flows. Prior periods were restated for comparative purposes. The statement of financial position remains as disclosed in prior periods.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

3.10.   Investments

Investments classified in this group: i) in associated companies, that are entities over which the Company has significant influence, which is the power to participate in decisions on the investee’s financial and operational policies, but without individual or joint control of these policies, and; ii) in joint ventures, in which the control of the business is shared through contractual agreement and decisions about the relevant activities require the unanimous consent of the parties.

Investments are initially recognized at cost and subsequently adjusted using the equity method.

3.11.   Property, plant and equipment

Measured by the cost of acquisition, formation, construction or dismantling, less accumulated depreciation. Loan and financing costs are recorded as part of the costs of property, plant and equipment in progress, considering the weighted average rate of loans and financing effective on the capitalization date.

Depreciation is recognized based on the estimated economic useful life of each asset using the straight-line method. The estimated useful life, residual values and depreciation methods are reviewed annually and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated.

The Company annually performs an impairment analysis for its cash-generating units, which include the balances of property, plant and equipment (note 15).

Gains and losses on disposals of property, plant and equipment are determined by comparing the sale value with the residual book value and are recognized in the statement of income on the date of sale under Other Operational Income (Expenses).

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

3.12.   Intangible assets

Acquired intangible assets are measured at cost at the time of their initial recognition, while those arising from a business combination are recognized at fair value on the acquisition date. After initial recognition, it is presented at cost less accumulated amortization and impairment losses, when applicable. Intangible assets generated internally, excluding development costs, are not capitalized and the expense is recognized in the income statement when incurred.

Intangible assets with definite useful lives are amortized on a straight-line basis over their economic useful lives. The amortization period and method for an intangible asset with definite life are reviewed at least at the end of each fiscal year, and any changes observed are applied prospectively. The amortization of intangible assets with finite lives is recognized in the income statement in the expense category related to their use.

Intangible assets with indefinite useful lives are not amortized, but are tested annually for impairment, being allocated to the cash-generating units (note 15). The Company records in this subgroup mainly goodwill for expected future profitability and the Company’s brands, which are expected to contribute indefinitely to its cash flows.

3.13.   Contingent assets

Are possible assets whose existence needs to be confirmed by the occurrence or not of one or more uncertain future events. The Company does not record contingent assets, however when the inflow of economic benefits is more likely than not to occur, the contingent assets are disclosed.

3.14.   Leasing

3.14.1.   Accounting practice applied until December 31, 2018

Leasing operations whose risks and benefits inherent to ownership are substantially transferred to the Company, are classified as finance leases. If there is no significant transfer of the risks and benefits inherent to the property, the operations are classified as operating leases.

Financial leasing contracts are recognized in property, plant and equipment or intangible assets, against liabilities, at the lower of the present value of the minimum mandatory installments of the contract and the fair value of the asset, plus, when applicable, the initial direct costs incurred in the transaction. The amounts recorded in property, plant and equipment and intangible are depreciated and the interests implicit in the liability are recognized on the income statement according to the duration of the contract.

Operating lease agreements are recognized as an expense over the lease period.

Gains or losses arising from the Company’s sale-leaseback transactions, classified after the sale of the assets as an operating lease, are recognized as follows:

- Immediately in the income for the year when the transaction is measured at fair value;

- If the transaction price is established below or above the fair value, the profit or loss is immediately recognized in the result, except if the result is offset by future lease payments below the market value.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

3.14.2.   Accounting practice applied from January 01, 2019

On January 01, 2019, the Company adopted CPC 06 (R2) / IFRS 16 and opted for the modified retrospective approach without restating comparative periods. Accordingly, all balances related to the year ended on December 31, 2018 (note 19.1) are presented in accordance with the standards previously in force CPC 06 (R1) / IAS 17, as disclosed above.

In the transition process, the Company chose not to use the practical expedient that allows not to reassess whether a contract is or contains a lease. Consequently, the new lease definitions contained in IFRS 16 were applied to all contracts in force on the transition date. A contract is, or contains a lease, if the contract transfers the right to control the use of an identified asset for a period in exchange for consideration, for which it is necessary to assess whether:

»   the contract involves the use of an identified asset, which may be explicit or implicit, and may be physically distinct or represent substantially the entire capacity of a physically distinct asset. If the supplier has a substantial right to replace the asset, then the asset is not identified;

»   the Company has the right to obtain substantially all the economic benefits from using the asset during the contract period; and

»   the Company has the right to direct the use of the asset. The Company has the right to decide to change how and for what purpose the asset is used, if:

o   has the right to operate the asset, or

o   designed the asset, in a way that predetermines how and for what purpose it will be used.

At the beginning of the contract, the Company recognizes a right-of-use asset and a lease liability that represents the obligation to make payments related to the underlying asset of the lease.

The right-to-use asset is initially measured at cost and comprises the initial amount of the lease liability adjusted for any payment made on or before the contract start date, plus any direct initial costs incurred and estimated disassembly, removal costs, restoration of the asset in the place where it is located, less any incentive received.

The right-to-use asset is subsequently depreciated using the straight-line method from the start date to the end of the useful life of the right to use or the end of the lease term. The options for extending the term or early termination of contracts are analyzed individually considering the type of asset involved as well as its relevance in the Company’s production process. The estimated useful life of the right-of-use asset is determined on the same basis as the assets owned by the Company. Additionally, the right-to-use asset is periodically reduced to recoverable value in accordance with CPC 01 / IAS 36, when applicable, and readjusted by remeasurement of the lease liability.

The lease liability is initially measured at the present value of the payments not made, less the incremental loan rate.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change (i) in future payments resulting from a change in index or rate (ii) in the estimate of the expected amount to be paid in the guaranteed residual value or (iii) in the assessment of whether the Company will exercise the purchase option, extension or termination.

When the lease liability is remeasured, the corresponding adjustment amount is recorded in the book value of the right-of-use asset or in the profit and loss statement, if the book value of the right-of-use asset has been reduced to zero.

As a result of the adoption of IFRS 16, on January 01, 2019, the amount of R$2,157,346 was recognized as a right-of-use asset and a rental liability at the parent company. In the consolidated, there was recognition of a right-of-use asset of R$2,397,743, a lease liability of R$2,391,456, and the difference between the balances in the amount of R$6,287, which was caused by provisions for operating leases already recorded on December 31, 2018, in Shareholders’ Equity. Such contracts were previously disclosed as an operating lease, according to the annual financial statements for the year ended December 31, 2018 (note 23.1).

The Company used the following practical steps to transition to the new lease accounting requirements:

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

»   chose not to recognize assets with right to use and lease liabilities with a contract term of less than 12 months, and with no purchase option and of low value. Payments associated with such contracts are recognized as an expense in the income statement on a straight-line basis over the lease period;

»   use of a single discount rate for each lease portfolio with reasonably similar characteristics. In this sense, the incremental loan rate was obtained, as of January 01, 2019, applicable to each of the leased asset portfolios. Through this methodology, the Company obtained a weighted average rate of 7.92% for the parent company and consolidated.

Additionally, contracts with an indefinite term with no fixed payment are expensed as incurred.

3.15.   Share based payments

The Company offers to its executives stock option plans and restricted stock plans of its own issuance. The Company recognizes as an expense the fair value of the options or shares, measured at the grant date, on a straight-line basis during the period of service required by the plan, with a corresponding entry to: the shareholders’ equity for plans exercisable in shares; and to liabilities for cash exercisable plans. The accumulated expense recognized reflects the vesting period and the Company’s best estimate of the number of shares to be delivered.

The expense of the plans is recognized in the income statement in accordance with the function performed by the beneficiary. The expense is reversed when vesting conditions are not met.

The outstanding stock options are considered as an additional dilution in the calculation of diluted earnings per share when the exercise price is lower than the current share price.

3.16.   Pension and other post-employment plans

The Company sponsors supplementary defined benefit and defined contribution pension plans, as well as other post-employment benefits for which an actuarial appraisal is annually prepared by an independent actuary and is reviewed by Management. The cost of defined benefits is established separately for each plan using the projected unit credit method.

The measurements comprise the actuarial gains and losses, the effect of the limit on contributions and returns on the plan assets and are recognized in the financial position against other comprehensive income when incurred, except Award for Length of Service, which its recognition occurs against statement of income. These measurements are not reclassified to statement of income in subsequent periods.

The Company recognizes the net defined benefit asset when:

»   controls the resource and has the ability to use the surplus to generate future benefits;

»   the control is the result of past events;

»   future economic benefits are available for the Company in the form of a reduction in future contributions or cash refunds, either directly to the sponsor or indirectly to another loss-making fund. The effect of the asset limit (irrecoverable surplus) is the present value of these future benefits.

Past service costs are recognized in income for the year on the following dates, whichever comes first:

»   the date of changing the plan or significantly reducing the expected length of service;

»   the date in which the Company recognizes the costs related to restructuring.

The cost of services and net interest on the value of the defined benefit liability or asset are recognized in the expense categories related to the function the beneficiary performs and to the financial result, respectively.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

3.17.   Employee and management profit sharing

Employees are entitled to profit sharing based on certain targets agreed upon on an annual basis, whereas directors are entitled to profit sharing based on the provisions of the bylaws, proposed by the Board of Directors and approved by the shareholders. The profit-sharing amount is recognized in the statement of income when the targets are achieved.

3.18.   Provision for tax, civil and labor risks and contingent liabilities

The provisions are recognized when the Company has a present obligation, formalized or not, as a result of a past event, the outflow of resources to settle the obligation is likely to occur and a reliable estimate can be made.

The Company is involved in several legal and administrative procedures, mainly in Brazil. Assessments of the likelihood of loss in these lawsuits include an analysis of the available evidences, the hierarchy of laws, the available jurisprudence, the most recent court decisions and their relevance in the legal system, as well as the assessment of outside lawyers. Provisions are reviewed and adjusted to reflect changes in circumstances, such as the applicable limitation period, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.

In cases where there are a large number of lawsuits and the amounts are not individually relevant, the Company use historical studies to determine the probability and amounts of losses.

Contingent liabilities from business combinations are recognized if they arise from a present obligation that arose from past events and if their fair value can be measured reliably.

3.19.   Financial instruments

Are contracts that give rise to a financial asset for one entity and a financial liability or equity instrument for another. Their presentation in the statement of financial position and explanatory notes takes place according to the characteristics of each contract.

3.19.1.   Financial Assets

Are recognized when the entity becomes party to the contractual provisions of the instrument and classified based on the characteristics of its cash flows and on the management model for the asset. The table below shows how to classify and measure financial assets:

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

Category	Initial Measurement	Subsequent Measurement
Amortized Cost

Accounts receivable from Clients and other receivables: billed amount adjusted to present value and, when applicable, reduced by expected credit losses

For other assets: Fair value less costs directly attributable to its issuance

Interest, changes in amortized cost and expected credit losses recognized in the income statement.
Fair Value through Profit and Loss (“FVTPL”)	Fair Value	Variation on the fair value recognized in the income statement.
Fair Value through Other Comprehensive Income (“FVTOCI”).	Fair value less costs directly attributable to its issuance.

Changes in fair value recognized in other comprehensive income. Upon settlement or transfer, accumulated gains or losses are directly reclassified to Retained earnings or accumulated losses.
For debt instruments, expected credit losses are recognized directly in the statement of income.

The Company evaluates expected credit losses in each reporting period for instruments measured at amortized cost and for debt instruments measured at Fair Value through Other Comprehensive Income. Losses and reversals of losses are recorded in the income statement.

A financial asset is only derecognized when contractual rights expire or are effectively transferred.

Cash and cash equivalents: comprises the balances of cash, banks and securities of immediate liquidity whose maturities, at the time of acquisition, are equal to or less than 90 days, readily convertible into a known amount of cash and which are subject to an insignificant risk of change in value. Securities classified in this group, by their very nature, are measured at fair value through profit or loss.

Expected credit losses in Accounts receivable from customers and other receivables: the Company regularly assesses the historical losses on the customer portfolios it has in each region, taking in consideration the dynamics of the markets in which it operates and instruments it has for reducing credit risks, such as: letters of credit, insurance and collateral, as well as identifying specific customers whose risks are significantly different than the portfolio, which are treated according to individual expectations.

Based on these assessments, estimated loss factors are generated by portfolio and aging class, which, applied to the amounts of accounts receivable, generate the expected credit losses. Additionally, the Company evaluates macroeconomic factors that may influence these losses and, if necessary, adjusts the calculation model.

Securities receivable with legal proceedings in place are reclassified to noncurrent as well as the related estimated credit losses. The securities are written off against the estimated loss when the Management considers that they are no longer recoverable after taking all appropriate actions to collect them.

3.19.2.   Financial Liabilities

Are recognized when the entity becomes party to the contractual provisions of the instrument. The initial measurement is at fair value and subsequently at amortized cost using the effective interest rate method.

A financial liability is only derecognized when the contractual obligation expires, is settled or canceled.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

3.19.3.   Adjustment to present value

The Company measures the adjustment to present value on short and long-term balances of accounts receivable, suppliers and other obligations, being recognized as a deduction in the asset accounts against the financial result. The Company adopts the weighted average cost of capital to determine the adjustment to present value of the mentioned assets and liabilities, which corresponds to 11.3% per year on December 31, 2019 (10.4% p.a. on December 31, 2018).

3.19.4.   Hedge accounting

The Company has chosen to apply the requirements of CPC 48 / IFRS 9 in relation to hedge accounting.

Cash flow hedge: the effective portion of the gain or loss on the hedge instrument is recognized under Other Comprehensive Income and the ineffective portion in the Financial result. Accumulated gains and losses are reclassified to the Income statement or statement of financial position when the hedge object is recognized, adjusting the item in which the hedge object was accounted for.

When the instrument is designated in a cash flow hedge relationship, changes in the fair value of the future element of the forward contracts and the time value of the options are recognized under Other Comprehensive Income. When the instrument is settled, these hedge costs are reclassified to the income statement together with the intrinsic value of the instruments.

Fair value hedge: the effective portion of the hedge instrument’s gain or loss is recognized in the Income Statement or statement of financial position, adjusting the item under which the hedge object is or will be recognized. The hedge object, when designated in this relationship, is also measured at fair value.

Net investment hedge accounting: as of August 31, 2019, the Company adopted this practice. In this relation, the effective result of the exchange variation of the instrument is recorded under Other Comprehensive Income, in the same item in which the accumulated translation adjustments of the investments (hedge objects) are recognized. Only when the hedged investments are sold, the accumulated amount is reclassified to the income statement, adjusting the gain or loss on the sale.

3.20.   Segment information

An operating segment is a component of the Company that develops business activities to obtain revenues and incur expenses. The operating segments reflect the way in which the Company’s management reviews the financial information for decision making. The Company’s management identified the operating segments, which meet the quantitative and qualitative parameters of disclosure, pursuant its current management model (note 26).

3.21.   Revenue from contracts with customers

Sales revenues comprise the fair value of the consideration received or receivable for the sale of products, net of applicable taxes, returns, rebates and discounts.

Sales revenues are recognized in accordance with the accrual basis of accounting, when the sales value is reliably measurable and the Company no longer has control over the product sold or any other liability related to its ownership and, it is likely that the economic benefits will be received by the Company.

The sales process begins with sales orders and formal agreements, in general signed with large retail and wholesale chains. The discounts and rebates may be negotiated on a spot basis or may have its conditions formally defined in the agreements. In all cases, the performance condition is satisfied when the control of the goods is transferred to the client.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

The Company has sales with cash and installment payments, which are adjusted to present value for recognition of the financial component (note 3.19.5).

3.22.   Government grants

Government grants are recognized at fair value when there is reasonable assurance that the conditions established will be met and the benefit will be received. The amounts appropriated as revenue in the income statement, when used to reduce income taxes, are transferred from retained earnings to the tax incentive reserve in the years the Company presents profit higher than the reclassification.

3.23.   Statement of value added

The company prepared the individual and consolidated statements of added value (“DVA”) under CPC 09, which are presented as part of the financial statements in accordance with practices adopted in Brazil. For IFRS, it represents supplemental financial information.

4.          CASH AND CASH EQUIVALENTS

	Average rate (p.a.)	Parent company		Consolidated
		12.31.19	12.31.18	12.31.19	12.31.18
Cash and bank accounts
U.S. Dollar	-	403	8,075	1,356,128	118,895
Brazilian Reais	-	166,506	94,967	167,051	97,376
Euro	-	3,813	2,927	71,626	52,779
Other currencies	-	180	261	694,982	453,788
		170,902	106,230	2,289,787	722,838
Cash equivalents
In Brazilian Reais
Investment funds	1.77%	3,507	3,721	3,507	3,721
Savings account	-	-	49	-	49
Bank deposit certificates	4.40%	869,473	3,695,621	879,758	3,720,708
		872,980	3,699,391	883,265	3,724,478
In U.S. Dollar
Term deposit	3.34%	254,583	-	270,714	-
Overnight	2.32%	70,515	21,077	689,874	401,096
Other currencies
Term deposit	2.44%	-	-	104,145	21,150
		325,098	21,077	1,064,733	422,246
		1,368,980	3,826,698	4,237,785	4,869,562

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

5.          MARKETABLE SECURITIES

			Average interest rate (p.a.)	Parent company		Consolidated
	WATM (1)	Currency		12.31.19	12.31.18	12.31.19	12.31.18
Fair value through other comprehensive income
Credit linked note	3.40	USD	3.85%	-	-	19,285	16,398
Stocks	-	R$ and HKD	-	-	83,782	26,678	139,469
				-	83,782	45,963	155,867
Fair value through profit and loss
Financial treasury bills	3.40	R$	4.40%	396,994	295,699	396,994	295,699
Investment funds - FIDC BRF	3.96	R$	-	14,891	14,699	14,891	14,699
Investment funds	0.17	ARS	-	-	-	1,903	-
				411,885	310,398	413,788	310,398
Amortized cost
Sovereign bonds and others (2)	3.33	AOA	3.82%	-	87,697	265,783	331,395
				411,885	481,877	725,534	797,660

Current				396,994	303,613	418,182	507,035
Non-current (3)				14,891	178,264	307,352	290,625

(1)          Weighted average maturity in years.

(2)          On December 31, 2019 it’s comprised of Financial Treasury Bills (“LFT”) remunerated at the rate of the Special System for Settlement and Custody (“SELIC”) and securities of the Angola Government denominated in Kwanzas.

(3)          Maturity is September 01, 2025.

The unrealized gain on marketable securities measured at fair value through other comprehensive income, corresponds to the accumulated value of R$ 4,454, which is net of tax effects of R$ 4,509 (loss of R$ 98,451 net of tax effects of R$ 43,767 on December 31, 2018). The balance of expected credit losses on marketable securities measured at amortized cost on December 31, 2019 is R$ 1,983 (R$ 9,014 on December 31, 2018).

Additionally, at December 31, 2019, the amount of R$ 100,435 (R$ 288,010 on December 31, 2018) was pledged as guarantee, with no use restrictions, for USD denominated future contracts, traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3“).

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

6.          TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

	Parent company		Consolidated
	12.31.19	12.31.18	12.31.19	12.31.18
Trade accounts receivable
Domestic customers	1,333,344	1,098,173	1,336,762	1,098,750
Domestic related parties	800	233	-	-
Foreign customers	457,413	368,949	2,215,050	1,973,981
Foreign related parties	4,779,202	4,270,689	-	59,284
	6,570,759	5,738,044	3,551,812	3,132,015
( - ) Adjustment to present value	(8,522)	(7,768)	(10,121)	(10,276)
( - ) Expected credit losses	(457,505)	(441,448)	(503,848)	(508,848)

	6,104,732	5,288,828	3,037,843	2,612,891

Current	6,097,935	5,280,864	3,031,046	2,604,928
Non-current	6,797	7,964	6,797	7,963

Other receivables	150,156	230,544	153,799	235,376
( - ) Adjustment to present value	(1,936)	(344)	(1,936)	(344)
( - ) Expected credit losses	(27,986)	(30,960)	(27,986)	(30,960)

	120,234	199,240	123,877	204,072

Current	56,002	110,281	59,645	115,113
Non-current (1)	64,232	88,959	64,232	88,959

(1)       Weighted average maturity of 2.72 years.

The Company performs credit assignments with no right of return to the BRF Clients’ Credit Rights Investment Fund (“FIDC BRF“), whose sole purpose is to acquire credit rights arising from commercial transactions carried out between the Company and its clients in Brazil. On December 31, 2019, FIDC BRF had an outstanding balance of R$730,251 (R$643,675 on December 31, 2018) related to such credit rights, which are no longer recorded in the Company’s statement of financial position.

On December 31, 2019, Other receivables are mainly represented by receivables from the sale of farms and various properties, with a balance of R$109,419 (R$189,132 on December 31, 2018).

The movements of the expected credit losses are shown below:

	Parent company		Consolidated
	12.31.19	12.31.18	12.31.19	12.31.18
Beginning balance	(441,448)	(407,478)	(508,848)	(467,555)
Initial adoption IFRS 9	-	(2,644)	-	(12,612)
Incorporation of companies	-	(114)	-	-
Transfer - held for sale	-	-	-	8,991
Provision	(21,336)	(25,327)	(23,899)	(46,357)
Write-offs	18,859	38,493	44,039	49,445
Exchange rate variation	(13,580)	(44,378)	(15,140)	(40,760)
Ending balance	(457,505)	(441,448)	(503,848)	(508,848)

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

The aging of trade accounts receivable is as follows:

	Parent company		Consolidated
	12.31.19	12.31.18	12.31.19	12.31.18
Not overdue	6,028,415	5,252,593	2,820,308	2,451,597
Overdue
01 to 60 days	29,232	27,115	143,303	133,002
61 to 90 days	5,549	4,506	19,409	25,435
91 to 120 days	1,568	4,626	3,723	10,575
121 to 180 days	876	12,791	3,934	27,029
181 to 360 days	5,166	17,143	20,748	36,783
More than 360 days	499,953	419,270	540,387	447,594
( - ) Adjustment to present value	(8,522)	(7,768)	(10,121)	(10,276)
( - ) Expected credit losses	(457,505)	(441,448)	(503,848)	(508,848)
	6,104,732	5,288,828	3,037,843	2,612,891

7.          INVENTORIES

	Parent company		Consolidated
	12.31.19	12.31.18	12.31.19	12.31.18
Finished goods	1,302,419	1,340,593	2,257,119	2,200,763
Work in progress	147,022	139,818	149,470	140,466
Raw materials	721,278	767,061	803,520	847,494
Packaging materials	57,915	71,889	60,715	73,755
Secondary materials	367,311	333,182	375,744	337,969
Supplies	168,248	176,444	205,399	196,228
Imports in transit	61,021	97,586	61,021	103,954
Other	5,252	23,602	19,266	9,979
(-) Adjustment to present value	(44,319)	(33,302)	(44,338)	(33,314)
	2,786,147	2,916,873	3,887,916	3,877,294

The additions and reversals of provisions for losses on inventories, which were recorded under the item Cost of Goods Sold, are shown in the table below:

	Parent company
	Provision for adjustment to realizable value		Provision for deterioration		Provision for obsolescence		Total
	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18
Beginning balance	(60,986)	(209,681)	(51,374)	(41,098)	(5,008)	(6,370)	(117,368)	(257,149)
Additions	(61,890)	(263,010)	(142,796)	(85,857)	(6,485)	(8,600)	(211,171)	(357,467)
Reversals	72,645	98,493	-	-	-	-	72,645	98,493
Write-offs	41,156	313,212	156,441	87,764	3,077	10,310	200,674	411,286
Incorporation of companies	-	-	-	(12,183)	-	(348)	-	(12,531)
Ending balance	(9,075)	(60,986)	(37,729)	(51,374)	(8,416)	(5,008)	(55,220)	(117,368)

	Consolidated
	Provision for adjustment to realizable value		Provision for deterioration		Provision for obsolescence		Total
	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18
Beginning balance	(65,490)	(253,720)	(60,586)	(66,394)	(12,029)	(6,914)	(138,105)	(327,028)
Additions	(81,988)	(317,039)	(153,881)	(153,245)	(9,529)	(25,286)	(245,398)	(495,570)
Reversals	95,881	143,406	-	-	-	-	95,881	143,406
Write-offs	41,156	342,813	171,637	152,823	6,360	19,940	219,153	515,576
Restatement by Hyperinflation	-	(4,924)	-	(526)	-	-	-	(5,450)
Transfer - held for sale	-	23,898	-	7,214	-	326	-	31,438
Exchange rate variation	(271)	76	304	(458)	279	(95)	312	(477)
Ending balance	(10,712)	(65,490)	(42,526)	(60,586)	(14,919)	(12,029)	(68,157)	(138,105)

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

8.          BIOLOGICAL ASSETS

The live animals are represented by poultry and pork and segregated into consumables and animals for production. The rollforward of the biological assets are shown below:

	Parent company
	Current						Non-current
	Live animals						Live animals
	Poultry		Pork		Total		Poultry		Pork		Forests		Total
	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18
Beginning balance	529,524	461,881	930,280	799,675	1,459,804	1,261,556	319,318	235,425	317,185	300,417	362,893	237,718	999,396	773,560
Additions/Transfer	3,442,621	269,774	3,545,494	1,818,312	6,988,115	2,088,086	60,424	38,453	272,677	233,607	56,134	24,632	389,235	296,692
Changes in fair value (1)	1,570,343	581,728	209,083	204,028	1,779,426	785,756	19,793	13,199	(174,903)	(147,302)	(28,119)	90,384	(183,229)	(43,719)
Harvest	-	-	-	-	-	-	-	-	-	-	(48,890)	(30,529)	(48,890)	(30,529)
Write-off	-	-	-	-	-	-	-	-	-	-	(11,810)	(8,133)	(11,810)	(8,133)
Transfer between current and non-current	49,250	51,626	77,155	69,537	126,405	121,163	(49,250)	(51,626)	(77,155)	(69,537)	-	-	(126,405)	(121,163)
Transfer to assets held for sale	-	-	-	-	-	-	-	-	-	-	(1,655)	(1,046)	(1,655)	(1,046)
Transfer to inventories	(5,033,965)	(993,300)	(3,774,658)	(1,961,272)	(8,808,623)	(2,954,572)	-	-	-	-	-	-	-	-
Incorporation of companies	-	157,815	-	-	-	157,815	-	83,867	-	-	-	49,867	-	133,734
Ending balance	557,773	529,524	987,354	930,280	1,545,127	1,459,804	350,285	319,318	337,804	317,185	328,553	362,893	1,016,642	999,396

	Consolidated
	Current						Non-current
	Live animals						Live animals
	Poultry		Pork		Total		Poultry		Pork		Forests		Total
	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18
Beginning balance	582,853	699,947	930,280	810,533	1,513,133	1,510,480	381,236	325,821	317,185	313,978	362,893	263,855	1,061,314	903,654
Additions/Transfer	3,456,921	415,422	3,545,494	1,819,960	7,002,415	2,235,382	94,055	246,247	272,677	233,607	56,134	31,909	422,866	511,763
Changes in fair value (1)	1,564,807	966,951	209,084	228,149	1,773,891	1,195,100	(6,516)	(95,926)	(174,903)	(144,704)	(28,119)	106,956	(209,538)	(133,674)
Harvest	-	-	-	-	-	-	-	-	-	-	(48,890)	(36,565)	(48,890)	(36,565)
Write-off	-	-	-	-	-	-	-	(6,197)	-	-	(11,810)	(8,133)	(11,810)	(14,330)
Transfer between current and non-current	49,250	65,131	77,155	71,445	126,405	136,576	(49,250)	(65,131)	(77,155)	(71,445)	-	-	(126,405)	(136,576)
Transfer between held for sale	-	(6,443)	-	(12,803)	-	(19,246)	-	(20,122)	-	(11,586)	(1,655)	4,871	(1,655)	(26,837)
Transfer to inventories	(5,033,965)	(1,539,499)	(3,774,659)	(1,980,490)	(8,808,624)	(3,519,989)	-	-	-	-	-	-	-	-
Exchange variation	(4,181)	(18,656)	-	(6,514)	(4,181)	(25,170)	(4,857)	(3,542)	-	(5,747)	-	-	(4,857)	(9,289)
Restatement by Hyperinflation	-	-	-	-	-	-	-	86	-	3,082	-	-	-	3,168
Ending balance	615,685	582,853	987,354	930,280	1,603,039	1,513,133	414,668	381,236	337,804	317,185	328,553	362,893	1,081,025	1,061,314
(1)       The change in the fair value of biological assets includes depreciation of breeders and depletion of forests in the amount of R$ 728,904 (R$ 584,414 on December 31, 2018) at the parent company and R$ 798.239 (R $ 811,772 on December 31, 2018) in the consolidated.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

The quantities and balances per live animal assets are set forth below:

	Parent company
	12.31.19		12.31.18
	Quantity (thousand of heads)	Value	Quantity (thousand of heads)	Value
Consumable biological assets
Immature poultry	170,071	557,773	168,716	529,524
Immature pork	4,098	987,354	4,011	930,280
Total current	174,169	1,545,127	172,727	1,459,804

Production biological assets
Immature poultry	6,093	129,837	5,509	103,678
Mature poultry	10,329	220,448	10,688	215,640
Immature pork	211	77,027	203	74,071
Mature pork	455	260,777	439	243,114
Total non-current	17,088	688,089	16,839	636,503
	191,257	2,233,216	189,566	2,096,307

	Consolidated
	12.31.19		12.31.18
	Quantity (thousand of heads)	Value	Quantity (thousand of heads)	Value
Consumable biological assets
Immature poultry	189,602	615,685	188,248	582,853
Immature pork	4,098	987,354	4,011	930,280
Total current	193,700	1,603,039	192,259	1,513,133

Production biological assets
Immature poultry	7,042	160,415	6,538	134,425
Mature poultry	11,554	254,253	11,958	246,811
Immature pork	211	77,027	203	74,071
Mature pork	455	260,777	439	243,114
Total non-current	19,262	752,472	19,138	698,421
	212,962	2,355,511	211,397	2,211,554

The Company has forests pledged as collateral for financing and tax/civil contingencies in the amount of R$ 62,408 in the parent company and in the consolidated (R$ 66,345 in the parent company and in the consolidated at December 31, 2018).

8.1.    Table of sensitivity analysis

The fair value of animals and forests is determined through the use of unobservable inputs, using the best practices available in the valuation circumstances, therefore it is classified in the Level 3 of the fair value hierarchy.

Below are presented the main assumptions used in the measurement of the fair value of forests and their impact on measurement.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

The estimated fair value can change if:
Asset	Valuation methodology	Non observable significant inputs	Increase	Decrease
Forests	Income approach	Estimated price of standing wood	Increase in the price of wood	Decrease in the price of wood
		Productivity per hectare estimated	Increase in yield per hectare	Decrease in yield per hectare
		Harvest and transport cost	Decrease of harvest cost	Increase of harvest cost
		Discount rate	Descrease in discount rate	Increase in discount rate

The prices used in the valuation are those practiced in the regions where the Company is located and were obtained through market research. The discount rate corresponds to the average cost of capital and other economic assumptions for a market participant.

The weighted average price used in the valuation of biological assets (forests) on December 31, 2019 was equivalent to R$32.99 (thirty-two and ninety-nine Reais) per stere (R$32.81 per stere on December 31, 2018).

The real discount rate used in the valuation of the biological asset (forests) on December 31, 2019 was 7.07% (7.01% on December 31, 2018).

9.          RECOVERABLE TAXES

	Parent company		Consolidated
	12.31.19	12.31.18	12.31.19	12.31.18
Recoverable taxes
ICMS ("State VAT")	1,476,595	1,517,304	1,635,664	1,632,110
PIS and COFINS ("Federal Taxes to Social Fund Programs")	2,986,235	941,864	2,990,313	946,399
IPI ("Federal VAT")	848,862	836,674	848,865	836,676
INSS ("Brazilian Social Security")	255,950	307,865	255,967	307,897
Other	41,048	52,329	80,144	155,779
(-) Provision for losses	(167,194)	(175,920)	(167,674)	(175,925)
	5,441,496	3,480,116	5,643,279	3,702,936

Current	274,480	340,116	473,732	560,389
Non-current	5,167,016	3,140,000	5,169,547	3,142,547

Recoverable income tax and social contribution
Income and social contribution tax (IR/CS)	313,704	426,134	430,778	522,758
(-) Provision for losses	(8,985)	(8,985)	(9,029)	(9,029)
	304,719	417,149	421,749	513,729
Current	40,291	410,340	152,486	506,483
Non-current	264,428	6,809	269,263	7,246

The rollforward of the provision for realization of recoverable taxes are set forth below:

	Parent company
	ICMS ("State VAT")		PIS and COFINS ("Federal Taxes to Social Fund Programs")		Income and social contribution tax		IPI ("Federal VAT")		Other		Total
	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18
Beginning balance	(140,964)	(104,698)	(17,418)	(19,717)	(8,985)	(8,985)	(13,562)	(13,562)	(3,976)	(446)	(184,905)	(147,408)
Additions	(45,079)	(61,837)	(496)	-	-	-	-	-	(1,287)	(3,315)	(46,862)	(65,152)
Write-offs	44,850	34,672	992	2,299	-	-	9,744	-	2	156	55,588	37,127
Incorporation of companies	-	(9,101)	-	-	-	-	-	-	-	(371)	-	(9,472)
Ending balance	(141,193)	(140,964)	(16,922)	(17,418)	(8,985)	(8,985)	(3,818)	(13,562)	(5,261)	(3,976)	(176,179)	(184,905)

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

	Consolidated
	ICMS ("State VAT")		PIS and COFINS ("Federal Taxes to Social Fund Programs")		Income and social contribution tax		IPI ("Federal VAT")		Other		Total
	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18
Beginning balance	(140,970)	(122,892)	(17,418)	(19,717)	(9,029)	(9,029)	(13,562)	(13,562)	(3,975)	(4,332)	(184,954)	(169,532)
Additions	(45,079)	(80,004)	(496)	-	-	-	-	-	(1,780)	(3,687)	(47,355)	(83,691)
Write-offs	44,856	61,926	992	2,299	-	-	9,744	-	2	513	55,594	64,738
Exchange rate variation	-	-	-	-	-	-	-	-	12	1527	12	1,527
Transfer - held for sale	-	-	-	-	-	-	-	-	-	2,004	-	2,004
Ending balance	(141,193)	(140,970)	(16,922)	(17,418)	(9,029)	(9,029)	(3,818)	(13,562)	(5,741)	(3,975)	(176,703)	(184,954)

9.1.   State VAT (“ICMS”)

As a result of (i) export activity; (ii) tax benefits; (iii) sales in the domestic market subject to reduced rates; and (iv) acquisition of property, plant and equipment, the Company generates credits that are offset against debits arising from sales in the domestic market or transferred to third parties.

The Company has ICMS credit balances in the States of Paraná, Santa Catarina, Mato Grosso do Sul and Amazonas, which will be realized in the short and long term, based on a recoverability study approved by the Management.

9.2.   PIS and COFINS

The accumulated tax credits for PIS and COFINS basically arise from credits on purchases of raw materials used in the production of exported products or products whose sale is taxed at zero rate, such as fresh meat and margarine.

On June 06, 2019, there was a final judicial decision to a BRF S.A. process, originally filed by its merged company Perdigão Agroindustrial S.A. and on August 20, 2019 there was a final judicial decision to a Sadia S.A. process. Through these decisions, the Company’s right to exclude ICMS from the PIS and COFINS calculation basis was recognized. The amount of R$ 2,078,610 relating to PIS and COFINS credits was recognized under Recoverable Taxes, the principal of R$ 1,185,386 being recorded in Other Operating Income and interest and monetary restatement of R$ 893,224 recorded in Financial Income.

The realization of these credits normally occurs through offsetting with sales of taxed products in the domestic market, with other federal taxes, and more recently with social security contributions, or even, if necessary, through refund or reimbursement requests. Specifically, for credits generated based on unappealable lawsuits that determined the exclusion of ICMS from the PIS and COFINS calculation basis, the Company will begin the respective execution of the sentence, seeking the reimbursement of the amounts through precatory.

9.3.   Income and social contribution taxes

The accumulated IRPJ and CSLL credits arise from withholding taxes on securities, interest and prepayments on the payment of income tax and social contribution. The realization occurs by offsetting with federal taxes and contributions.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

10.     INCOME AND SOCIAL CONTRIBUTION TAXES

10.1    Deferred income and social contribution taxes

	Parent company		Consolidated
	12.31.19	12.31.18	12.31.19	12.31.18
Assets
Tax loss carryforwards (corporate income tax)	1,780,424	1,722,283	1,785,027	1,723,991
Negative calculation basis (social contribution tax)	680,518	651,803	682,175	652,418

Temporary differences - Assets
Provisions for tax, civil and labor risks	477,538	322,987	477,538	322,987
Suspended collection taxes	31,069	22,945	31,069	22,945
Expected credit losses	135,219	133,483	135,374	133,486
Provision for property, plant and equipment losses	-	37,110	-	37,110
Provision for losses on tax credits	60,771	62,668	60,771	62,670
Provision for other obligations	93,619	106,869	93,619	106,869
Employees' profit sharing	66,166	-	66,166	-
Provision for inventory losses	18,657	39,508	18,718	39,508
Employees' benefits plan	202,228	137,484	202,228	137,484
Difference on tax x accounting basic for leases	37,492	4,743	37,492	4,743
Unrealized losses on derivatives	-	30,494	-	30,494
Business combination - Sadia (1)	-	84,587	-	84,587
Other temporary differences	16,528	87,106	47,423	133,463
	3,600,229	3,444,070	3,637,600	3,492,755

Temporary differences - Liabilities
Unrealized fair value gains	(11,998)	(101,400)	(11,998)	(101,400)
Difference on tax x accounting basis for goodwill amortization	(319,592)	(318,454)	(319,592)	(318,454)
Difference on tax x accounting basis for depreciation (useful life)	(802,844)	(754,094)	(802,844)	(754,094)
Business combination - Sadia (1)	(622,203)	(724,015)	(640,318)	(724,015)
Other - exchange rate variation	-	-	(69,142)	(100,325)
Other temporary differences	(35,098)	(28,531)	(33,154)	(40,589)
	(1,791,735)	(1,926,494)	(1,877,048)	(2,038,877)

Total deferred tax	1,808,494	1,517,576	1,760,552	1,453,878

Total Assets	1,808,494	1,517,576	1,845,862	1,519,652
Total Liabilities	-	-	(85,310)	(65,774)
	1,808,494	1,517,576	1,760,552	1,453,878

(1)       The deferred tax asset on the Sadia business combination was recorded on the amortization difference between the accounting and tax goodwill calculated on the purchase price allocation date. The deferred tax liability on the Sadia business combination is substantially represented by the allocation of goodwill to property, plant and equipment, brands and contingent liabilities.

The roll-forward of deferred tax assets is set forth below:

	Parent company		Consolidated
	12.31.19	12.31.18	12.31.19	12.31.18

Beginning balance	1,517,576	883,953	1,453,878	1,214,063
Deferred income and social contribution recognized in the statement of income	197,640	681,757	220,586	340,144
Deferred income and social contribution recognized in other comprehensive income	(5,232)	(68,688)	60	(68,688)
SHB incorporation	-	19,343	-	-
Deferred income and social contribution related to discontinued operations	97,749	-	116,883	(35,414)
Other	761	1,211	(30,855)	3,773
Ending balance	1,808,494	1,517,576	1,760,552	1,453,878

10.2    Estimated period of realization

Deferred tax assets arising from temporary differences will be realized as they are settled or realized. The period of settlement or realization of such differences is imprecise and is linked to several factors that are not under the control of Management.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

In estimating the realization of deferred tax credits recorded on tax losses and negative social contribution basis, Management considers its budget and strategic plans, adjusted based on the estimates of the main tax additions and exclusions, which were approved by the Board of Directors and by the Company’s Fiscal Council. Based on this estimate, Management believes that it is probable that these deferred tax credits will be realized, as shown below:

	Parent company	Consolidated
2020	53,685	53,685
2021	100,037	100,037
2022	159,307	159,307
2023	267,209	267,209
2024	291,568	291,568
2025 to 2027	945,298	945,298
2028 onwards	643,838	650,098
	2,460,942	2,467,202

The deferred tax credits on tax losses and negative social contribution basis do not expire.

10.3    Income and social contribution taxes reconciliation

	Parent company		Consolidated
	12.31.19	12.31.18	12.31.19	12.31.18

Income (loss) before income and social contribution - continued operations	1,003,696	(2,796,725)	1,087,374	(2,447,808)
Nominal tax rate	34%	34%	34%	34%
Credit (expense) at nominal rate	(341,257)	950,887	(369,707)	832,255

Reconciling items
Income from associates and joint ventures	403,434	23,565	73,995	6,023
Difference of tax rates on results of foreign subsidiaries	-	-	(792)	389,467
Deferred tax assets not recognized (1)	(38,464)	(2,891)	(38,464)	(347,116)
Results from foreign subsidiaries	(79,435)	(71,132)	-	-
Share-based payment	(14,172)	(5,842)	(14,172)	(5,842)
Transfer price	(16,966)	(35,354)	(16,966)	(79,043)
Penalties	(48,633)	(1,532)	(48,633)	(1,626)
Investment grant	64,127	59,236	64,127	59,236
Write-off of non-realizable tax assets - SHB incorporation	-	-	-	(268,701)
Reversal (recognition) of provision with no deferred tax constituted	274,693	(244,591)	481,356	(244,591)
Other permanent differences	(4,783)	9,411	(4,857)	(6,760)
	198,544	681,757	125,887	333,302

Current income tax	904	-	(94,699)	(6,842)
Deferred income tax	197,640	681,757	220,586	340,144

(1)       Amount related to the non-recognition of deferred tax on tax losses and negative basis in the amount of R$ 113,129 in the parent company and in the consolidated, due to limiting the ability of realization (note 10.2).

The Company’s management determined that the total profits recorded by the holdings of its wholly owned subsidiaries abroad will not be redistributed. Such funds will be used for investments in wholly owned subsidiaries. The total retained earnings not distributed corresponds to R$2,560,052 on December 31, 2019 (R$3,401,418 on December 31, 2018).

Income tax returns in Brazil are subject to review by the tax authorities for a period of five years from the date of their delivery. The Company may be subject to additional collection of taxes, fines and interest as a result of these reviews. The results obtained by wholly owned subsidiaries abroad are subject to taxation in accordance with the tax laws of each country.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

11.     JUDICIAL DEPOSITS

The rollforward of the judicial deposits is set forth below:

	Parent company
	Tax		Labor		Civil, commercial and other		Total
	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18
Beginning balance	288,377	292,517	351,648	348,248	29,073	35,967	669,098	676,732
Additions	79,702	16,702	176,315	164,521	4,373	2,685	260,390	183,908
Reversals	(9,440)	(3,034)	(36,461)	(45,755)	(382)	(2,572)	(46,283)	(51,361)
Write-offs	(123,371)	(31,938)	(198,819)	(143,913)	(4,825)	(8,612)	(327,015)	(184,463)
Interest	9,709	14,130	9,056	14,269	726	1,410	19,491	29,809
Incorporation of companies	-	-	-	14,278	-	195	-	14,473
Ending balance	244,977	288,377	301,739	351,648	28,965	29,073	575,681	669,098

	Consolidated
	Tax		Labor		Civil, commercial and other		Total
	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18
Beginning balance	288,377	292,543	351,648	360,033	29,073	36,364	669,098	688,940
Additions	79,702	19,056	176,406	181,688	4,373	2,874	260,481	203,618
Transfer - held for sale	-	(66)	-	(6,826)	-	-	-	(6,892)
Reversals	(9,440)	(5,304)	(36,461)	(47,153)	(382)	(2,971)	(46,283)	(55,428)
Write-offs	(123,371)	(31,948)	(198,821)	(146,221)	(4,825)	(8,612)	(327,017)	(186,781)
Interest	9,709	14,142	9,056	14,555	726	1,416	19,491	30,113
Exchange rate variation	-	(47)	(20)	(4,425)	-	-	(20)	(4,472)
Ending balance	244,977	288,376	301,808	351,651	28,965	29,071	575,750	669,098

12.     ASSETS AND LIABILITIES HELD FOR SALE AND DISCONTINUED OPERATIONS

Following the finance and operating restructuring plan disclosed in the financial statements of 2018, during the year of 2019 the sale of the operations in Argentina, Europe and Thailand, as well as the plant in Várzea Grande-MT were concluded. The details of the operations are described below:

On January 02, 2019, the sale of the shares representing 91.89% of the former subsidiary Quickfood S.A. was completed. On this date, Marfrig Global Foods S.A. (“Marfrig“) paid the amount equivalent to R$211,835 (USD54,891) to BRF S.A. During the third quarter of 2019, the parties agreed to adjust the price by working capital, net debt and other contractual items, which reduced the price in the amount equivalent to R$20,544 (USD4,954).

On January 23, 2019, the sale of the properties and equipment in Várzea Grande-MT to Marfrig was concluded for R$100,000, from which R$81,500 were collected, net of associated costs. On April 01, 2019, all the precedent conditions were overcome and the acquirer started to fully operate the plant.

On February 4, 2019, the sale of Avex S.A. was completed and the amount equivalent to R$82,736 (USD22,500) were received in cash and the amount equivalent to R$86,990 (USD22,324) to be settled by the payment of liabilities of Avex S.A. with BRF during 2019.

On February 28, 2019, the former subsidiary Campo Austral S.A. concluded the sale of its plant located in the city of Florencio Varela, in Argentina, and all the related assets and liabilities, including the “Bocatti“ and “Calchaquí“ trademarks to BOGS S.A. for an amount equivalent to R$95,036 (USD26,753), collected on March 2019.

On March 11, 2019, the Company concluded the sale of 100% of the shares issued by Campo Austral S.A., including the plants in San Andrés de Giles and Pilar, and the trademark “Campo Austral“ to the Argentinian company La Piamontesa de Averaldo Giacosa y Compañía S.A. for the amount equivalent to R$29,359 (USD7,619), from which USD3,619 were paid in cash and USD4,000 to be paid in installments.

On June 03, 2019, the Company concluded the sale of 100% of the shares held in certain companies located in Europe and Thailand to Tyson International Holding Co.  for the amount equivalent to R$1,466,950 (USD377,043), fully received in the same date. During the third quarter of 2019, the parties agreed to adjust the price by working capital and net debt, which increased the price in the amount equivalent to R$21,083 (USD5,063).

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

On September 05, 2019 the Company sold the participation in the joint venture SATS BRF Food PTE Ltd. (“SATS”), to SATS Food Services PTE Ltd. for the amount equivalent to R$51,197 (SGD17,000).

Over the last quarter of 2019 the Company has progressed in the negotiations to sell the participation in the controlled entity FFM Further Processing Sdn. Bhd., so its balances were reclassified to Assets Held for Sale. When reclassifying to Assets Held for Sale, the net assets began to be measured at the lower of the book value previously recorded and the fair value net of selling expenses. This measurement led to an impairment of the investment in the amount of R$7,346 recorded under Other Operating Expenses, in continued operations. The negotiations are still ongoing.

The balances of the assets reclassified to Assets Held for Sale and liabilities directly associated with assets held for sale are described below.

Statement of Financial Position  - Discontinued Operations

	Parent company				Consolidated
	12.31.19	12.31.18			12.31.19				12.31.18
	Others	Investment in Discontinued Operations	Others	Total	Others	Operations from Argentina	Operations from Europe and Thailand	Others	Total
ASSETS
CURRENT ASSETS
Cash and cash equivalents	-	-	-	-	-	31,683	134,766	-	166,449
Marketable securities	-	-	-	-	-	68,686	-	-	68,686
Trade and other receivables	-	-	-	-	-	244,654	333,187	-	577,841
Inventories	-	-	-	-	-	254,142	645,241	-	899,383
Biological assets	-	-	-	-	-	19,246	-	-	19,246
Recoverable taxes	-	-	-	-	-	59,721	48,738	-	108,459
Assets held for sale	-	-	-	-	-	4	401	-	405
Other current assets	-	-	-	-	-	18,087	6,264	-	24,351
Total current assets	-	-	-	-	-	696,223	1,168,597	-	1,864,820

NON-CURRENT ASSETS
LONG-TERM RECEIVALBLES
Trade and other receivables	-	-	-	-	-	571	-	-	571
Deferred income tax	-	-	-	-	-	-	7,967	-	7,967
Biological assets	-	-	-	-	-	11,586	20,122	-	31,708
Recoverable taxes	-	-	-	-	-	4,788	-	-	4,788
Other non-current assets	-	-	-	-	-	7,299	473	-	7,772
Total long-term receivables	-	-	-	-	-	24,244	28,562	-	52,806

Investments in subsidiaries and join ventures	-	219,666	-	219,666	-	20	-	-	20
Property, plant and equipment, net	16,671	-	131,406	131,406	99,245	329,590	327,224	169,798	826,612
Intangible assets	-	20,115	-	20,115	-	318,706	263,341	-	582,047
Total non-current assets	16,671	239,781	131,406	371,187	99,245	672,560	619,127	169,798	1,461,485

TOTAL ASSETS	16,671	239,781	131,406	371,187	99,245	1,368,783	1,787,724	169,798	3,326,305

LIABILITIES
CURRENT LIABILITIES
Short-term debt	-	-	-	-	-	88,395	-	-	88,395
Trade accounts payable	-	-	-	-	-	270,796	155,068	-	425,864
Payroll, related charges and employee profit sharing	-	-	-	-	-	45,125	45,667	-	90,792
Liabilities with related parties	-	-	-	-	-	197	-	-	197
Tax payable	-	-	-	-	-	13,600	24,831	-	38,431
Other current liabilities	-	-	-	-	-	51,125	95,219	-	146,344
Total current liabilities	-	-	-	-	-	469,238	320,785	-	790,023

NON-CURRENT LIABILITIES
Long-term debt	-	-	-	-	-	67,378	-	-	67,378
Deferred income tax	-	-	-	-	-	142,013	26,161	-	168,174
Provision for tax, civil and labor risks	-	-	-	-	-	70,571	366	-	70,937
Other non-current liabilities	-	13	-	13	-	22	34,995	-	35,017
Total non-current liabilities	-	13	-	13	-	279,984	61,522	-	341,506

TOTAL LIABILITIES AND EQUITY	-	13	-	13	-	749,222	382,307	-	1,131,529

Net assets and liabilities held for sale	16,671	239,768	131,406	371,174	99,245	619,561	1,405,417	169,798	2,194,776

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

For the year ended December 31, 2019, the Company incurred losses related to the sale of the Argentine operations in the amount of R$905,339 and gain related to the sales of Europe and Thailand in the amount of R$66,754, recorded in discontinued operations, mainly due to the write-off of the cumulative translation adjustments of the investments.

On September 30, 2019 the Company signed a private instrument of settlement with Lactalis do Brasil – Comércio, Importação e Exportação de Laticínios Ltda. (“Lactalis”) in reference to the sale and purchase agreement signed between the parties on December 05, 2014, by which BRF sold the dairy operations to Lactalis. This term settled open matters regarding the agreement until that date and determined, in October 2019, the release of the total balance of R$342,051 in Escrow account, of which R$100,000 was delivered to Lactalis and remaining amount to BRF, generating an expense of R$92,552 recorded in discontinued operations.

In the year ended December 31, 2019, the Argentina, Europe and Thailand operations while pending, as well as the effects of the transaction with Lactalis, were kept classified as discontinued operations. The statement of income (loss) and statement of cash flow of these operations are as follows:

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

 Statement of Income (Loss) - Discontinued Operations

	Parent company		Consolidated
			Operations from Argentina		Operations from Europe and Thailand		Dairy (2)	Total
	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.19	12.31.18

NET SALES	4,816	(93,194)	80,843	1,737,435	1,090,409	2,603,152	-	1,171,252	4,340,587
Cost of sales	(197)	20,976	(95,223)	(1,691,123)	(978,318)	(2,331,270)	-	(1,073,541)	(4,022,393)
GROSS PROFIT (1)	4,619	(72,218)	(14,380)	46,312	112,091	271,882	-	97,711	318,194
OPERATING INCOME (EXPENSES)
Selling expenses	-	-	(11,389)	(175,910)	(38,321)	(220,408)	-	(49,710)	(396,318)
General and administrative expenses	(1,985)	(6,380)	(5,106)	(36,130)	(33,883)	(83,585)	-	(38,989)	(119,715)
Impairment loss on trade and other receivables	-	-	-	(4,664)	(4,129)	4,576	-	(4,129)	(88)
Other operating income (expenses), net	(125,690)	(86,160)	(27,397)	2,703	(39,608)	(36,380)	(96,486)	(163,490)	(33,677)
Income from associates and joint ventures	(40,736)	307,818	-	-	(21)	-	-	(21)	-
INCOME (LOSS) BEFORE FINANCIAL RESULTS AND INCOME TAXES	(163,792)	143,060	(58,272)	(167,689)	(3,871)	(63,915)	(96,486)	(158,628)	(231,604)
Financial expenses	-	-	(20,982)	261,521	(8,800)	132,182	-	(29,782)	393,703
Financial income	-	-	8,284	88,250	(10,134)	1,779	-	(1,850)	90,029
INCOME (LOSS) BEFORE TAXES	(163,792)	143,060	(70,970)	182,082	(22,805)	70,046	(96,486)	(190,260)	252,128
Income taxes	97,750	-	100,380	(113,300)	12,657	(14,415)	-	113,037	(127,715)
NET INCOME (LOSS)	(66,042)	143,060	29,410	68,782	(10,148)	55,631	(96,486)	(77,223)	124,413
Gain (loss) on sale of investments and realization of other comprehensive income	(838,586)	-	(905,339)	-	66,754	-	-	(838,586)	-
Impairment loss on the remeasuarement at fair value less cost to sell	-	(2,476,153)	-	(1,060,039)	-	(1,416,114)	-	-	(2,476,153)
INCOME (LOSS) FROM DISCONTINUED OPERATIONS	(904,628)	(2,333,093)	(875,929)	(991,257)	56,606	(1,360,483)	(96,486)	(915,809)	(2,351,740)
		-
Net Income (Loss) From Discontinued Operation Attributable to
Controlling shareholders	(904,628)	(2,333,093)	(875,929)	(995,135)	67,787	(1,337,958)	(96,486)	(904,628)	(2,333,093)
Non-controlling interest	-	-	-	3,878	(11,181)	(22,525)	-	(11,181)	(18,647)
(1)       The positive effect on cost refers to allocations of results to products sold in the markets of the discontinued operations.

(2)       There was no movement in the comparative period.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

 Statement of Cash Flows - Discontinued Operations

	Parent company		Consolidated
	12.31.19	12.31.18	12.31.19	12.31.18
OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS
Loss from discontinued operations	(904,628)	(2,333,093)	(915,809)	(2,351,740)
Adjustments to reconcile loss to provided cash
Depreciation and amortization	-	-	3,776	228,789
Depreciation and depletion of biological assets	-	-	9,700	27,248
Loss on disposals of property, plant and equipments	-	-	5,598	8,629
Provision for tax, civil and labor risks	-	-	(493)	(66,968)
Income from associates and joint ventures	626,343	1,448,951	21	-
Gain (loss) on disposal of discontinued operations	230,038	-	757,256	-
Provision for losses in inventories	-	-	(7,294)	-
Impairment	-	719,385	81,329	2,476,152
Financial results, net	-	-	31,631	(483,802)
Deferred income tax	(97,750)	-	(116,883)	104,750
Restatement by hyperinflation	-	-	-	(426,535)
Others	-	-	32,821	(17,388)
	(145,997)	(164,757)	(118,347)	(500,865)
Trade accounts receivable	-	-	(133,233)	37,892
Inventories	-	-	59,135	71,670
Biological assets - current	-	-	55	3,024
Trade accounts payable	-	-	50,947	(269,404)
Supply chain finance	-	-	(28)	(374)
Cash generated by operating activities	(145,997)	(164,757)	(141,471)	(658,057)
Investments in securities at FVTPL (1)	-	-	(6,472)	(403,242)
Redemptions of securities at FVTPL (1)	-	-	29,097	340,696
Payment of interests	-	-	-	(29,815)
Other operating assets and liabilities	83,326	160,808	9,612	617,719
Net cash (used in) provided by operating activities from discontinued operations	(62,671)	(3,949)	(109,234)	(132,699)

INVESTING ACTIVITIES FROM DISCONTINUED OPERATIONS
Additions to property, plant and equipment	-	-	(14,350)	(57,280)
Additions to biological assets - non-current	-	-	(11,911)	(31,840)
Additions to intangible assets	-	-	-	(99)
Capital increase in associates and joint ventures	-	(22,825)	-	-
Advance for future capital increase	-	(133,043)	-	-
Proceeds from disposals of property, plant, equipment and investments	423,706	-	1,874,955	-
Net cash used in investing activities from discontinued operations	423,706	(155,868)	1,848,694	(89,219)

FINANCING ACTIVITIES FROM DISCONTINUING OPERATIONS
Proceeds from debt issuance	-	-	10,122	821,674
Repayment of debt	-	-	(8,555)	(921,492)
Net cash (used in) provided by financing activities from discontinued operations	-	-	1,567	(99,818)
Net increase (decrease) in cash and cash equivalents	361,035	(159,817)	1,741,027	(321,736)

(1)       FVTPL: Fair Value Through Profit and Loss.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

13.     INVESTMENTS IN AFFILIATES, ASSOCIATES AND JOINT VENTURES

13.1        Investments breakdown

	Parent company		Consolidated
	12.31.19	12.31.18	12.31.19	12.31.18
Investment in associates and affiliates	6,498,934	4,042,451	7,204	70,546
Goodwill SATS BRF	-	-	-	7,059
	6,498,934	4,042,451	7,204	77,605
Other investments	583	1,107	7,676	8,400
	6,499,517	4,043,558	14,880	86,005

13.2        Rollforward of interest in subsidiaries and affiliates – Parent Company

	Subsidiaries															Affiliates
	BRF Energia S.A.	BRF GmbH	Establec. Levino Zaccardi	BRF Pet S.A.	BRF Luxembourg SARL	BRF Austria GmbH	PSA Labor. Veter. Ltda	Avex S.A.	Sadia Alimentos S.A.	Proud Food Lda	Sadia International Ltd.	Sadia Uruguay S.A.	Sadia Overseas S.A.	Eclipse Holding Cooperatief	VIP S.A. Empr. e Particip. Imob	PP-BIO Adm. Bem próprio S.A.	PR-SAD Adm. Bem próprio S.A.	UP! Alimentos Ltda	Total
																			12.31.19	12.31.18
a) Participation as of december 31, 2019
% of participation	100.00%	100.00%	99.94%	100.00%	100.00%	100.00%	99.99%	-	43.10%	10.00%	100.00%	94.90%	2.00%	0.01%	100.00%	33.33%	33.33%	-
Total number of shares and membership interests	7,176,530	1	100	18,741,856	100	100	5,463,850	-	594,576,682	150,000	900,000	2,444,753,091	50,000	10,000	14,249,459	-	-	-
Number of shares and membership interest held	7,176,530	1	100	18,741,856	100	100	5,463,849	-	256,253,695	15,000	900,000	2,319,989,778	1,000	1	14,249,459	-	-	-
																-
b) Information as of december 31, 2019
Share capital	7,177	6,523	1,186	27,664	-	-	5,564	-	338,054	3	2,933	497,012	-	334,999	50	-	-	-
Shareholders' equity	1,030	6,148,776	(112)	19,083	-	(128,646)	5,564	-	11,118	(102)	235,308	78,864	-	(21,122)	2,355	-	-	-
Income (loss) for the year	(373)	1,050,998	(116)	(8,016)	113,945	(15,079)	200	8,790	(36,191)	(289)	(7,545)	(136,494)	15	(10,746)	88	-	-	-

c) Movements of investments
Beginning balance	1,404	3,710,990	-	27,059	-	-	5,760	-	-	-	225,508	56,967	27	-	2,290	4,199	-	8,247	4,042,451	4,959,644
Result Movements
Adjustment of previous years (adoption of IFRS 9 and hyperinflation)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	33,769
Income (loss)	(373)	1,228,282	(107)	(7,976)	113,973	(15,818)	200	10,749	(14,422)	(12)	1,728	(129,731)	(3)	(9)	88	-	-	-	1,186,569	(1,510,604)
Impairment of investment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(406,452)
Dividends and interests on shareholders' equity	-	-	-	-	-	-	(396)	-	-	-	-	-	-	-	(22)	-	-	(8,247)	(8,665)	(4,739)
Capital movements																			-
Capital increase	-	-	-	-	1,559	-	-	-	-	-	-	-	-	-	-	319	507	-	2,385	1,588,083
Advance for future capital increase	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	133,043
Capital transaction between subsidiaries	-	1,314,596	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,314,596	-
Disposals by incorporation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(540,444)
Acquisition (sale) of equity interest	-	-	-	-	-	(91,216)	-	21,593	-	-	-	-	-	-	-	(2,165)	4,344	-	(67,444)	(5,835)
Closure of equity interest	-	-	-	-	90,864	-	-	-	-	-	-	-	(30)	-	-	-	-	-	90,834	-
Goodwill and allocations
Exchange rate variation on goodwill	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(205,948)
Amortization of fair value of assets and liabilities acquired	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,660)
Other
Other comprehensive income	-	(105,091)	8	-	(96,933)	(21,612)	-	(32,342)	19,213	2	8,071	147,585	6	7	-	-	-	-	(81,086)	300,495
Hyperinflation on goodwill	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	133,220
Provision for losses on investments	-	-	99	-	-	128,646	-	-	-	10	-	-	-	2	-	-	-	-	128,757	109,476
Reversal of provision for losses on investments	-	-	-	-	(109,463)	-	-	-	-	-	-	-	-	-	-	-	-	-	(109,463)	(318,931)
Transfer to held for sale and discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(219,666)
Ending balance	1,031	6,148,777	-	19,083	-	-	5,564	-	4,791	-	235,307	74,821	-	-	2,356	2,353	4,851	-	6,498,934	4,042,451

On December 31, 2019, these associates, affiliates and joint ventures do not have any restriction to amortize their loans or advances to the Company.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

14.     PROPERTY, PLANT AND EQUIPMENT, NET

The rollforward of property, plant and equipment is set forth below:

	Parent company
	Weighted average depreciation rate (p.a.)	12.31.18	Initial adoption IFRS 16	Additions	Disposals	Transfers (1)	12.31.19
Cost
Land		504,851	21,120	1,985	(5,879)	24,899	546,976
Buildings, facilities and improvements		7,108,551	2,128,038	202,393	(143,790)	263,283	9,558,475
Machinery and equipment		7,771,340	458	6,086	(209,229)	100,873	7,669,528
Furniture and fixtures		102,732	-	279	(6,997)	5,841	101,855
Vehicles		7,491	7,669	112,868	(7,876)	927	121,079
Construction in progress		418,630	-	354,115	-	(436,873)	335,872
Advances to suppliers		267	-	-	-	(267)	-
		15,913,862	2,157,285	677,726	(373,771)	(41,317)	18,333,785

Depreciation
Land (2)	20.77%	-	-	(4,285)	27	-	(4,258)
Buildings, facilities and improvements	6.17%	(2,534,557)	-	(599,818)	20,554	(12,711)	(3,126,532)
Machinery and equipment	6.60%	(3,485,179)	-	(490,308)	178,990	6,199	(3,790,298)
Furniture and fixtures	6.67%	(55,732)	-	(5,293)	5,399	772	(54,854)
Vehicles	27.65%	(7,221)	-	(20,349)	1,461	1,568	(24,541)
		(6,082,689)	-	(1,120,053)	206,431	(4,172)	(7,000,483)
		9,831,173	2,157,285	(442,327)	(167,340)	(45,489)	11,333,302

(1)      Refers to the transfer of R$51,503 for intangible assets, R$23,531 for biological assets and R$(29,545) for assets held for sale.

(2)      Land depreciation refers to right-of-use assets. The amount of R$ 4,285 of depreciation was recognized in the cost of formation of forests and will be realized in the result when it is exhausted (note 19.1).

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

	Parent company
	Weighted average depreciation rate (p.a.)	12.31.17	Additions	Disposals	Incorporation of companies	Transfers	12.31.18
Cost
Land		490,073	55	(25,700)	68,728	(28,305)	504,851
Buildings and improvements		4,734,021	317	(109,542)	683,593	1,782,916	7,091,305
Machinery and equipment		6,620,016	57,421	(198,937)	1,018,813	274,027	7,771,340
Facilities		1,840,046	665	(19,959)	187,599	(1,991,105)	17,246
Furniture and fixtures		108,423	6	(3,186)	10,834	(13,345)	102,732
Vehicles		13,168	-	(116)	962	(6,523)	7,491
Construction in progress		357,197	442,564	-	47,800	(428,931)	418,630
Advances to suppliers		257	1,271	-	-	(1,261)	267
		14,163,201	502,299	(357,440)	2,018,329	(412,527)	15,913,862

Depreciation
Buildings and improvements	3.01%	(1,515,130)	(139,693)	27,442	(219,083)	(686,298)	(2,532,762)
Machinery and equipment	5.86%	(2,791,283)	(406,878)	114,314	(461,955)	60,623	(3,485,179)
Facilities	3.55%	(612,992)	(75,381)	11,960	(65,437)	740,055	(1,795)
Furniture and fixtures	8.51%	(48,385)	(7,160)	1,988	(6,228)	4,053	(55,732)
Vehicles	12.67%	(5,919)	(630)	110	(833)	51	(7,221)
		(4,973,709)	(629,742)	155,814	(753,536)	118,484	(6,082,689)
		9,189,492	(127,443)	(201,626)	1,264,793	(294,043)	9,831,173

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

	Consolidated
	Weighted average depreciation rate (p.a.)	12.31.18	Initial adoption IFRS 16	Additions	Disposals	Transfers (1)	Exchange rate variation	12.31.19
Cost
Land		536,878	23,453	1,986	(5,879)	50,980	(3,939)	603,479
Buildings, facilities and improvements		7,590,545	2,278,982	219,145	(149,866)	196,829	13,163	10,148,798
Machinery and equipment		8,272,920	1,182	45,682	(212,637)	83,812	(13,912)	8,177,047
Furniture and fixtures		159,902	-	2,834	(25,264)	3,515	(548)	140,439
Vehicles		17,402	94,065	119,520	(9,959)	(10,502)	2,673	213,199
Construction in progress		409,696	-	367,148	-	(427,737)	(200)	348,907
Advances to suppliers		13,425	-	898	(1,173)	(16,959)	4,337	528
		17,000,768	2,397,682	757,213	(404,778)	(120,062)	1,574	19,632,397

Depreciation
Land (2)	22.31%	-	-	(5,134)	27	-	21	(5,086)
Buildings, facilities and improvements	5.83%	(2,602,188)	-	(667,622)	26,616	(15,167)	(5,440)	(3,263,801)
Machinery and equipment	6.57%	(3,620,421)	-	(527,007)	183,168	18,481	(4,471)	(3,950,250)
Furniture and fixtures	6.67%	(71,062)	-	(10,908)	6,331	2,665	1,195	(71,779)
Vehicles	32.37%	(10,099)	-	(59,348)	1,718	3,579	(442)	(64,592)
		(6,303,770)	-	(1,270,019)	217,860	9,558	(9,137)	(7,355,508)
		10,696,998	2,397,682	(512,806)	(186,918)	(110,504)	(7,563)	12,276,889

(1)      Refers to the transfer of R$52,507 for intangible assets, R$ 34,465 for assets held for sale and R$ 23,531 for biological assets.

(2)      Land depreciation refers to right-of-use assets. The amount of R$ 4,285 of depreciation was recognized in the cost of formation of forests and will be realized in the result when it is exhausted (note 19.1)

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

	Consolidated
	Weighted average depreciation rate (p.a.)	12.31.17	Additions	Disposals	Restatement by Hyperinflation	Exchange rate variation	Transfers	12.31.18
Cost
Land		706,218	95	(25,700)	32,747	(17,201)	(159,281)	536,878
Buildings and improvements		6,102,831	4,775	(113,433)	205,324	(4,336)	1,251,069	7,446,230
Machinery and equipment		8,881,223	64,342	(234,503)	346,825	(77,797)	(707,170)	8,272,920
Facilities		2,175,032	727	(21,053)	256	8,861	(2,019,508)	144,315
Furniture and fixtures		171,482	25,255	(5,598)	9,472	1,604	(42,313)	159,902
Vehicles		28,508	3,087	(729)	2,826	210	(16,500)	17,402
Construction in progress		453,946	585,386	-	15,451	(25,205)	(619,882)	409,696
Advances to suppliers		13,643	444	-	-	1,214	(1,876)	13,425
		18,532,883	684,111	(401,016)	612,901	(112,650)	(2,315,461)	17,000,768

Depreciation
Buildings and improvements	3.00%	(1,872,565)	(188,064)	28,923	(63,456)	(12,515)	(471,255)	(2,578,932)
Machinery and equipment	5.95%	(3,656,477)	(562,721)	136,085	(192,710)	(218)	655,620	(3,620,421)
Facilities	4.49%	(724,477)	(93,786)	12,981	(151)	3,472	778,705	(23,256)
Furniture and fixtures	8.09%	(77,745)	(17,033)	3,162	(7,023)	(746)	28,323	(71,062)
Vehicles	19.91%	(11,036)	(2,074)	465	(2,644)	875	4,315	(10,099)
		(6,342,300)	(863,678)	181,616	(265,984)	(9,132)	995,708	(6,303,770)
		12,190,583	(179,567)	(219,400)	346,917	(121,782)	(1,319,753)	10,696,998

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

The amount of capitalized borrowing costs during the year ended December 31, 2019 was of R$ 19,207 in the parent company and in the consolidated (R$ 17,232 in the parent company and R$ 19,612 in the consolidated on December 31, 2018). The weighted average rate used to determine the amount of borrowing costs subject to capitalization was 6.60% p.a. in the parent company and in the consolidated (5.99% p.a. in the parent company and 3.27% p.a. in the consolidated on December 31, 2018).

The property, plant and equipment items that are pledged as collateral for transactions of different natures are set forth below:

		Parent company and Consolidated
	Type of collateral	12.31.19	12.31.18
Land	Financial/Tax	221,727	239,039
Buildings, facilities and improvements	Financial/Tax	1,499,808	1,800,115
Machinery and equipment	Financial/Labor/Tax/Civil	1,488,889	1,877,369
Furniture and fixtures	Financial/Tax	14,090	18,624
Vehicles	Financial/Tax	369	550
		3,224,883	3,935,697

15.     INTANGIBLE ASSETS

The intangible assets rollforward is set forth below:

		Parent company
	Weighted average amortization rate (p.a.)	12.31.18	Initial adoption IFRS 16	Additions	Disposals	Transfers	12.31.19
Cost
Non-compete agreement		63,624	-	8,105	-	-	71,729
Goodwill for future profitability		1,783,655	-	-	-	-	1,783,655
Outgrowers relationship		15,022	-	-	(418)	-	14,604
Trademarks		1,152,885	-	-	-	-	1,152,885
Patents		5,970	-	-	-	235	6,205
Software		434,242	61	37,410	(66,604)	86,573	491,682
Intangible in progress		-	-	46,745	-	(35,295)	11,450
		3,455,398	61	92,260	(67,022)	51,513	3,532,210

Amortization
Non-compete agreement	42.73%	(35,246)	-	(22,444)	-	-	(57,690)
Outgrowers relationship	13.02%	(11,552)	-	(1,546)	354	-	(12,744)
Patents	19.05%	(5,055)	-	(469)	-	-	(5,524)
Software	23.50%	(249,832)	-	(133,477)	66,598	(9)	(316,720)
		(301,685)	-	(157,936)	66,952	(9)	(392,678)
		3,153,713	61	(65,676)	(70)	51,504	3,139,532

		Parent company
	Weighted average amortization rate (p.a.)	12.31.17	Additions	Disposals	Incorporation of companies	Transfer - held for sale	Transfers	12.31.18
Cost
Non-compete agreement		29,876	33,748	-	-	-	-	63,624
Goodwill for future profitability		1,542,929	-	-	553,659	(312,933)	-	1,783,655
Outgrowers relationship		15,022	-	-	-	-	-	15,022
Trademarks		1,173,000	-	-	-	(20,115)	-	1,152,885
Patents		6,100	-	-	-	-	(130)	5,970
Software		453,289	-	(119,590)	5,127	(85)	95,501	434,242
		3,220,216	33,748	(119,590)	558,786	(333,133)	95,371	3,455,398

Amortization
Non-compete agreement	44.99%	(14,915)	(20,331)	-	-	-	-	(35,246)
Outgrowers relationship	13.24%	(9,588)	(1,964)	-	-	-	-	(11,552)
Patents	20.00%	(4,228)	(827)	-	-	-	-	(5,055)
Software	19.63%	(252,169)	(115,003)	119,584	(2,242)	51	(53)	(249,832)
		(280,900)	(138,125)	119,584	(2,242)	51	(53)	(301,685)
		2,939,316	(104,377)	(6)	556,544	(333,082)	95,318	3,153,713

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

		Consolidated
	Weighted average amortization rate (p.a.)	12.31.18	Initial adoption IFRS 16	Additions	Disposals	Transfers	Exchange rate variation	12.31.19
Cost
Non-compete agreement		90,012	-	8,105	-	-	1,112	99,229
Goodwill for future profitability		2,694,967	-	-	-	-	18,635	2,713,602
Outgrowers relationship		15,022	-	-	(418)	-	-	14,604
Trademarks		1,336,162	-	-	-	-	(13,900)	1,322,262
Patents		6,066	-	-	-	235	4	6,305
Customer relationship		896,039	-	-	-	-	(3,281)	892,758
Software		491,830	61	38,259	(95,275)	87,576	1,164	523,615
Intangible in progress		-	-	47,422	-	(35,294)	23	12,151
		5,530,098	61	93,786	(95,693)	52,517	3,757	5,584,526

Amortization
Non-compete agreement	33.67%	(45,802)	-	(27,811)	-	-	(577)	(74,190)
Outgrowers relationship	13.02%	(11,552)	-	(1,546)	354	-	-	(12,744)
Patents	19.05%	(5,149)	-	(470)	-	-	(7)	(5,626)
Customer relationship	7.31%	(172,450)	-	(67,137)	-	-	(2,676)	(242,263)
Software	23.18%	(275,747)	-	(141,925)	77,027	(10)	(969)	(341,624)
		(510,700)	-	(238,889)	77,381	(10)	(4,229)	(676,447)
		5,019,398	61	(145,103)	(18,312)	52,507	(472)	4,908,079

		Consolidated
	Weighted average amortization rate (p.a.)	12.31.17	Additions	Disposals	Transfers	Restatement by Hyperinflation	Exchange rate variation	Transfer - held for sale	12.31.18
Cost
Non-compete agreement		62,043	33,748	-	-	9,057	(130)	(14,706)	90,012
Goodwill for future profitability		4,192,228	-	-	-	323,904	116,746	(1,937,911)	2,694,967
Import quotas		111,731	-	-	-	-	12,251	(123,982)	-
Outgrowers relationship		15,022	-	-	-	-	-	-	15,022
Trademarks		1,649,910	-	-	-	250,731	(140,196)	(424,283)	1,336,162
Patents		6,867	16	-	(68)	-	(199)	(550)	6,066
Customer relationship		1,220,801	-	-	-	149,089	19,281	(493,132)	896,039
Supplier relationship		2,049	-	-	-	-	369	(2,418)	-
Software		516,308	2,040	(121,929)	121,828	30,460	(2,374)	(54,503)	491,830
		7,776,959	35,804	(121,929)	121,760	763,241	5,748	(3,051,485)	5,530,098

Amortization
Non-compete agreement	32.70%	(23,501)	(26,794)	-	-	(5,786)	920	9,359	(45,802)
Import quotas	89.94%	(93,139)	(14,365)	-	-	-	(11,325)	118,829	-
Outgrowers relationship	13.24%	(9,590)	(1,963)	-	-	-	-	-	(11,553)
Patents	19.98%	(4,886)	(840)	-	-	(892)	202	1,267	(5,149)
Customer relationship	9.50%	(154,530)	(99,700)	-	-	(55,599)	(11,751)	149,130	(172,450)
Supplier relationship	5.00%	(102)	(115)	-	-	-	(25)	242	-
Software	19.68%	(293,575)	(127,449)	121,929	253	(26,967)	3,624	46,439	(275,746)
		(579,323)	(271,226)	121,929	253	(89,244)	(18,355)	325,266	(510,700)
		7,197,636	(235,422)	-	122,013	673,997	(12,607)	(2,726,219)	5,019,398

During the year ended December 31, 2019, Management did not identify any event that could indicate an impairment of such assets.

15.1        Impairment Test

The impairment test of assets is carried out annually based on the discounted cash flow method, which is prepared in order to determine the value in use of the Company’s cash-generating units (“CGU”). In 2019, the Company used its budget, strategic and financial planning, which demonstrated growth projections until 2024 and average perpetuity of the cash generating units of 3.5% p.a., based on the history of recent years, as well as the economic and financial projections of each market in which the Company operates, in addition to official information from independent and governmental institutions.

The discount rate used by Management to prepare discounted cash flows varied from 10.75% p.a. to 12.91% p.a. according to the CGU. The assumptions presented in the table below were also adopted:

	2020	2021	2022	2023	2024
Inflation Brazil	3.80%	3.75%	3.75%	3.38%	3.38%
Inflation - United States	2.02%	2.20%	2.20%	2.20%	2.20%
Exchange rate - BRL / USD	3.80	3.80	3.85	3.90	3.95

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

The rates presented above don’t consider the effects of taxes.

Based on Management’s analysis carried out in 2019, no impairment adjustments were identified.

In addition to the analysis mentioned above, Management prepared a deterministic sensitivity analysis considering the variations in the Earnings Before Interest and Tax (“EBIT”) margin and in the nominal discount rate as shown below:

		Variations
Apreciation (devaluation)	1.0%	0.0%	(1.0%)
BRAZIL CGU
Discount rate	13.91%	12.91%	11.91%
Ebit Margin	11.27%	10.27%	9.27%

INTERNATIONAL CGU´s
Discount rate	11.75%	10.75%	9.75%
Ebit Margin	12.07%	11.07%	10.07%

The Company, in its sensitivity analysis, did not identify any scenarios in which an impairment was necessary.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

16.     LOANS AND FINANCING

	Parent company
	Charges (p.a.)	Weighted average interest rate (p.a.)	WAMT (1)	12.31.18	Borrowing	Amortization	Interest paid	Interest accrued	Exchange rate variation	12.31.19
Local currency

Working capital	Pre- fixed / CDI	6.07% (7.78% on 12.31.18)	1.2	5,863,024	1,193,616	(3,745,967)	(421,600)	423,566	-	3,312,639

Certificate of agribusiness receivables (2)	CDI / IPCA	6.73% (6.08% on 12.31.18)	2.5	2,597,502	-	(999,905)	(139,633)	139,483	-	1,597,447

Development bank credit lines	Pre- fixed / Selic / TJLP	5.09% (6.16% on 12.31.18)	0.3	264,545	-	(223,077)	(7,005)	11,053	-	45,516

Export credit facility	CDI	5.83% (9.02% on 12.31.18)	8.7	1,625,327	(22,403)	(31,700)	(108,845)	149,986	-	1,612,365

Special program asset restructuring	IGPM	12.22% (12.45% on 12.31.18)	0.2	273,426	-	-	(8,554)	19,436	-	284,308

Debentures	CDI / IPCA	7.40%	6.0	-	742,250	(15)	(16,372)	29,897	-	755,760

Fiscal incentives	Pre- fixed	2.40% (2.40% on 12.31.18)	-	3,317	70,203	(67,805)	(570)	575	-	5,720

				10,627,141	1,983,666	(5,068,469)	(702,579)	773,996	-	7,613,755

Foreign currency

Bonds	Pre- fixed + e.r. USD and EUR	4.36% (3.85% on 12.31.18)	5.8	7,487,803	3,082,040	(2,542,949)	(385,612)	534,704	231,989	8,407,975

Export credit facility	LIBOR + e.r. USD	5.54% (4.76% on 12.31.18)	3.2	714,310	-	(319,742)	(27,448)	27,971	12,183	407,274

Advances for foreign exchange rate contracts	Pre- fixed + e.r. USD	(4.67% on 12.31.18)	-	214,192	92,750	(327,469)	(10,249)	12,831	17,945	-

				8,416,305	3,174,790	(3,190,160)	(423,309)	575,506	262,117	8,815,249
				19,043,446	5,158,456	(8,258,629)	(1,125,888)	1,349,502	262,117	16,429,004

Current				3,689,173						3,033,034
Non-current				15,354,273						13,395,970

(1)      Weighted average maturity is demonstrated in years.

(2)      The Certificate of Agribusiness Receivable (“CRA”) issued by the Company are backed by receivables of BRF S.A. from certain subsidiaries abroad.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

	Parent company
	Charges (p.a.)	Weighted average interest rate (p.a.)	WAMT	12.31.17	Captured	Incorporation of companies	Amortization	Interest paid	Interest accrued	Exchange rate variation	12.31.18
Local currency

Working capital	'Fixed rate / 118% of CDI (7.78% on 12.31.17)	7.78% (7.78% on 12.31.17)	3.3	2,385,218	4,377,986	55,348	(1,074,301)	(136,809)	255,582	-	5,863,024

Certificate of agribusiness receivables	96.40% of CDI / IPCA + 5.90% (96.51% of CDI / IPCA + 5.90% on 12.31.17)	6.08% (7.41% on 12.31.17)	1.6	2,770,640	-	781,661	(996,985)	(155,916)	198,102	-	2,597,502

Development bank credit lines	Fixed rate / Selic / TJLP + 1.25% (Fixed rate / Selic / TJLP + 1.48% on 12.31.17)	6.16% (6.78% on 12.31.17)	1.1	570,082	-	-	(315,119)	(20,346)	29,928	-	264,545

Bonds	(7.75% on 12.31.17)	(7.75% on 12.31.17)	-	503,802	-	-	(500,000)	(19,375)	15,573	-	-

Export credit facility	109.45% of CDI (100.35% on 12.31.17)	9.02% (6.91% on 12.31.17)	3.2	1,889,198	1,621,124	-	(1,850,000)	(188,743)	153,748	-	1,625,327

Special program asset restructuring	Fixed rate / IGPM + 4.90% (Fixed rate / IGPM + 4.90% on 12.31.17)	12.45% (4.36% on 12.31.17)	1.4	249,366	-	-	-	(8,101)	32,161	-	273,426

Fiscal incentives	2.40% (2.40% on 12.31.17)	2.40% (2.40% on 12.31.17)	0.5	3,566	57,246	-	(57,500)	(445)	450	-	3,317

				8,371,872	6,056,356	837,009	(4,793,905)	(529,735)	685,544	-	10,627,141

Foreign currency

Bonds	3.85% (3.50% on 12.31.17) + e.r. US$ and EUR	3.85% (3.50% on 12.31.17) + e.r. US$ and EUR	4.5	3,975,421	-	2,898,940	-	(186,482)	206,566	593,358	7,487,803

Export credit facility	LIBOR + 0.95% (LIBOR + 1.58% on 12.31.17) + e.r. US$	4.76% (4.04% on 12.31.17) + e.r. US$	1.6	1,195,872	-	-	(655,480)	(55,712)	48,613	181,017	714,310

Advances for foreign exchange rate contracts	4.67% + e.r. US$	4.67% + e.r. US$	0.8	-	208,474	-	-	-	1,077	4,641	214,192
Development bank credit lines	(UMBNDES + 1.73% on 12.31.17) + e.r. US$ and other currencies	(6.22% on 12.31.17) + e.r. US$ and other currencies	-	3,573	-	-	(3,851)	(192)	470	-	-

				5,174,866	208,474	2,898,940	(659,331)	(242,386)	256,726	779,016	8,416,305
				13,546,738	6,264,830	3,735,949	(5,453,236)	(772,121)	942,270	779,016	19,043,446

Current				4,038,367							3,689,173
Non-current				9,508,371							15,354,273

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

	Consolidated
	Charges (p.a.)	Weighted average interest rate (p.a.)	WAMT (1)	12.31.18	Borrowing	Amortization	Interest paid	Interest accrued	Exchange rate variation	12.31.19
Local currency

Working capital	Pre-fixed / CDI	6.07% (7.78% on 12.31.18)	1.2	5,863,023	1,193,616	(3,745,967)	(421,600)	423,567	-	3,312,639

Certificate of agribusiness receivables (2)	CDI / IPCA	6.73% (6.08% on 12.31.18)	2.5	2,597,502	-	(999,905)	(139,633)	139,483	-	1,597,447

Development bank credit lines	Pre-fixed / Selic / TJLP	5.09% (6.16% on 12.31.18)	0.3	264,545	-	(223,077)	(7,005)	11,053	-	45,516

Debentures	CDI / IPCA	7.90%	6.2	-	742,250	(15)	(16,372)	29,897	-	755,760

Export credit facility	CDI	5.83% (9.02% on 12.31.18)	8.7	1,625,327	(22,403)	(31,700)	(108,845)	149,986	-	1,612,365

Special program asset restructuring	IGPM	12.22% (12.45% on 12.31.18)	0.2	273,426	-	-	(8,554)	19,436	-	284,308

Fiscal incentives	Pre-fixed	2.40% (2.40% on 12.31.18)	-	3,317	70,203	(67,805)	(570)	575	-	5,720

				10,627,140	1,983,666	(5,068,469)	(702,579)	773,997	-	7,613,755

Foreign currency

Bonds	Pre-Fixed + e.r. USD and EUR	4.36% (4.07% on 12.31.18)	6.0	9,746,446	3,082,040	(2,906,635)	(504,774)	648,991	341,416	10,407,484
				-
Export credit facility	LIBOR + e.r. USD	5.54% (2.47% on 12.31.18)	3.2	1,383,192	-	(948,646)	(31,277)	28,937	(24,931)	407,275
				-
Advances for foreign exchange rate contracts	Pre-Fixed + e.r. USD	(4.67% on 12.31.18)	-	214,192	92,750	(327,469)	(10,249)	12,831	17,945	-
				-
Working capital	Pre-Fixed + e.r. TRY	16.56% (21.91% on 12.31.18)	1.1	194,474	240,702	(229,919)	(41,974)	42,237	(13,755)	191,765

				11,538,304	3,415,492	(4,412,669)	(588,274)	732,996	320,675	11,006,524
				22,165,444	5,399,158	(9,481,138)	(1,290,853)	1,506,993	320,675	18,620,279

Current				4,547,389						3,132,029
Non-current				17,618,055						15,488,250

(1)      Weighted average maturity is demonstrated in years.

(2)      The Certificate of Agribusiness Receivable (“CRA”) issued by the Company are backed by receivables of BRF S.A. from certain subsidiaries abroad.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

	Consolidated
	Charges (p.a.)	Weighted average interest rate (p.a.)	WAMT	12.31.17	Captured	Transfer - held for sale	Amortization	Interest paid	Interest accrued	Exchange rate variation	12.31.18
Local currency

Working capital	'Fixed rate / 118% of CDI (7.79% on 12.31.17)	7.78% (7.79% on 12.31.17)	1.7	2,555,363	4,431,145	-	(1,235,896)	(149,702)	262,113	-	5,863,023

Certificate of agribusiness receivables	96.40% of CDI / IPCA + 5,90% (96.51% of CDI / IPCA + 5,90% on 12.31.17)	6.08% (7.41% on 12.31.17)	1.6	3,571,652	-	-	(996,985)	(223,143)	245,978	-	2,597,502

Development bank credit lines	Fixed rate / Selic / TJLP + 1.25% (Fixed rate / Selic / TJLP + 1.48% on 12.31.17)	6.16% (6.78% on 12.31.17)	1.1	570,082	-	-	(315,119)	(20,346)	29,928	-	264,545

Bonds	(7.75% on 12.31.17)	(7.75% on 12.31.17)	-	503,802	-	-	(500,000)	(19,375)	15,573	-	-

Export credit facility	109.45% of CDI (100.35% on 12.31.17)	9.02% (6.91% on 12.31.17)	3.2	1,889,198	1,621,124	-	(1,850,000)	(188,743)	153,748	-	1,625,327

Special program asset restructuring	Fixed rate / IGPM + 4.90% (Fixed rate / IGPM + 4.90% on 12.31.17)	12.45% (4.36% on 12.31.17)	1.4	249,366	-	-	-	(8,101)	32,161	-	273,426

Fiscal incentives	2.40% (2.40% on 12.31.17)	2.40% (2.40% on 12.31.17)	0.5	3,566	57,246	-	(57,500)	(445)	450	-	3,317

				9,343,029	6,109,515	-	(4,955,500)	(609,855)	739,951	-	10,627,140

Foreign currency

Bonds	4.07% (4.08% on 12.31.17) + e.r. US$ and EUR	4.07% (4.08% on 12.31.17) + e.r. US$ and EUR	4.8	8,529,921	-	(87,113)	(14,791)	(466,552)	506,484	1,278,497	9,746,446

Export credit facility	LIBOR + 0.25% (LIBOR + 1.85% on 12.31.17) + e.r. US$	2.47% (3.35% on 12.31.17) + e.r. US$	0.8	2,150,728	8,395	-	(1,067,367)	(75,878)	67,621	299,693	1,383,192

Advances for foreign exchange rate contracts	4.67% + e.r. US$	4.67% + e.r. US$	0.8	-	208,474	-	-	-	1,077	4,641	214,192

Development bank credit lines	(UMBNDES + 1.73% on 12.31.17) + e.r. US$ and other currencies	(6.22% on 12.31.17) + e.r. US$ and other currencies	-	3,572	-	-	(3,851)	(192)	471	-	-

Working capital	46.84% (23.10% on 12.31.17) + e.r. ARS / + e.r US$	46.84% (23.10% on 12.31.17) + e.r. ARS / + e.r US$	-	167,888	813,279	(68,660)	(898,283)	(3,632)	46,025	(56,617)	-

Working capital	21.91% (15.95% on 12.31.17) + e.r TRY	21.91% (15.95% on 12.31.17) + e.r TRY	0.7	249,240	193,058	-	(216,610)	(21,057)	35,934	(46,091)	194,474

				11,101,349	1,223,206	(155,773)	(2,200,902)	(567,311)	657,612	1,480,123	11,538,304
				20,444,378	7,332,721	(155,773)	(7,156,402)	(1,177,166)	1,397,563	1,480,123	22,165,444

Current				5,031,351							4,547,389
Non-current				15,413,027							17,618,055

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

On December 31, 2019, the Company did not have any financial covenants clauses related to its loan agreements.

16.1        Debentures

On April 30, 2019, 750,000 Debentures were subscribed with a par value of R$1,000.00 (one thousand Reais), totaling the amount of R$750,000 in 3 series, as set forth below. The Debentures are simple, non-convertible and unsecured, with restricted effort placement. The public offering was closed on June 28, 2019, when the total amount was received by the Company. Costs of R$4,868 were incurred for the issuance, which will be recognized in statement of income over the term of the operations, based on the effective interest rate method.

Parent company and Consolidated
12.31.19
Operation	Series	Issue date	Maturity	Rate	Notional	Updated Value

Debenture - 1st Issue	1st Series	06.27.19	04.30.22	100% CDI + 0.80%	70,000	70,286
Debenture - 1st Issue	3rd Series	06.27.19	04.30.26	IPCA + 5.50%	411,732	416,029
Debenture - 1st Issue	4th Series	06.27.19	04.30.26	100% CDI + 1.45%	268,268	269,445
					750,000	755,760

16.2        Senior Unsecured notes issuance and tender offer

On September 24, 2019 the Company issued senior notes in the amount of USD750,000, maturing on January 24, 2030 and with an interest rate of 4.875% p.a. (yield to maturity of 5.00%) paid on a half-yearly basis. Costs of R$46,540 were incurred to issue the notes, which will be recognized on the statement of income over the term of the debt according to the effective interest rate method.

The Company substantially used the proceedings to settle and renegotiate other debts of shorter term, making a tender offer for the following senior notes:

Parent company and Consolidated
			12.31.19
Operation	Maturity	Notional repurchased	Outstanding notional amount

Sadia Overseas BRFSBZ7	2020	363,686	-
BRF AS BRFSBZ2	2022	795,932	1,471,420
BRF AS BRFSBZ5	2022	38,937	437,936
BRF AS BRFSBZ3	2023	641,363	1,394,578
BRF AS BRFSBZ4	2024	961,797	2,092,107

The premium paid on the repurchase was of R$92,053 and was recognized as Financial Expenses. Additionally, R$25,575 of costs that had been deferred were written-off, in proportion to the repurchased debts, recognized also as Financial Expenses.

The Company reserves the right to anticipate the repurchase of other liabilities by tender offer and open market transactions, following with its liability management strategy.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

16.3        Revolving Credit Facility

With the purpose of maintaining a prudential and sustainable short-term liquidity position, continuing with the strategy of extending its average debt maturity and reducing the cost of debt, on December 27, 2019, the Company retained from Banco do Brasil a revolving credit facility up to the limit of R$1,500,000 for a period of three years. The referenced credit facility can be disbursed totally or partially, at the Company’s will, whenever necessary. On December 31, 2019 the facility was available, but unused.

16.4        Loans and financing maturity schedule

The maturity schedule of the loans and financing is as follows:

	Parent company	Consolidated
	12.31.19	12.31.19
Current	3,033,035	3,132,028
Non-current	13,395,969	15,488,251
2021	1,791,814	1,906,989
2022	2,123,475	2,123,475
2023	2,421,966	2,421,966
2024	2,340,742	2,340,742
2025 onwards	4,717,972	6,695,079
	16,429,004	18,620,279

16.5        Guarantees

	Parent company		Consolidated
	12.31.19	12.31.18	12.31.19	12.31.18
Total of loans and financing	16,429,004	19,043,446	18,620,279	22,165,444
Mortgage guarantees	51,237	267,862	51,237	267,862
Related to FINEM-BNDES	45,516	217,620	45,516	217,620
Related to tax incentives and other	5,721	50,242	5,721	50,242

On December 31, 2019, the amount of bank guarantees contracted by the Company was of R$666,335 (R$783,952 as of December 31, 2018) which were offered mainly in litigations involving the Company´s use of tax credits. These guarantees have an average cost of 1.77% p.a. (1.57% p.a. as of December 31, 2018).

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

17.     TRADE ACCOUNTS PAYABLE

	Parent company		Consolidated
	12.31.19	Restated (1) 12.31.18	12.31.19	Restated (1) 12.31.18
Domestic suppliers
Third parties	4,921,902	4,440,146	4,930,424	4,458,077
Related parties	6,392	15,008	-	-
	4,928,294	4,455,154	4,930,424	4,458,077

Foreign suppliers
Third parties	404,068	374,573	915,611	1,079,438
Related parties	-	315	-	-
	404,068	374,888	915,611	1,079,438

(-) Adjustment to present value	(49,253)	(37,487)	(49,269)	(37,507)
	5,283,109	4,792,555	5,796,766	5,500,008

Current	5,270,762	4,779,752	5,784,419	5,487,205
Non-current	12,347	12,803	12,347	12,803

(1)       The restatement refers to the adoption of IFRS 16, in which the lease liabilities were reclassified from Trade Accounts Payable to a specific line (note 19).

On the trade accounts payable balance as of December 31, 2019, R$1,434,152 in the parent company and R$1,435,025 in the consolidated (R$1,300,777 in the parent company and R$1,301,304 in the consolidated as of December 31, 2018) corresponds to supply chain finance transactions in which there were no changes in the payment terms and prices negotiated with the suppliers.

18.     SUPPLY CHAIN FINANCE

	Parent company and Consolidated
	12.31.19	Restated (1) 12.31.18
Supply chain finance - Domestic suppliers	671,869	715,335
Supply chain finance - Foreign suppliers	182,126	170,448
	853,995	885,783

(-) Adjustment to present value	(11,958)	(10,483)
	842,037	875,300

(1)       The restatement refers to the split of the adjustment to present value.

The Company has partnerships with several financial institutions that allow the suppliers to anticipate their receivables. The suppliers may choose whether to participate and if so, with which institution. The anticipation allows the suppliers to better manage their cash flow needs. This flexibility allows the Company to intensify its commercial relations with the network of suppliers by potentially leveraging benefits such as preference for supply in case of restricted supply, better price conditions and/or more flexible payment terms, among others, has not identified any material change in the existing commercial conditions with its suppliers. These operations are presented in the cash flow of operating activities.

On December 31, 2019, the discount rates applied to the supply chain finance transactions agreed between our suppliers and the financial institutions in the domestic market were set between 0.38% to 0.67% p.m. (0.52% to 0.75% p.m. on December 31, 2018).

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

On December 31, 2019, the discount rates applied to the supply chain finance transactions agreed between our suppliers and the financial institutions in the external market were set between 0.32% to 0.46% p.m. (0.31% to 0.50% p.m. on December 31, 2018).

19.     LEASES

The Company is lessee in several lease agreements for forest lands, offices, distribution centers, integrated producers, vehicles, among others. Some contracts have a renewal option for an additional period at the end of the contract, established by contractual amendments. Automatic renewals or renewals for undetermined periods are not allowed.

The contract clauses mentioned, with respect to renewal, readjustment and purchase option, are contracted according to market practices. In addition, there are no clauses of contingent payments or restrictions on dividends distribution, payments of interest on shareholders’ equity or obtaining debt.

19.1        Right-of-use assets

The right-of-use assets as set forth below are in balances of property, plant and equipment and intangible assets (notes 14 and 15).

	Parent company
	Weighted average depreciation rate (p.a.)	12.31.18	Initial adoption IFRS 16	Additions	Disposals	Transfers	12.31.19
Cost
Land		-	21,120	-	(421)	(200)	20,499
Buildings		214,171	2,128,038	202,867	(119,541)	21,106	2,446,641
Machinery and equipment		129,589	458	4,110	(13,171)	(6,415)	114,571
Facilities		14,492	-	-	-	(14,492)	-
Vehicles		-	7,669	112,868	(7,620)	-	112,917
Software		68,424	61	(6,998)	(50,160)	44,378	55,705
		426,676	2,157,346	312,847	(190,913)	44,377	2,750,333

Depreciation
Land	20.77%	-	-	(4,285)	27	-	(4,258)
Buildings	16.88%	(74,527)	-	(376,530)	1,948	(10,013)	(459,122)
Machinery and equipment	36.28%	(75,422)	-	(39,052)	9,502	8,288	(96,684)
Facilities	-	(1,725)	-	-	-	1,725	-
Vehicles	28.62%	-	-	(19,801)	1,251	-	(18,550)
Software	67.81%	(57,486)	-	(37,489)	50,160	-	(44,815)
		(209,160)	-	(477,157)	62,888	-	(623,429)
		217,516	2,157,346	(164,310)	(128,025)	44,377	2,126,904

	Consolidated
	Weighted average depreciation rate (p.a.)	12.31.18	Initial adoption IFRS 16	Additions	Disposals	Exchange rate variation	Transfers	12.31.19
Cost
Land		-	23,453	-	(421)	(42)	(200)	22,790
Buildings		214,171	2,278,982	216,514	(119,540)	4,650	21,106	2,615,883
Machinery and equipment		129,589	1,182	4,110	(13,321)	28	(6,415)	115,173
Facilities		14,492	-	-	-	-	(14,492)	-
Vehicles		-	94,065	119,422	(8,751)	2,707	-	207,443
Software		68,424	61	(6,998)	(50,160)	-	44,378	55,705
		426,676	2,397,743	333,048	(192,193)	7,343	44,377	3,016,994

Depreciation
Land	22.31%	-	-	(5,134)	27	21	-	(5,086)
Buildings	17.79%	(74,527)	-	(429,600)	1,948	(644)	(10,013)	(512,836)
Machinery and equipment	36.32%	(75,422)	-	(39,361)	9,545	(8)	8,288	(96,958)
Facilities	-	(1,725)	-	-	-	-	1,725	-
Vehicles	34.32%	-	-	(58,325)	1,502	(534)	-	(57,357)
Software	67.81%	(57,486)	-	(37,489)	50,160	-	-	(44,815)
		(209,160)	-	(569,909)	63,182	(1,165)	-	(717,052)
		217,516	2,397,743	(236,861)	(129,011)	6,178	44,377	2,299,942

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

19.2        Lease liabilities

	Parent company
	WAMT (1)	12.31.18	Initial adoption IFRS 16	Additions	Payments	Interest paid	Interest accrued	Disposals	12.31.19

Land	4.8	-	21,120	-	(4,138)	(18)	2,163	(420)	18,707

Buildings	7.4	167,012	2,128,038	202,867	(361,536)	(75,887)	157,113	(111,134)	2,106,473

Machinery and equipment	0.9	66,534	458	4,110	(41,919)	(17,722)	17,723	(3,835)	25,349

Vehicles	3.0	-	7,669	112,868	(13,638)	(5,328)	5,327	(6,536)	100,362

Software	1.3	8,263	61	37,379	(44,566)	(85)	85	-	1,137

		241,809	2,157,346	357,224	(465,797)	(99,040)	182,411	(121,925)	2,252,028

Current		75,293							312,639
Non-current		166,516							1,939,389

(1)       Weighted average maturity, demonstrated in years.

	Consolidated
	WAMT (1)	12.31.18	Initial adoption IFRS 16	Additions	Payments	Interest paid	Interest accrued	Disposals	Exchange rate variation	12.31.19

Land	5.5	-	17,166	6,287	(4,505)	(762)	2,909	(421)	(319)	20,355

Buildings	4.3	167,012	2,278,982	216,514	(410,466)	(85,940)	167,165	(111,134)	4,369	2,226,502

Machinery and equipment	1.3	66,534	1,182	4,110	(42,216)	(17,756)	17,757	(3,898)	(26)	25,687

Vehicles	2.0	-	94,065	119,422	(51,263)	(11,359)	11,359	(7,438)	2,189	156,975

Software	1.3	8,263	61	37,379	(44,567)	(85)	86	-	-	1,137

		241,809	2,391,456	383,712	(553,017)	(115,902)	199,276	(122,891)	6,213	2,430,656

Current		75,293								376,209
Non-current		166,516								2,054,447

(1)       Weighted average maturity, demonstrated in years.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

19.3        Lease liabilities maturity schedule

The minimum future payments required for these finance leases are segregated as follows, and were recorded in current and non-current liabilities:

	Parent company	Consolidated
	12.31.19	12.31.19
Current	461,323	521,581
Non-current	1,790,705	1,909,075
2021	397,435	428,243
2022	334,440	357,652
2023	271,912	292,562
2024	232,164	235,664
2025 onwards	554,754	594,954
	2,252,028	2,430,656

19.4        Incremental rates

The Company uses nominal incremental rates to measure its lease liabilities. The nominal and real interest rates are presented below.

Contract Terms	Nominal rate% p.a.	Actual rate% p.a.

1 year	8.46%	4.97%
2 years	9.49%	5.37%
3 years	10.60%	6.28%
4 years	11.43%	7.01%
5 years	11.84%	7.28%
6 years	12.13%	7.48%
8 years	12.43%	7.67%
9 years	12.51%	7.78%
10 years	12.61%	7.84%
11 years	12.68%	7.86%
13 years	12.81%	7.93%
14 years	12.86%	7.96%
15 years	12.90%	7.97%
18 years	13.01%	8.03%
20 years	13.12%	8.12%

19.5        Amounts recognized in the statement of income

Below are the amounts directly recognized in the statement of income related to items exempt of recognition: low-value assets, short-term leases and leases with variable payments.

	Parent Company	Consolidated
	12.31.19	12.31.19
Variable payments not included in the lease liabilities	19,454	222,096
Expenses related to short-term assets	149,651	226,010
Expenses related to low-value assets	4,154	4,890
	173,259	452,996

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

19.6        Sale-leaseback transactions

In the prior years the Company has carried out Sale-leaseback transactions, that were disclosed in the financial statements in each applicable year. In all cases, the respective rental expenses were recognized monthly in the statement of income. With the adoption of IFRS 16, the right-of-use assets were recognized as of January 01, 2019, as well as the lease liability related to each contract.

In the year ended December 31, 2019, two additional Sale-leaseback transactions were formalized: i) the transshipment set point (“TSP”) located in the municipality of Bauru and, ii) TSP located in the municipality of Guarulhos; were analyzed within the scope of IFRS 16 and the right-of-use assets were recognized, as well as the lease liability related to the leases not yet due.

20.     SHARE-BASED PAYMENT

The company grants to its eligible employees by the Board of Directors, stock options and restricted shares, ruled by plans approved at the General Shareholder’s Meeting, with the purpose of: (i) stimulating the expansion, success and achievement of the Company’s social objectives; (ii) aligning the interests of the Company’s shareholders with those of the eligible employees; and (iii) enabling the Company and its subsidiaries to attract and retain the employees.

20.1        Stock options

The quantity of granted options is determined by the Board of Directors annually, and the exercise price is equivalent to the average closing price of the share in B3 at the last twenty trading sessions, prior to the grant date. The exercise price is adjusted monthly by the variation of the Amplified Consumer Price Index (“IPCA”) between the grant date and the month prior to the notification of the exercise by the beneficiary.

The vesting period, when the employee cannot exercise the purchase of the shares is from 1 to 4 years. The beneficiary acquires the right to exercise the option in each year, proportionally to the vesting period.

The Company may grant stock options up until the limit of 2% of the total shares. In order to comply with the exercise of the options, the Company may issue new shares or use treasury shares.

The breakdown of the outstanding granted stock options is set forth as follows:

Date			Quantity		Grant (1)	Strike price (1)
Grant date	Beggining of exercise	End of the exercise	Options granted	Outstanding options	Fair value of the option	Granting date	Updated IPCA

04.26.16	04.30.17	12.30.22	8,724,733	1,325,000	9.21	56.00	66.33
05.31.16	05.31.17	12.30.22	3,351,220	1,168,500	10.97	46.68	54.87
			12,075,953	2,493,500

(1)      Amounts expressed in Brazilian Reais.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

20.2        Restricted shares

Annually, or whenever it deems appropriate, the Board of Directors approves the granting of restricted shares, electing the beneficiaries in favor of which the Company will transfer the restricted shares, establishing the terms, quantities and conditions of acquisition of rights related to restricted shares.

The vesting is conditional to the: (i) continuity of the employment relationship with the Company for three years after the grant date; (ii) achievement of a minimum shareholder return defined by the Board of Directors in the granting agreements and measured at the end of the vesting period; or (iii) any other conditions determined by the Board of Directors in each grant made.

The total amount of restricted shares that may be granted under shall not exceed 0.5% of the registered common book-entry shares, with no par value, representatives of the Company’s total share capital.

Date		Quantity		Grant (1)
Grant	Vesting period	Shares granted	Outstanding shares	Fair value of the shares

06.14.18	06.14.20	270,000	172,125	20.00
10.01.18	10.01.20	2,311,394	2,087,222	21.44
09.01.19	09.01.21	68,605	68,605	30.61
		2,649,999	2,327,952

(1)      Amounts expressed in Brazilian Reais.

20.3        Rollforward of the stock options and restricted share plans

The rollforward of the granted options and shares in year ended December 31, 2019, is presented as follows:

Consolidated

Outstanding options/shares as of december 31, 2018	9,048,405
Issued - grant of 2019
September 2019	68,605
Transfer
Transfer on September 2018 (Restricted shares plan)	(54,193)
Transfer on June 2018 (Restricted shares plan)	(97,875)
Transfer on October 2018 (Restricted shares plan)	(191,710)
Forfeiture:
Grant of 2018 (Restricted shares)	(91,685)
Grant of 2017 (Restricted shares)	(196,141)
Grant of 2017	(193,045)
Grant of 2016	(1,208,600)
Grant of 2014	(1,854,753)
Grant of 2014	(407,556)
Outstanding options/shares as of december 31, 2019	4,821,452

The weighted average exercise price of the outstanding options conditioned to services is R$60.96 (sixty Brazilian Reais and ninety-six cents) (R$63.05 in December 31, 2018), and the weighted average remaining vesting term is 37 months (35 months in December 31, 2018).

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

The Company has registered as capital reserve, under shareholders’ equity, the fair value of the options in the amount of R$255,445 (R$262,306 as of December 31, 2018). In the statement of income for the year ended December 31, 2019 the amount recognized as expense was R$6,861 (R$470 as of December 31, 2018).

20.4        Fair Value Measurement

The weighted average fair value of the outstanding options as of December 31, 2019 was R$10.03 (ten Brazilian Reais and three cents) (R$10.11 as of December 31, 2018). The fair value of the stock options was measured using the Black-Scholes pricing model, based on the following assumptions:

Assumptions	Value	Description
Expected period	Exercise in the 1st year - 3.5 years Exercise in the 2nd year - 4.0 years Exercise in the 3rd year - 4.5 years Exercise in the 4th year - 5.0 years	The beneficiaries will execise their options at the limit of the exercise period.
Risk-free interest rate	6.29% p.a.	National Treasury Bond (“NTN-B”) available on the date of calculation and with maturity equivalent to the terms of the option.
Volatility	27.08%	Took into account the weighting of the trading history of the Company's shares.
Expected dividends	2.40%	Is based on the average payment of dividends per share in relation to the market value of the shares for the past four years.
Expected inflation rate	3.82% p.a.	Is based on estimated IPCA by Central Bank of Brazil, considering the remaining average terms of the option.

21.     EMPLOYEES BENEFITS PLANS

21.1        Supplementary pension plans

The Company is the sponsor of the following pension plans for its employees and executives: i) Plan II – Variable Contribution  with Defined Benefit option – closed for admissions; ii) Plan III – Defined Contribution – open for admissions; and iii) FAF Plan – Defined Benefit - closed for admissions.

These plans are managed by BRF Previdência, a closed supplementary pension entity, of non-economic and non-profit nature. Through its Deliberative Board, is responsible for defining pension objectives and policies, as well as establishing fundamentals guidelines and organization, operation and management rules. The Deliberative Board is composed of representatives from the sponsor and participants, in the proportion of 2/3 and 1/3 respectively.

a.              Defined benefit plans

The Plan II is a variable contribution plan structured as defined benefit during the accumulation of mathematic provisions and at the benefit grant date the beneficiary may choose to convert the accumulated balance in a lifetime monthly income. The main related actuarial risks are (i) survival rates above the mortality tables and (ii) actual return on equity below the actual discount rate.

The Plan FAF (Fundação Attílio Francisco Xavier Fontana) aims to complement the benefit paid by the Brazilian Social Security (“INSS – Instituto Nacional de Seguridade Social”). The complementary benefit is calculated based on the income of the participant and the amounts vary according to the type of the retirement, the length of the service and other criteria defined by the plan. The main related actuarial risks are: (i) survival rates above the mortality tables, (ii) turnover lower than expected, (iii) salary growth higher than expected, (iv) actual return on equity below the actual discount rate, (v) changes to the rules of social security, and (vi) actual family composition of the retired employee or executive different than the established assumption.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

The actuarial calculations of the plans managed by BRF Previdência are made annually by independent specialists, according to the rules in force.

In the case of a deficit in the plans results, the sponsor, the participants and the beneficiaries, must support the plan according to the proportion of their contributions.

The economic benefit presented as an asset considers only the portion of the surplus that is actually recoverable. The recovery of the surplus on the plans is through reductions in future contributions.

b.              Defined contribution plan

The Plan III is a defined contribution plan, in which the contributions are known and the benefit depends directly on the contributions made by participants and sponsors, on the contribution time and on the result obtained through the investment of the contributions. The contributions made by the Company in the years ended December 31, 2019 and December 31, 2018 amounted R$21,100 and R$18,708 respectively. On December 31, 2019, the plan has 37,637 participants (34,975 participants as of December 31, 2018).

When the participants of the plans II and III terminate the employment relationship with the sponsor, the unused balance of the contributions made by the sponsor forms a surplus fund that may be used to compensate future contributions of the sponsor.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

c.              Rollforward of defined benefit and variable contribution

The assets and actuarial liabilities, as well as the movement of the related rights and obligations are presented below:

	Consolidated
	FAF		Plan II
	12.31.19	12.31.18	12.31.19	12.31.18
Composition of actuarial assets and liabilities
Present value of actuarial liabilities	3,412,120	2,498,564	19,550	17,447
Fair value of assets	(3,771,792)	(3,193,931)	(29,580)	(27,819)
(Surplus) Deficit	(359,672)	(695,367)	(10,030)	(10,372)
Irrecoverable surplus - (asset ceiling)	359,672	695,367	6,777	8,502
Net actuarial (assets) liabilities	-	-	(3,253)	(1,870)

Rollforward of irrecoverable surplus
Beginning balance of irrecoverable surplus	695,367	801,530	8,502	8,452
Interest on irrecoverable surplus	64,113	78,069	782	821
Changes in irrecoverable surplus during the year	(399,808)	(184,232)	(2,507)	(771)
Ending balance of irrecoverable surplus	359,672	695,367	6,777	8,502

Rollforward of present value of actuarial liabilities
Beginning balance of the present value of liabilities	2,498,564	2,275,862	17,447	16,009
Interest on actuarial obligations	223,848	215,403	1,544	1,497
Current service cost	28,172	27,972	-	-
Benefit paid	(142,390)	(129,057)	(1,353)	(1,276)
Actuarial losses - experience	85,002	35,950	(1,176)	782
Actuarial losses - hypothesis	718,924	72,434	3,088	435
Ending balance of actuarial liabilities	3,412,120	2,498,564	19,550	17,447

Rollforward of fair value assets
Beginning balance of the fair value of plan assets	(3,193,931)	(3,077,392)	(27,819)	(26,682)
Interest income on assets plan	(287,961)	(293,472)	(2,497)	(2,534)
Benefit paid	142,390	129,057	1,353	1,276
Return on assets higher (lower) than projection	(432,290)	47,876	(617)	121
Ending balance of fair value assets	(3,771,792)	(3,193,931)	(29,580)	(27,819)

Rollforward of comprehensive income
Beginning balance	27,972	26,812	(567)	(1,284)
Reversion to statement of income	(27,972)	(26,812)	567	1,284
Actuarial gains (losses)	(803,925)	(108,384)	(1,911)	(1,217)
Return on assets higher (lower) than projection	432,289	(47,876)	617	(121)
Changes on irrecoverable surplus	399,808	184,232	2,507	771
Ending balance of comprehensive income	28,172	27,972	1,213	(567)

Costs recognized in statement of income
Current service costs	(28,172)	(27,972)	-	-
Interest on actuarial obligations	(223,848)	(215,403)	(1,544)	(1,497)
Projected return on assets	287,961	293,472	2,497	2,534
Interest on irrecoverable surplus	(64,113)	(78,069)	(782)	(821)
Costs recognized in statement of income	(28,172)	(27,972)	171	216

Estimated costs for the next year
Costs of defined benefit	(42,106)	(28,172)	228	171
Estimated costs for the next year	(42,106)	(28,172)	228	171

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

d.              Actuarial assumptions and demographic data

The main actuarial assumptions and demographic data used in the actuarial calculations are presented below:

	Consolidated
	FAF		Plan II
	12.31.19	12.31.18	12.31.19	12.31.18
Actuarial assumptions
Economic hypothesis
Discount rate	7.28%	9.22%	7.02%	9.19%
Inflation rate	3.80%	4.00%	3.80%	4.00%
Wage growth rate	4.47%	4.68%	N/A	N/A

Demographic hypothesis
Schedule of mortality	AT-2000	AT-2000	AT-2000	AT-2000
Schedule of disabled mortality	RRB-1983	RRB-1983	RRB-1983	RRB-1983

Demographic data
Number of active participants	6,796	7,137	-	-
Number of participants in direct proportional benefit	-	30	-	-
Number of assisted beneficiary participants	6,834	6,498	51	51

e.              The composition of the investment portfolios

The composition of the investment portfolios is presented below:

	FAF				Plans II
	12.31.19		12.31.18		12.31.19		12.31.18
Composition of the fund's portfolio
Fixed income	2,542,188	67.4%	2,306,657	72.2%	28,396	96.0%	24,021	86.4%
Variable income	524,279	13.9%	362,511	11.3%	444	1.5%	2,260	8.1%
Real estate	369,636	9.8%	271,165	8.5%	-	-	-	-
Structured investments	313,059	8.3%	233,476	7.3%	740	2.5%	1,472	5.3%
Transactions with participants	22,630	0.6%	20,122	0.7%	-	-	66	0.2%
	3,771,792	100.0%	3,193,931	100.0%	29,580	100.0%	27,819	100.0%

% of nominal return on assets	7.28%		9.36%		7.02%		7.50%

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

f.                Forecast and average term of payments of obligations

The following amounts represent the expected benefit payments for future periods and the average duration of the plan’s obligations:

	FAF	Plans II

2020	155,399	1,378
2021	165,605	1,417
2022	176,477	1,454
2023	187,207	1,490
2024	199,126	1,525
2025 onwards	1,183,961	8,047

Weighted average duration - in years	14.24	10.04

g.              Sensitivity analysis of the defined benefit plan - FAF

The quantitative sensitivity analysis regarding the relevant assumptions of defined benefit plan – FAF on December 31, 2019 is presented below:

	Assumptions utilized	Variation of (+1%)		Variation of (-1%)
Relevant assumptions		Average rate	Actuarial liabilities (1)	Average rate	Actuarial liabilities

Benefit plan - FAF
Discount rate	7.28%	8.28%	2,991,566	6.28%	3,938,373
Wage growth rate	4.47%	5.47%	3,559,945	3.47%	3,317,437

21.2        Employee benefits: description and characteristics of benefits and associated risks

	Parent company		Consolidated
	Liabilities		Liabilities
	12.31.19	12.31.18	12.31.19	12.31.18
Medical assistance	187,274	149,046	187,274	149,046
F.G.T.S. Penalty (1)	247,485	167,588	247,485	167,588
Award for length of service	103,284	55,134	103,284	55,134
Other	56,744	32,597	151,431	96,383
	594,787	404,365	689,474	468,151

Current	87,996	91,010	95,919	94,728
Non-current	506,791	313,355	593,555	373,423

(1)       FGTS – Government Severance Indemnity Fund for Employees

The Company has the policy to offer the following post-employment and other employee benefits plans in addition to the pension plans, which are measured by actuarial calculation and recognized in the financial statement:

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

a.               F.G.T.S. retirement related penalty

As settled by the Regional Labor Court (“TRT”) on April 20, 2007, retirement does not affect the employment contract between the Company and its employees. The benefit paid is equivalent to 40% of penalty on the F.G.T.S. balance. The main related actuarial risks are: (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) salary growth higher than expected.

b.              Medical Plan

The Company offers a medical plan with fixed contribution to the retired employees according to the Law No. 9,656/98.

It is ensured to the retired employee that has contributed to the health plan during the employment relationship for at least 10 years, the right of maintenance as beneficiary, on the same conditions of coverage existing when the employment contract was in force. The main related actuarial risks are (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) medical costs growth higher than expected.

c.               Award for length of service

The Company has the policy to reward active employees that attain at least 10 years of services rendered and subsequently every 5 years, with an additional remuneration. The main related actuarial risks rare (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) salary growth higher than expected.

d.              Retirement compensation

On retirement, employees with more than 10 years of services rendered to the Company are eligible for additional compensation. The main actuarial related risks are (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) salary growth higher than expected.

e.               Life insurance

The Company offers life insurance benefits to the employees who, at the time of their termination, are retired and during the employment contract opted for the insurance, with the period of benefit varying from 2 to 3 years. The main related actuarial risks are (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) salary growth higher than expected.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

f.                Rollforward of actuarial liabilities

The rollforward of actuarial liabilities related to other benefits, which were prepared based on actuarial report reviewed by the Management, are as follows:

	Consolidated
	Medical plan		F.G.T.S. penalty		Award for length of service		Others (1)
	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18
Composition of actuarial liabilities
Present value of actuarial liabilities	187,274	149,046	247,485	167,588	103,284	55,134	151,431	96,383
Net actuarial liabilities	187,274	149,046	247,485	167,588	103,284	55,134	151,431	96,383

Rollforward of present value of actuarial liabilities
Beginning balance of present value of actuarial liabilities	149,046	132,845	167,588	161,342	55,134	49,328	96,384	84,770
Interest on actuarial liabilities	13,503	12,705	11,840	12,239	4,366	4,033	4,260	2,545
Current service costs	-	207	6,471	6,514	2,574	2,096	22,237	751
Past service costs - plan change²	-	-	(61,871)	-	-	-	-	-
Benefits paid directly by the Company	(4,262)	(6,550)	(10,791)	(20,107)	(14,056)	(9,738)	(9,268)	(6,746)
Present value of actuarial liabilities calculated in 2018	-	-	-	-	-	-	-	10,214
Actuarial (gains) losses - experience	(7,235)	5,449	7,897	10,698	11,142	9,578	10,462	4,940
Actuarial (gains) losses - demographic hypothesis	-	-	84,158	(5,945)	34,950	(739)	14,066	(943)
Actuarial losses - economic hypothesis	36,222	4,390	42,193	2,847	9,174	576	13,290	852
Ending balance of liabilities	187,274	149,046	247,485	167,588	103,284	55,134	151,431	96,383

Rollforward of fair value assets
Benefits paid directly by the Company	4,262	6,550	10,791	20,107	14,055	9,738	9,268	6,746
Contributions of the sponsor	(4,262)	(6,550)	(10,791)	(20,107)	(14,055)	(9,738)	(9,268)	(6,746)
Ending balance of fair value of assets	-	-	-	-	-	-	-	-

Rollforward of comprehensive income
Beginning balance	(47,245)	(37,406)	(94,097)	(86,497)	-	-	(20,799)	(15,950)
Actuarial gains (losses)	(28,987)	(9,839)	(134,248)	(7,600)	-	-	(37,818)	(4,849)
Ending balance of comprehensive income	(76,232)	(47,245)	(228,345)	(94,097)	-	-	(58,617)	(20,799)

Costs recognized in statement of income
Interest on actuarial liabilities	(13,503)	(12,705)	(11,840)	(12,239)	(4,366)	(4,033)	(4,260)	(2,545)
Current service costs	-	(207)	(6,471)	(6,514)	(2,574)	(2,096)	(22,236)	(751)
Past service costs - plan change²	-	-	61,871	-	-	-	-	-
Immediate recognition of reduction	-	-	-	-	(55,266)	(9,415)	-	-
Cost recognized in statement of income	(13,503)	(12,912)	43,560	(18,753)	(62,206)	(15,544)	(26,496)	(3,296)

Estimated costs for the next year
Current service costs	-	-	(12,718)	(6,471)	(5,741)	(2,574)	(15,911)	(8,061)
Interest on actuarial liabilities	(13,586)	(13,503)	(13,993)	(11,840)	(6,275)	(4,366)	(8,201)	(4,192)
Estimated costs for the next year	(13,586)	(13,503)	(26,711)	(18,311)	(12,016)	(6,940)	(24,112)	(12,253)
(1)       Considers the sums of the retirement compensation and life insurance benefits.

(2)       Refers to a change in the legislation, related F.G.T.S. penalty by the Law Nº 13,932, of December 11, 2019, was extinguished the social contribution of 10% due by the employer.

g.              Actuarial assumptions and demographic data

The main actuarial assumptions and demographic data used in the actuarial calculations are summarized below:

	Consolidated
	Medical plan		F.G.T.S. penalty		Others (1)
Actuarial assumptions	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18

Economic hypothesis
Discount rate	7.39%	9.26%	6.07%	8.76%	6.07%	8.76%
Inflation rate	3.80%	4.00%	3.80%	4.00%	3.80%	4.00%
Medical inflation	6.91%	7.12%	N/A	N/A	N/A	N/A
Wage growth rate	N/A	N/A	4.02%	5.18%	4.02%	5.18%
F.G.T.S. balance growth	N/A	N/A	3.80%	4.00%	N/A	N/A
Demographic hypothesis
Schedule of mortality	AT-2000	AT-2000	AT-2000	AT-2000
Schedule of disabled	N/A	N/A	RRB-44	RRB-44
Schedule of turnover - BRF's historical	2,019	2,018	2,019	2,018
Demoraphic data
Number of active participants	1,115	1,141	86,849	83,966
Number of assisted beneficiary participants	572	609	-	-

(1)     Includes retirement compensation and life insurance benefits.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

h.              Forecast and average duration of payments of obligations

The following amounts represent the expected benefit payments for future years (10 years), from the obligation of benefits granted and the average duration of the plan obligations:

Payments	Medical plan	F.G.T.S. penalty	Award for length of service	Others	Total

2020	6,867	59,366	11,287	18,558	96,078
2021	7,458	15,211	10,675	10,873	44,217
2022	8,077	14,876	8,500	11,165	42,618
2023	8,766	18,688	10,489	11,267	49,210
2024	9,536	19,018	13,298	11,466	53,318
2025 to 2029	60,542	116,882	61,852	69,207	308,483

Weighted average duration - in years	14.00	7.17	6.89	8.94	8.67

i.                 Sensitivity analysis of post-employment plans

The Company calculated the sensitivity analysis regarding the relevant assumptions of the plans on December 31, 2019, as presented below:

	Assumptions utilized	(+) Variation		(-) Variation
Relevant assumptions		Average (%)	Actuarial liabilities	Average (%)	Actuarial liabilities

Medical plan
Discount rate	7.39%	8.39%	164,033	6.39%	215,928
Medical inflation	6.91%	7.91%	214,935	5.91%	164,386

F.G.T.S. penalty
Discount rate	6.07%	7.07%	231,869	5.07%	265,473
Wage growth rate	4.02%	5.02%	251,275	3.02%	244,042
Turnover	Historical	+3%	200,715	-3%	318,893

22.     PROVISION FOR TAX, CIVIL, LABOR AND OTHER RISKS

The Company and its subsidiaries are involved in certain legal matters arising in the normal course of business, which include civil, tax, social security, labor, commercial and other processes.

Company’s Management believes that, based on the elements existing at the base date of these financial statements, the provision for tax, civil, labor, commercial and other, risks is sufficient to cover eventual losses with administrative and legal proceedings, as set forth below.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

22.1        Contingencies with probable losses

The rollforward of the provisions for tax, labor, civil, commercial and other risks classified as probable loss, and contingent liabilities is presented below:

	Parent company
	Tax		Labor		Civil, commercial and other		Contingent liabilities (Business combination)		Total
	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18
Beginning balance	230,150	272,879	466,713	508,923	279,591	363,138	369,631	370,400	1,346,085	1,515,340
Additions	450,992	29,824	630,368	312,407	45,972	39,315	-	-	1,127,332	381,546
Reversals	(83,098)	(107,034)	(265,592)	(222,304)	(30,861)	(142,893)	(69,070)	(769)	(448,621)	(473,000)
Payments	(457,349)	(4,935)	(413,727)	(299,515)	(20,283)	(25,533)	-	-	(891,359)	(329,983)
Interest	442,621	39,416	182,748	102,910	32,057	30,303	-	-	657,426	172,629
Incorporation of companies	-	-	-	64,292	-	15,261	-	-	-	79,553
Ending balance	583,316	230,150	600,510	466,713	306,476	279,591	300,561	369,631	1,790,863	1,346,085

Current									1,081,103	491,756
Non-current									709,760	854,329

	Consolidated
	Tax		Labor		Civil, commercial and other		Contingent liabilities (Business combination)		Total
	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18
Beginning balance	230,149	303,388	468,513	691,724	281,958	407,451	369,631	370,642	1,350,251	1,773,205
Additions	451,190	42,280	633,623	390,877	48,576	58,100	124	-	1,133,513	491,257
Reversals	(83,098)	(128,945)	(268,043)	(325,790)	(34,774)	(169,025)	(69,070)	(769)	(454,985)	(624,529)
Payments	(457,349)	(4,972)	(413,727)	(324,643)	(20,283)	(25,991)	-	-	(891,359)	(355,606)
Interest	442,622	39,415	182,749	120,476	32,058	32,337	-	-	657,429	192,228
Exchange rate variation	(50)	(8,452)	(41)	(37,894)	(358)	(8,921)	(31)	(100)	(480)	(55,367)
Transfer - held for sale	-	(12,565)	-	(46,237)	-	(11,993)	-	(142)	-	(70,937)
Ending balance	583,464	230,149	603,074	468,513	307,177	281,958	300,654	369,631	1,794,369	1,350,251

Current									1,084,308	495,584
Non-current									710,061	854,667

22.1.1 Tax

The tax contingencies consolidated and classified as probable losses relate to the following main legal proceedings:

ICMS: The Company is involved in a number of disputes related to the ICMS tax, such as: the maintenance of ICMS tax credits on the acquisition of staple foods that compose the basic food basket (cesta básica) with a reduced tax burden; maintenance of credits on the acquisition of goods for consumption, fixed assets, communication services, energy and presumed credit; alleged underpayment of tax rate differential; tax substitution; compensation with government debts; isolated fines and others, in the amount of R$418,963 (R$100,731 as of December 31, 2018).

In the second quarter of 2019, the judgment of the embargoes of the General Repercussion in the Federal Supreme Court (“STF”) that discusses the ICMS credit on staple foods that compose the basic food basket (cesta básica) was finalized. In face of an unfavorable decision of STF, the Company recognized a liability of R$749,177. A part of these debts has been paid-off and the outstanding balance is R$333,698.

PIS and COFINS: The Company discusses administratively and judicially the use of certain tax credits arising from the acquisition of raw materials to offset federal taxes, in the amount of R$139,711 (R$125,123 as of December 31, 2018).

Other tax contingencies: The Company recognizes other provisions for tax claims related to the payment of social security contributions, occupational accident insurance, INCRA, FUNRURAL, education salary, contributions due to joint liability for services provided by third parties, debts included in the government regularization program (REFIS) with the deposits awaiting conversion, in addition to debts arising from differences in supplementary fiscal obligations, import taxes, industrialized products taxes, and others.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

22.1.2        Labor

The Company is defendant in several labor claims either filed by individuals or by the Public Prosecutors Office, mainly related to overtime, thermal rest, unhealthy environment, occupational accidents, among others. None of these labor claims is individually significant. The Company recorded a provision based on past history of payments and on prognosis of loss.

22.1.3        Civil, commercial and others

Civil, commercial and other contingencies are mainly related to litigations containing allegations of contractual breaches and noncompliance of legal obligations of several natures as intellectual property, regulatory issues, environmental, traffic accidents, consumer relations, among others. The claims are mostly for compensation of losses and damages and application of penalties.

Investigation by the Turkish Competition Board

The Turkish Competition Board (“TCB”) has performed an investigation and concluded that certain industries of chicken meat production, including the indirect subsidiary Banvit, violated the competition laws by controlling domestic price levels and volumes in the domestic market and controlling the supply in the Aegean region during the period before Banvit’s acquisition by BRF.

On September 17, 2019, TCB announced the final decision on this investigation, and imposed an administrative fine equivalent to R$22,507 (TRY 30,518). Banvit anticipated the payment of the fine to benefit from a 25% discount, under the terms of the Turkish law.

The Company has the right of reimbursement of the fine paid and costs associated through an insurance policy and through contractual provisions for losses related to the period prior to the acquisition of Banvit by BRF, as per the purchase agreement signed with the owners.

22.2        Contingencies with possible losses

The Company is involved in contingencies for which losses have been assessed as possible by Management with support from legal advisors. On December 31, 2019, the total amount of contingencies classified as possible was R$13,299,190 (R$13,965,789 as of December 31, 2018), of which R$300,561 (R$369,631 as of December 31, 2018) were recorded at fair value as a result of the business combination with Sadia.

22.2.1   Tax

Tax contingencies with possible risk of losses amounted to R$11,811,690 (R$12,336,852 as of December 31, 2018).

The most relevant cases are set forth below:

Profits earned abroad: The Company was assessed by the Brazilian Federal Revenue for alleged underpayment of income tax and social contribution on profits earned by its subsidiaries located abroad, in a total amount of R$534,819 (R$524,521 as of December 31, 2018). The Company’s legal defense is based on the facts that the subsidiaries located abroad are subject exclusively to the full taxation in the countries in which they are based as a result of the treaties signed to avoid double taxation.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

Income Tax and Social Contribution (IRPJ and CSLL): The Company discusses administratively and judicially several proceedings related to refunds and compensation of negative income tax and social contribution balances These proceedings include credits arising from the Plano Verão, legal disputes requiring IRPJ and CSLL payment, compensation of tax loss carryforwards above the limit of 30% due to incorporation of entities. The contingencies related to these taxes totaled R$1,238,564 (R$1,311,087 as of December 31, 2018).

ICMS: The Company disputes the following associated to this tax: (i) non-acceptance of ICMS credits from fiscal benefits in interstate sales, when the benefit was unilaterally granted without the approval of the National Finance Policy Council (“CONFAZ”), the so-called “guerra fiscal”, in a total amount of R$1,457,867 (R$1,724,760 as of December 31, 2018); (ii) lack  of evidence of exports in the amount of R$261,880 (R$396,209 as of December 31, 2018);(iii) infraction notices from State of Rio de Janeiro, received on October 01, 2019 and February 11, 2020, referring to the period of 2014 and 2018, related to the supposed non-compliance of Agreement Terms (“TARE”), regarding tax benefit in Rio de Janeiro, in the amount of R$536,799 and (iv) R$2,291,608 (R$2,061,830 on December 31, 2018) related to other claims.

IPI: The Company disputes administratively and judicially the denial of compensation of IPI credits resulting from purchases of duty-free goods, sales to Manaus Free Zone and purchases of supplies with PIS and COFINS from non-taxpayers. Such discussed cases totaled the amount of R$291,723 (R$445,147 as of December 31, 2018).

PIS and COFINS: The Company disputes administratively and judicially cases as the non-acceptance of PIS and COFINS credits arising from the non-cumulative system due to divergence on the concept of input and of the use in the productive process, the requirement of taxation revenues related to presumed ICMS credits, disputes on the fiscal classification of seasoned meats, Decrees-Law 2.445/88 and 2.449/88 (“semestralidade”) and others, in the amount of R$4,915,293 (R$4,363,107 as of December 31, 2018).

Social Security Taxes: The Company disputes cases related to the charges of social security on payroll, management and employees profit sharing, as well as joint responsibility in civil construction service and others in a total amount of R$274,278 (R$244,537 as of December 31, 2018).

Other Relevant Contingencies: The Company disputes cases related to the requirement of 50% fine on the compensations of PIS/COFINS and IRPJ not approved awaiting final decision of the processes, calculation basis of social contribution, tax on services and others of several natures, fees, property tax, import tax and IOF, totaling R$493,104 (R$449,282 as of December 31, 2018).

22.2.2        Labor

On December 31, 2019 the labor contingencies assessed as possible loss totaled R$84,039 (R$125,505 as of December 31, 2018).

22.2.3        Civil, commercial and others

Civil, commercial and other contingencies for which losses were assessed as possible totaled R$1,403,461 (R$1,503,432 as of December 31, 2018) and are mainly related to litigations containing allegations of contractual breaches and noncompliance of legal obligations of several natures as intellectual property, regulatory issues, environmental, traffic accidents, consumer relations, among others. The claims are mostly for compensation of losses and damages and application of penalties.

22.2.4        Others

The Company has been subject to investigations conducted by public authorities denominated “Carne Fraca Operation” in 2017 and “Trapaça Operation” in 2018, as well as a shareholder’s class action also in 2018. The development of these processes and the already incurred effects are described in the notes 1.2 and 1.3.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

23.     SHAREHOLDERS’ EQUITY

23.1        Capital stock

On December 31, 2019, the subscribed and paid capital of the Company was R$12,553,418, which is composed of 812,473,246 common book-entry shares with no par value. The value of the capital stock is net of the public offering expenses of R$92,947, made on July 22, 2009.

The Company is authorized to increase the capital stock, irrespective of amendment to the bylaws, up to the limit of 1,000,000,000 common book-entry shares with no par value.

23.1.1        Breakdown of capital stock by nature

	Parent company and Consolidated
	12.31.19	12.31.18
Common shares	812,473,246	812,473,246
Treasury shares	(713,446)	(1,057,224)
Outstanding shares	811,759,800	811,416,022

23.1.2        Breakdown of the capital by owner

The shareholding position of shareholders holding more than 5% of the voting capital, management and members of the Board of Directors is presented below:

	12.31.19		12.31.18
Shareholders	Quantity	%	Quantity	%
Major shareholders
Fundação Petrobras de Seguridade Social - Petros (1)	92,716,266	11.41	93,226,766	11.47
Caixa de Previd. dos Func. do Banco do Brasil (1)	76,974,752	9.47	86,506,952	10.65
Management
Board of Directors	6,474,420	0.80	6,376,083	0.78
Executives	236,338	0.03	31,662	0.00
Treasury shares	713,446	0.09	1,057,224	0.13
Other	635,358,024	78.20	625,274,559	76.97
	812,473,246	100.00	812,473,246	100.00

(1)        The pension funds are controlled by employees that participate in the respective entities.

The Company is bound to arbitration in the Market Arbitration Chamber, as established by the arbitration clause in its bylaws.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

23.1.3        Rollforward of outstanding shares

	Parent company
	Quantity of outstanding of shares
	12.31.19	12.31.18
Shares at the beginning of the year	811,416,022	811,139,545
Transfer of restricted shares	343,778	276,477
Shares at the end of the year	811,759,800	811,416,022

23.2    Capital reserve

	Parent company and Consolidated
	12.31.19	12.31.18
Result on sale and exchange of shares	125,532	125,532
Shares based payment	223,011	229,872
Acquisition of non-controlling interest	(155,478)	(239,830)
Capital transactions with subsidiaries	(220)	(220)
	192,845	115,354

23.3    Absorption of accumulated losses

The earnings for the year of R$297.612 were fully used to offset accumulated losses.

23.4    Treasury shares

The Company has 713,446 shares in treasury, with an average cost of R$53.60 (fifty-three Brazilian Reais and sixty cents) per share, and market value corresponding to R$25,113.

During the year of 2019, the Company used 343.778 treasury shares for fulfilling the obligations related to share-based payments as disclosed (note 23.3).

24.         EARNINGS (LOSS) PER SHARE

The basic earnings (losses) per share are calculated by dividing the earnings (losses) attributable to the owners of ordinary shares, by the weighted average quantity of available ordinary shares during the year.

The diluted earnings (losses) per share are calculated by dividing the earnings (losses) attributable to the owners of ordinary shares by the weighted average quantity of available ordinary shares during the year summed to the weighted average quantity of ordinary shares that would be available on the conversion of all potential dilutive ordinary shares (stock options and restricted shares). Since the share price on December 31, 2019 is lower than the strike price, the options do not have a dilutive effect.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

Continued operations	12.31.19	12.31.18
Basic numerator
Net earnings (loss) for the exercise attributable to controlling shareholders	1,202,240	(2,114,968)

Basic denominator
Common shares	812,473,246	812,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	811,539,167	811,294,251
Net earnings (loss) per share basic - R$	1.48	(2.61)

Diluted numerator
Net earnings (loss) for the exercise attributable to controlling shareholders	1,202,240	(2,114,968)

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	811,539,167	811,294,251
Number of potential shares (restricted shares)	2,327,952	-
Weighted average number of outstanding shares - diluted	813,867,119	811,294,251
Net earnings (loss) per share diluted - R$	1.48	(2.61)

Discontinued operations	12.31.19	12.31.18
Basic numerator
Net (loss) for the exercise attributable to controlling shareholders	(904,628)	(2,333,093)

Basic denominator
Common shares	812,473,246	812,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	811,539,167	811,294,251
Net (loss) per share basic - R$	(1.11)	(2.88)

Diluted numerator
Net (loss) for the exercise attributable to controlling shareholders	(904,628)	(2,333,093)

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	811,539,167	811,294,251
Weighted average number of outstanding shares - diluted	811,539,167	811,294,251
Net (loss) per share diluted - R$	(1.11)	(2.88)

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

Continued and discontinued operations	12.31.19	12.31.18
Basic numerator
Net earnings (loss) for the exercise attributable to controlling shareholders	297,612	(4,448,061)

Basic denominator
Common shares	812,473,246	812,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	811,539,167	811,294,251
Net earnings (loss) per share basic - R$	0.37	(5.48)

Diluted numerator
Net earnings (loss) for the exercise attributable to controlling shareholders	297,612	(4,448,061)

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	811,539,167	811,294,251
Number of potential shares (restricted shares)	2,327,952	-
Weighted average number of outstanding shares - diluted	813,867,119	811,294,251
Net earnings (loss) per share diluted - R$	0.37	(5.48)

25.         FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

25.1    Overview

In the ordinary course of business, the Company is exposed to credit, liquidity and market risks, which are actively managed in compliance with the Financial Risk Management Policy (“Risk Policy”) and internal guidelines and strategic documents subject to such policy. The Risk Policy was approved by the Board of Directors on December 19, 2019, is valid for one year and is available at the Company’s website.

The Company’s risk management strategy, guided by the Risk Policy, has as main objectives:

»   To protect operating and financial results of Company, as well its shareholders’ equity from adverse changes in the prices market, specially commodities, foreign exchange and interests;

»   To protect the Company against the counterparty risks in existing financial operations, as well as establish guidelines for liquidity support necessary to the Company fulfil its financial undertakings;

»   To protect the cash of Company against prices volatilities, adverse conditions in the markets in which the Company acts and adverse conditions in its production chain.

The Risk Policy defines the governance of the bodies responsible for the execution, tracking and approval of the risk management strategies, as well as the limits and instruments can be used.

25.2    Credit risk management

The Company is exposed to the credit risk related to the financial assets held: trade and non-trade accounts receivable, marketable securities, derivative instruments and cash and equivalents.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

 i.                Credit risk in accounts receivable

The credit risk associated with trade accounts receivable is actively managed through specific systems and is supported by internal policies for credit analysis. The significant level of diversification and geographical dispersion of the customer portfolio significantly reduces the risk. However, the Company chooses to complement the risk management by contracting insurance policies for specific markets. The impairment of these financial assets is carried out based on expected credit losses.

ii.                Counterparty credit risk

The credit risk associated with marketable securities, cash and cash equivalents and derivative instruments in general is directed to counterparties with Investment Grade ratings. The maintenance of assets with counterparty risk is constantly assessed according to credit ratings and the Company’s portfolio concentration, aligned with the applicable impairment requisites.

On December 31, 2019, the Company held financial investments over R$100,000 at the following financial institutions: Banco Bradesco, Banco BIC, Banco BNP Paribas, Banco do Brasil, Banco Itaú, Banco Santander, Citibank, HSBC and J.P. Morgan Chase Bank.

The Company also held derivative contracts with the following financial institutions: Banco Bradesco, Banco Itaú, Banco Santander, Banco Votorantim, Bank of America Merrill Lynch, Citibank, Deutsche Bank, ING Bank, Morgan Stanley and Rabobank.

25.3    Capital management and liquidity risk

The Company is exposed to liquidity risk as far as it needs cash or other financial assets to settle its obligations in the respective terms. The Company’s cash and liquidity strategy takes into consideration historical volatility scenarios of results as well as simulations of sectorial and systemic crisis. It is grounded on allowing resilience in scenarios of capital restriction.

The ideal capital structure definition at BRF is essentially associated to: (i) strong cash position as a tolerance factor to liquidity shocks, which includes minimum cash analysis; (ii) net indebtedness; (iii) maximization of the capital opportunity cost.

As guideline, the gross debt must be concentrated in the long term. On December 31, 2019, the long term consolidated gross debt represented 82.5% (78.7% as of December 31, 2018) of the total gross indebtedness, which has an average term higher than four years.

The Company monitors the gross debt and net debt as set forth below:

	Consolidated
	12.31.19			12.31.18
	Current	Non-current	Total	Total
Foreign currency debt	(296,850)	(10,709,674)	(11,006,524)	(11,538,304)
Local currency debt	(2,835,179)	(4,778,576)	(7,613,755)	(10,627,140)
Derivative financial liabilities	(153,612)	-	(153,612)	(235,035)
Gross debt	(3,285,641)	(15,488,250)	(18,773,891)	(22,400,479)

Marketable securities and cash and cash equivalents	4,655,967	307,352	4,963,319	5,667,222
Derivative financial assets	195,324	49,991	245,315	182,339
Restricted cash	296,294	-	296,294	861,621
Net debt	1,861,944	(15,130,907)	(13,268,963)	(15,689,297)

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

The table below summarizes the significant commitments and contractual obligations that may impact the Company’s liquidity:

	Parent company
	12.31.19
	Book value	Contractual cash flow	2020	2021	2022	2023	2024	2025 onwards
Non derivative financial liabilities
Loans and financing	8,021,029	9,540,093	3,184,547	2,103,580	518,647	1,365,454	391,036	1,976,829
Bonds	8,407,975	10,763,859	343,167	367,729	2,266,811	1,668,415	2,284,163	3,833,574
Trade accounts payable	5,283,109	5,332,362	5,320,016	6,897	2,854	2,595	-	-
Supply chain finance	842,037	853,995	853,995	-	-	-	-	-
Lease payables	2,252,028	2,966,227	497,860	462,882	420,363	368,838	339,864	876,420

Derivative financial liabilities
Financial instruments designated as cash flow hedge
Currency derivatives (NDF)	8,507	8,262	8,262	-	-	-	-	-
Commodities derivatives - Soybean (NDF)	3,056	3,056	3,056	-	-	-	-	-
Commodities derivatives - Corn (NDF)	42,920	42,920	42,917	3	-	-	-	-
Commodities derivatives - Soybean meal (NDF)	1,275	1,275	1,275	-	-	-	-	-
Commodities derivatives - Soybean oil (options)	6	(216)	(216)	-	-	-	-	-
Currency derivatives (options)	64,910	(131,009)	(131,009)	-	-	-	-	-
Commodities derivatives - Corn (NDF)	53	(73)	(73)	-	-	-	-	-
Commodities derivatives - Soybean meal (Options)	999	(1,132)	(1,132)	-	-	-	-	-
Commodities derivatives (Future)	520	520	520	-	-	-	-	-
Financial instruments not designated as cash flow hedge
Currency derivatives (NDF)	23,034	26,461	26,461	-	-	-	-	-
Currency derivatives (Future)	4,854	4,854	4,854	-	-	-	-	-
Currency derivatives (options)	1,591	(1,652)	(1,652)	-	-	-	-	-

	Consolidated
	12.31.19
	Book value	Contractual cash flow	2020	2021	2022	2023	2024	2025 onwards
Non derivative financial liabilities
Loans and financing	8,212,795	9,766,282	3,284,296	2,230,020	518,647	1,365,454	391,036	1,976,829
Bonds	10,407,484	13,392,884	430,835	455,397	2,354,479	1,756,083	2,371,831	6,024,259
Trade accounts payable	5,796,766	5,846,035	5,833,689	6,897	2,854	2,595	-	-
Supply chain finance	842,037	853,995	853,995	-	-	-	-	-
Lease payables	2,430,656	3,192,956	562,890	498,763	449,538	396,849	344,987	939,929

Derivative financial liabilities
Financial instruments designated as cash flow hedge
Currency derivatives (NDF)	8,507	8,262	8,262	-	-	-	-	-
Commodities derivatives - Corn (NDF)	42,920	42,920	42,917	3	-	-	-	-
Commodities derivatives - Soybean meal (NDF)	1,275	1,275	1,275	-	-	-	-	-
Commodities derivatives - Soybean oil (Options)	6	(216)	(216)	-	-	-	-	-
Commodities derivatives - Soybean (NDF)	3,056	3,056	3,056	-	-	-	-	-
Currency derivatives (options)	64,910	(131,009)	(131,009)	-	-	-	-	-
Commodities derivatives - Corn (Options)	53	(73)	(73)	-	-	-	-	-
Commodities derivatives - Soybean meal (Options)	999	(1,132)	(1,132)	-	-	-	-	-
Commodities derivatives (Future)	520	520	520	-	-	-	-	-
Financial instruments not designated as cash flow hedge
Currency derivatives (NDF)	23,803	28,252	28,252	-	-	-	-	-
Currency derivatives (Future)	4,854	4,854	4,854	-	-	-	-	-
Commodities derivatives (Options)	2,712	(1,879)	(1,879)	-	-	-	-	-

For the year ended December 31, 2019, the Company does not expect that the cash outflows to fulfill the obligations shown above will be significantly anticipated or substantially modified outside the normal course of business.

25.4    Market risk management

a.               Interest rate risk

The interest rate risk may cause economic losses to the Company resulting from volatility in interest rates that affect its assets and liabilities.

The Company’s Risk Policy does not restrict exposure to different interest rates, neither establishes limits for fixed or floating rates. However, the Company continually monitors the market interest rates in order to evaluate any need to enter into hedging transactions to protect from the fluctuation of such rates and manage the mismatch between its financial investments and debts.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

The indebtedness is essentially linked to the fixed coupon (R$, USD and EUR), Interbank Deposit Certificate (“CDI”), Broad Consumer Price Index (“IPCA”) and London Interbank Offered Rate (“LIBOR”). In situations of adverse market changes that result in an increase in these rates, the cost of floating-rate debt rises and on the other hand, the cost of fixed-rate debt decreases in relative terms.

Regarding the marketable securities, the Company holds, mainly, instruments indexed by the CDI for investments in Brazil and fixed coupon in USD for investments in the foreign market.

The Company’s exposure to interest rates can be assessed in notes 5 and 16.

b.              Foreign exchange risk

Foreign exchange risk is the one that may cause unexpected losses to the Company resulting from volatility of the FX rates, reducing its assets and revenues or increasing its liabilities and costs. The Company’s exposure is managed in three dimensions: statement of financial position exposure, operating income exposure and investments exposure.

i.                    Statement of financial position exposure

The Risk Policy regarding statement of financial position exposure has the objective to balance assets and liabilities denominated in foreign currencies, hedging the Company’s statement of financial position by using natural hedges, over-the-counter derivatives and exchange traded futures.

Assets and liabilities denominated in foreign currency for which the exchange variations are recognized in the statement of income are as follows, summarized in Brazilian Reais:

	Consolidated
	12.31.19	12.31.18

Cash and cash equivalents	329,630	127,266
Trade accounts receivable	32,353	65,820
Trade accounts payable	(2,057,053)	(861,341)
Loans and financing	(7,862,992)	(7,347,953)
Derivative financial instruments (hedge)	1,734,517	5,209,168
Investments, net	7,424,196	2,571,870
Other assets and liabilities, net	146	376

Exposure in result	(399,203)	(234,794)

The investments, net line item is comprised of natural hedges derived from assets and liabilities of foreign subsidiaries with Brazilian Reais as functional currency.

The net P&L exposure is mainly composed of the following currencies:

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

Net P&L Exposure	12.31.19	12.31.18

Argentinian Peso (ARS)	(13,236)	186,538
Euros (EUR)	23,624	(389,412)
Pound Sterling (GBP)	6,949	(71,314)
Yen (JPY)	(17,285)	4,041
Rubles (RUB)	2,780	91,720
Turkish Liras (TRY)	(418,576)	(348,639)
U.S. Dollars (USD)	16,541	292,272
Total	(399,203)	(234,794)

The derivative financial instruments hired to hedge the foreign currency statement of financial position exposure on December 31, 2019 are not designated as hedge accounting and are set forth below:

12.31.19
Derivative instruments not designated	Asset	Liability	Maturity	Notional		Average Rate	Fair value (R$)
Parent company
Non-deliverable forward	EUR	BRL	1st Qtr. 2020	EUR	225,000	4.5653	(5,069)
Non-deliverable forward	USD	BRL	1st Qtr. 2020	USD	385,000	4.0791	(17,965)
Collar	BRL	USD	4th Qtr. 2020	USD	15,000	4.1495	393
Futures - B3	USD	BRL	1st Qtr. 2020	USD	194,500	4.0224	(4,854)
Currency swap	100.00% CDI+1,43%	USD+4.24% p.a.	3rd Qtr. 2028	BRL	1,601,096	-	49,827
							22,332

Subsidiaries
Non-deliverable forward	EUR	JPY	1st Qtr. 2020	EUR	20,487	122.0298	9
Non-deliverable forward	EUR	USD	1st Qtr. 2020	EUR	35,000	1.1209	758
Non-deliverable forward	EUR	RUB	1st Qtr. 2020	EUR	21,092	71.1157	(769)
Collar	TRY	USD	1st Qtr. 2020	USD	50,000	6.1805	(304)

Total Consolidated							22,026

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

ii.                    Operating income exposure

The Risk Policy regarding operating income exposure has the objective to hedge revenues and costs denominated in foreign currencies. The Company is supported by internal models to measure and monitor these risks, and uses financial instruments for hedging, designating the relations as cash flow hedges.

The derivative and non-derivative financial instruments designated as cash flow hedges for FX operating exposure on December 31, 2019 are set forth below:

12.31.19
Cash flow hedge - Derivative instruments	Hedged object	Asset	Liability	Maturity	Notional		Average Rate	Fair value
Parent company and consolidated
Non-deliverable forward	USD Exports	BRL	USD	1st Qtr. 2020	USD	218,000	4.1141	19,009
Non-deliverable forward	USD Exports	BRL	USD	2nd Qtr. 2020	USD	27,000	4.1032	1,631
Non-deliverable forward	USD Exports	BRL	USD	3rd Qtr. 2020	USD	22,000	4.1485	1,893
Non-deliverable forward	USD Exports	BRL	USD	4th Qtr. 2020	USD	9,000	4.1090	308
Collar	USD Exports	BRL	USD	1st Qtr. 2020	USD	343,000	4.0711	9,114
Collar	USD Exports	BRL	USD	2nd Qtr. 2020	USD	326,000	4.0775	8,987
Collar	USD Exports	BRL	USD	3rd Qtr. 2020	USD	242,000	4.1973	22,299
Collar	USD Exports	BRL	USD	4th Qtr. 2020	USD	154,000	4.2046	12,923

								76,164

12.31.19
Cash flow hedge - Non-derivative instruments	Hedged object	Asset	Liability	Maturity	Notional		Average Rate	Fair value (1)
Parent company and consolidated
Bond BRF SA BRFSBZ5	USD Exports	-	USD	2nd Qtr. 2022	USD	109,312	2.0213	(278,077)
Bond BRF SA BRFSBZ3	USD Exports	-	USD	2nd Qtr. 2023	USD	150,000	2.0387	(298,800)

								(576,877)

(1)    Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.

 iii.                Investments exposure

The Company owns investments abroad in functional currencies different than the Brazilian Real, which generates currency exposure that affects directly the Company’s Shareholders’ Equity, in Other Comprehensive Income.

On August 1st, 2019 the Company started to use the net investment hedge accounting strategy to reduce this exposure. The non-derivative financial instruments designated as instruments for net investment hedge on December 31, 2019 are set forth below:

12.31.19
Net investment hedge - Non-derivative instruments	Protection (Investment)	Asset	Liability	Maturity	Notional		Rate	Fair value (1)
Parent company and consolidated
Bond - BRF SA BRFSBZ4	Federal Foods LLC	-	USD	3rd Qtr. 2026	USD	77,018	3.7649	(20,467)
Bond - BRF SA BRFSBZ4	BRF Al Yasra Food	-	USD	3rd Qtr. 2026	USD	107,918	3.7649	(29,126)
Bond - BRF SA BRFSBZ4	Al Khan Foodstuff LLC	-	USD	3rd Qtr. 2026	USD	65,064	3.7649	(17,225)

								(66,818)

(1) Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

c.               Commodities price risk

In the ordinary course of business, the Company purchases commodities, mainly corn, soybean, soybean meal and soybean oil, individual components of the production costs.

Corn and soy prices are subject to volatility resulting from weather conditions, harvest productivity, transport and warehouse costs, government agricultural policies, FX rates and international market prices, among other factors.

The Risk Policy establishes coverage limits to the flow of purchases of corn and soy with the purpose of reducing the impact due to a price increase of these raw materials. The hedge may be reached using derivatives or by inventory management.

The financial instruments designated as cash flow hedges and fair value hedges for the commodities price exposure on December 31, 2019 are set forth below:

12.31.19
Cash flow hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Average rate (USD/Ton)	Fair value
Parent company and consolidated
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	1st Qtr. 2020	27,950	ton	121.64	(532)
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	2nd Qtr. 2020	87,915	ton	121.67	400
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	3rd Qtr. 2020	54,985	ton	123.25	64
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	2nd Qtr. 2020	29,937	ton	125.42	(339)
Non-deliverable forward - buy	Corn purchase - floating price	Corn - CBOT	1st Qtr. 2020	249,821	ton	178.06	(25,584)
Non-deliverable forward - buy	Corn purchase - floating price	Corn - CBOT	2nd Qtr. 2020	119,893	ton	183.32	(13,290)
Collar - buy	Corn purchase - floating price	Corn - CBOT	2nd Qtr. 2020	20,067	ton	147.63	395
Call - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	1st Qtr. 2020	4,001	ton	683.76	1,335
Call - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	2nd Qtr. 2020	4,001	ton	690.65	1,354
Call - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	3rd Qtr. 2020	2,001	ton	698.37	663
Call - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	4th Qtr. 2020	1,000	ton	701.29	334
Collar - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	2nd Qtr. 2020	3,990	ton	651.07	1,489

							(33,711)

12.31.19
Fair value hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Average rate (USD/Ton)	Fair value
Parent company and consolidated
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	1st Qtr. 2020	2,000	ton	345.91	(42)
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	2nd Qtr. 2020	1,994	ton	337.03	(184)
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	3rd Qtr. 2020	18,486	ton	335.97	(1,770)
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	4th Qtr. 2020	12,492	ton	338.57	(1,060)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	2nd Qtr. 2020	624,044	ton	161.03	8,915
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	3rd Qtr. 2020	273,456	ton	157.78	(98)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	4th Qtr. 2020	205,762	ton	159.03	474
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	1st Qtr. 2021	6,515	ton	161.78	(3)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	1st Qtr. 2020	244,944	ton	153.54	4,361
Corn future - sell	Corn purchase - fixed price	Corn - B3	1st Qtr. 2020	23,193	ton	758.22	(224)
Corn future - sell	Corn purchase - fixed price	Corn - B3	2nd Qtr. 2020	24,543	ton	735.57	(225)
Corn future - sell	Corn purchase - fixed price	Corn - B3	3rd Qtr. 2020	15,822	ton	658.66	(71)

							10,073

12.31.19
Fair value hedge - Derivative instruments	Protection object	Assets	Liabilities		Maturity	Notional		Average rate	Fair value
Parent company and consolidated
Non-deliverable forward	Cost in USD	BRL	USD	USD	1st Qtr. 2020	USD	38,300	4.0255	(25)
Non-deliverable forward	Cost in USD	BRL	USD	USD	2nd Qtr. 2020	USD	101,140	4.1265	7,885
Non-deliverable forward	Cost in USD	BRL	USD	USD	3rd Qtr. 2020	USD	49,362	4.1820	5,652
Non-deliverable forward	Cost in USD	BRL	USD	USD	4th Qtr. 2020	USD	36,951	4.1840	3,473
Non-deliverable forward	Cost in USD	BRL	USD	USD	1st Qtr. 2021	USD	1,054	4.2682	163

									17,148

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

d.              Stock price risk

On August 16, 2017, the Company sold shares held in treasury and entered into a Total Return Swap instrument in equivalent amount, settled on February 05, 2019. By this instrument, the Company had the right to receive or pay the variation on the stock price (BRFS3) in exchange for the payment of interest indexed to CDI. On December 31, 2019, the only stock price risks existing in the Company are related to the investments in shares of Cofco (note 5).

25.5    Hedge accounting

25.5.1     Designated relations

The Company applies hedge accounting rules for derivative and non-derivative financial instruments that qualify as cash flow hedge, fair value hedge and net investment hedge in accordance with the Risk Policy determinations. The hedge index, which represents the proportion of the object hedged by the instrument, is determined for each relation according to the dynamic of the risks of the object and of the instrument.

The hedge accounting relationships formally designated on December 31, 2019 as well its effects are demonstrated below:

 i.                Cash flow hedge accounting – exports in foreign currencies

The future exports in foreign currencies are highly probable and qualify as hedged object since the Company expects to keep its sales in foreign currencies for future periods, based on sales already committed and historical exports.

The derivative and non-derivative financial instruments used for hedging (note 25.4.b.ii) have a direct economic relation with the objects risk, since both transactions are in the same currency. The main source of ineffectiveness in this relationship is the possible mismatch between maturity of the instruments and the dates of the sales. However, this mismatch is limited within the month of designation and it is not expected to compromise the hedge relationship.

ii.                Cash flow hedge – commodities

The future commodities purchases are highly probable and qualify as hedge object as far as these inputs are essential for the productive process of the Company. The exposure consists of purchases already committed and of historical purchase volumes.

The derivative instruments used as hedge (note 25.4.c) have a strong economic relation with the objects risk, since the purchase prices negotiated with the suppliers are indexed to the same prices used as coverage. The main source of ineffectiveness is the seasonality, which in atypical situations may delay or anticipate the orders. It is not expected that this ineffectiveness may compromise the hedge relation.

 iii.            Fair value hedge – commodities

The Company has agreements with suppliers for future purchases at fixed prices. These agreements are firm commitments, which the company designates as fair value hedge objects.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

The derivative instruments used as hedge (note 25.4.c) have a strong economic relation with the objects risk, since the purchase prices negotiated with the suppliers are indexed to the same prices used as coverage. There are no relevant sources of ineffectiveness that may compromise the hedge relation.

25.5.2     Gains and losses with hedge accounting instruments

The rollforward of fair value designated as hedge accounting is set forth below:

Parent company
12.31.19
	Cash flow hedge			Fair value hedge	Net investment hedge
	Foreign exchange		Commodities	Commodities	Foreign exchange
	Derivatives	Non-derivatives	Derivatives	Derivatives	Non-derivatives	Total

Fair value on 12.31.18 - Restated	28,723	(662,732)	(9,144)	17,920	-	(625,233)

Settlement	31,069	123,962	37,422	(865)	-	191,588
Inventories	-	-	3,247	(6,510)	-	(3,263)
Other comprehensive income	46,106	23,328	(18,324)	-	(66,818)	(15,708)
Operating result - income	(18,215)	-	-	-	-	(18,215)
Operating result - cost	-	-	(46,912)	16,676	-	(30,236)
Financial result	(11,519)	(61,435)	-	-	-	(72,954)

Fair value on 12.31.19	76,164	(576,877)	(33,711)	27,221	(66,818)	(574,021)

Consolidated
12.31.19
	Cash flow hedge				Fair value hedge	Net investment hedge
	Interest	Foreign exchange		Commodities	Commodities	Foreign exchange
	Derivatives	Derivatives	Non-derivatives	Derivatives	Derivatives	Non-derivatives	Total

Fair value on 12.31.18 - Restated	(82)	21,483	(662,732)	(9,144)	17,920	-	(632,555)

Settlement	34	35,758	123,962	37,930	(865)	-	196,819
Inventories	-	-	-	2,839	(6,510)	-	(3,671)
Other comprehensive income	3	53,349	23,328	(18,324)	-	(66,818)	(8,462)
Operating result - income	-	(18,215)	-	-	-	-	(18,215)
Operating result - cost	-	-	-	(47,012)	16,676	-	(30,336)
Financial result	45	(16,211)	(61,435)	-	-	-	(77,601)

Fair value on 12.31.19	-	76,164	(576,877)	(33,711)	27,221	(66,818)	(574,021)

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

25.6    Derivative Financial Instruments

Summarized financial position of derivative financial instruments:

	Parent company		Consolidated
	12.31.19	12.31.18	12.31.19	12.31.18

Asset
Designated as hedge accounting
Currency derivatives	166,729	118,182	166,729	118,191
Commodities derivatives	25,191	22,761	25,191	22,761
Not designated as hedge accounting
Currency derivatives	51,811	36,401	53,395	41,387
	243,731	177,344	245,315	182,339

Current assets	193,740	177,344	195,324	182,339
Non-current assets	49,991	-	49,991	-

Liabilities
Designated as hedge accounting
Currency derivatives	(73,417)	(89,459)	(73,417)	(96,789)
Commodities derivatives	(48,829)	(13,985)	(48,829)	(13,985)
Not designated as hedge accounting
Currency derivatives	(29,479)	(21,733)	(31,369)	(25,107)
Stock price derivatives	-	(99,154)	-	(99,154)
	(151,725)	(224,331)	(153,615)	(235,035)

Current liabilities	(151,722)	(224,331)	(153,612)	(235,035)
Non-current liabilities	(3)	-	(3)	-

25.7    Sensitivity analysis

The Management understands that the most relevant risks that may affect the Company’s results are the volatility of commodities prices and foreign exchange rates. Currently the fluctuation of the interest rates does not affect significantly the Company’s results since Management has chosen to keep at fixed rates a considerable portion of its debts.

The scenarios below present the possible impacts of the financial instruments considering situations of increase and decrease in the selected risk factors. The amounts of exports used correspond to the notional amount of the financial instruments designated for hedge accounting.

The information used in the preparation of the analysis is based on the position as of December 31, 2019, which has been described in the items above. The future results may diverge significantly of the estimated values if the reality presents different than the considered premises. Positive values indicate gains and negative values indicate losses.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

Parity - R$ x EUR		4.5305	4.0775	3.3979	5.6631	6.7958
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Not designated as hedge accouting
NDF - Purchase EUR x USD	Appreciation of EUR	442	(15,415)	(39,200)	40,083	79,725
NDF - Purchase EUR x RUB	Appreciation of EUR	(1,764)	(11,323)	(25,660)	22,132	46,028
NDF - Purchase	Appreciation of R$	(7,825)	(109,762)	(262,666)	247,015	501,856
Net effect		(9,147)	(136,500)	(327,526)	309,230	627,609

Price parity CBOT - Corn - USD/Ton		156.76	141.08	117.57	195.95	235.14
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
Non-deliverable forward - Corn sale	Increase in the price of corn	13,878	83,998	189,178	(161,423)	(336,723)
Non-deliverable forward - Corn purchase	Decrease in the price of corn	(34,285)	(57,645)	(92,685)	24,115	82,515
Put	Increase in the price of corn	(875)	(15,946)	(38,552)	-	-
Corn options	Decrease in the price of corn	-	-	(1,718)	2,975	6,118
Cost (object)	Increase in the price of corn	21,282	(10,407)	(56,223)	134,333	248,090
Net effect		-	-	-	-	-

Price parity CBOT - Soybean meal - USD/Ton		122.14	109.93	91.61	152.68	183.21
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
Non-deliverable forward - Soybeal meal purchase	Decrease in the price of soybean meal	(24)	(8,435)	(21,052)	21,004	42,032
Soybean meal options	Decrease in the price of soybean meal	-	(2,656)	(8,912)	7,573	18,000
Cost (object)	Increase in the price of soybean meal	24	11,091	29,964	(28,577)	(60,032)
Net effect		-	-	-	-	-

Price parity CBOT - Soybean - USD/Ton		359.21	323.29	269.41	449.01	538.81
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
NDF - Soybean sale	Increase in the price of soybean	(3,056)	2,007	9,603	(15,715)	(28,373)
Cost (object)	Increase in the price of soybean	3,056	(2,007)	(9,603)	15,715	28,373
Net effect		-	-	-	-	-

Price parity CBOT - Soybean oil - USD/Ton		773.62	696.26	580.22	967.03	1,160.43
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
NDF - Soybean oil purchase	Decrease in the price of soybean oil	3,686	255	(4,892)	12,263	20,840
Soybean oil options	Decrease in the price of soybean oil	-	252	(745)	4,562	7,657
Cost (object)	Increase in the price of soybean oil	(3,686)	(507)	5,637	(16,825)	(28,497)
Net effect		-	-	-	-	-

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

25.8    Financial instruments by category

	Parent company
	12.31.19
	Amortized cost	Fair value through other comprehensive income	Fair value through profit and loss	Total
Assets
Cash and bank	170,902	-	-	170,902
Cash equivalents	-	-	1,198,078	1,198,078
Marketable securities	-	-	411,885	411,885
Restricted cash	296,294	-	-	296,294
Trade accounts receivable	5,878,791	-	225,941	6,104,732
Other receivables	120,234	-	-	120,234
Derivatives not designated	-	-	51,811	51,811
Derivatives designated as hedge accounting (1)	-	-	191,920	191,920

Liabilities
Trade accounts payable	(5,283,109)	-	-	(5,283,109)
Supply chain finance	(842,037)	-	-	(842,037)
Loans and financing (2)	(16,429,004)	-	-	(16,429,004)
Derivatives not designated	-	-	(29,479)	(29,479)
Derivatives designated as hedge accounting (1)	-	-	(122,246)	(122,246)
	(16,087,929)	-	1,927,910	(14,160,019)

(1)       All derivatives are measured at fair value. Those designated as hedge accounting have their gains and losses also affecting other comprehensive income and inventories.

All loans and financing are measured at amortized cost. Those designated as hedge accounting have their gains and losses also affecting shareholders’ equity.

	Parent company
	12.31.18
	Amortized cost	Fair value through other comprehensive income	Fair value through profit and loss	Total
Assets
Cash and bank	106,230	-	-	106,230
Cash equivalents	-	-	3,720,468	3,720,468
Marketable securities	87,697	83,782	310,398	481,877
Restricted cash	840,584	-	-	840,584
Trade accounts receivable	5,085,604	-	203,224	5,288,828
Other receivables	199,240	-	-	199,240
Derivatives not designated	-	-	36,401	36,401
Derivatives designated as hedge accounting (1)	-	-	140,943	140,943

Liabilities
Trade accounts payable - Restated	(4,792,555)	-	-	(4,792,555)
Supply chain finance	(875,300)	-	-	(875,300)
Loans and financing (2)	(19,043,446)	-	-	(19,043,446)
Derivatives not designated	-	-	(120,887)	(120,887)
Derivatives designated as hedge accounting (1)	-	-	(103,444)	(103,444)
	(18,391,946)	83,782	4,187,103	(14,121,061)

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

	Consolidated
	12.31.19
	Amortized cost	Fair value through other comprehensive income		Fair value through profit and loss	Total
		Equity instruments	Debt instruments
Assets
Cash and bank	2,289,787	-	-	-	2,289,787
Cash equivalents	-	-	-	1,947,998	1,947,998
Marketable securities	265,783	26,678	19,285	413,788	725,534
Restricted cash	296,294	-	-	-	296,294
Trade accounts receivable	2,811,902	-	-	225,941	3,037,843
Other receivables	123,877	-	-	-	123,877
Derivatives not designated	-	-	-	53,395	53,395
Derivatives designated as hedge accounting (1)	-	-	-	191,920	191,920

Liabilities
Trade accounts payable	(5,796,766)	-	-	-	(5,796,766)
Supply chain finance	(842,037)	-	-	-	(842,037)
Loans and financing (2)	(18,620,279)	-	-	-	(18,620,279)
Derivatives not designated	-	-	-	(31,369)	(31,369)
Derivatives designated as hedge accounting (1)	-	-	-	(122,246)	(122,246)
	(19,471,439)	26,678	19,285	2,679,427	(16,746,049)

(1)          All derivatives are measured at fair value. Those designated as hedge accounting have their gains and losses also affecting other comprehensive income and inventories.

(2)          All loans and financing are measured at amortized cost. Those designated as hedge accounting have their gains and losses also affecting shareholders’ equity.

	Consolidated
	12.31.18
	Amortized cost	Fair value through other comprehensive income		Fair value through profit and loss	Total
		Equity instruments	Debt instruments
Assets
Cash and bank	722,838	-	-	-	722,838
Cash equivalents	-	-	-	4,146,724	4,146,724
Marketable securities	331,395	139,469	16,398	310,398	797,660
Restricted cash	861,621	-	-	-	861,621
Trade accounts receivable	2,409,667	-	-	203,224	2,612,891
Other receivables	204,072	-	-	-	204,072
Derivatives not designated	-	-	-	41,387	41,387
Derivatives designated as hedge accounting	-	-	-	140,952	140,952

Liabilities
Trade accounts payable - Restated	(5,500,008)	-	-	-	(5,500,008)
Supply chain finance	(875,300)	-	-	-	(875,300)
Loans and financing	(22,165,444)	-	-	-	(22,165,444)
Derivatives not designated	-	-	-	(124,261)	(124,261)
Derivatives designated as hedge accounting	-	-	-	(110,774)	(110,774)
	(24,011,159)	139,469	16,398	4,607,650	(19,247,642)

25.9    Fair value of financial instruments

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Depending on the inputs used for measurement, the financial instruments at fair value may be classified into 3 hierarchy levels:

»   Level 1 – Uses prices quoted (unadjusted) for identical instruments in active markets. In this category are classified investments in stocks, credit linked notes, savings accounts, overnights, term deposits, Financial Treasury Bills (“LFT”) and investment funds;

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

»   Level 2 – Uses prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable. In this level are classified the investments in Bank Deposit Certificates (“CDB”) and derivatives, which are measured by well-known pricing models: discounted cash flows and Black-Scholes. The observable inputs are interest rates and curves, volatility factors and foreign exchange rates; and

»   Level 3 – Instruments whose significant inputs are non-observable. The Company does not have financial instruments in this classification.

The table below presents the overall classification of financial instruments measured at fair value by measurement hierarchy. For the year ended on December 31, 2019, there were no changes between the 3 levels of hierarchy.

	Parent company
	12.31.19			12.31.18
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through other comprehensive income
Stocks	-	-	-	83,782	-	83,782
Fair value through profit and loss
Savings account and overnight	70,515	-	70,515	21,126	-	21,126
Term deposits	254,583	-	254,583	-	-	-
Bank deposit certificates	-	869,473	869,473	-	3,695,621	3,695,621
Financial treasury bills	396,994	-	396,994	295,699	-	295,699
Investment funds	18,398	-	18,398	3,721	-	3,721
Trade accounts receivable	-	225,941	225,941	-	203,224	203,224
Derivatives	-	243,731	243,731	-	177,344	177,344
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(151,725)	(151,725)	-	(224,331)	(224,331)
	740,490	1,187,420	1,927,910	404,328	3,851,858	4,256,186

	Consolidated
	12.31.19			12.31.18
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through other comprehensive income
Credit linked notes	19,285	-	19,285	16,398	-	16,398
Stocks	26,678	-	26,678	139,469	-	139,469
Fair value through profit and loss
Savings account and overnight	689,874	-	689,874	401,145	-	401,145
Term deposits	374,859	-	374,859	21,150	-	21,150
Bank deposit certificates	-	879,758	879,758	-	3,720,708	3,720,708
Financial treasury bills	396,994	-	396,994	295,699	-	295,699
Investment funds	20,301	-	20,301	3,721	-	3,721
Trade accounts receivable	-	225,941	225,941	-	203,224	203,224
Derivatives	-	245,315	245,315	-	182,339	182,339
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(153,615)	(153,615)	-	(235,035)	(235,035)
	1,527,991	1,197,399	2,725,390	877,582	3,871,236	4,748,818

Except for the items set forth below, the fair value of all other financial instruments is approximate to their book value. The fair value of the bonds set forth below is based in prices observed in active markets, level 1 of the fair value hierarchy, the debentures are based in level 2 and are measured by discounted cash flows.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

	Parent company and Consolidated
		12.31.19		12.31.18
	Maturity	Book value	Fair value	Book value	Fair value
BRF bonds
BRF SA BRFSBZ5	2022	(435,934)	(460,606)	(451,542)	(456,190)
BRF SA BRFSBZ4	2024	(2,086,169)	(2,191,726)	(2,898,940)	(2,695,884)
BRF SA BRFSBZ3	2023	(1,370,446)	(1,427,754)	(1,888,811)	(1,754,586)
BRF SA BRFSBZ2	2022	(1,492,653)	(1,559,476)	(2,248,510)	(2,189,975)
BRF SA BRFSBZ4 7/8	2030	(3,022,773)	(3,160,573)	-	-
Debentures	2030	(755,760)	(832,213)	-	-
Parent company		(9,163,735)	(9,632,348)	(7,487,803)	(7,096,635)

BFF bonds
Sadia Overseas BRFSBZ7	2020	-	-	(342,958)	(349,241)
BRF GmbH bonds
BRF SA BRFSBZ4	2026	(1,999,509)	(2,101,175)	(1,915,685)	(1,702,211)
Consolidated		(11,163,244)	(11,733,523)	(9,746,446)	(9,148,087)

26.         SEGMENT INFORMATION

The operating segments are reported consistently with the management reports provided to the main strategic and operational decision makers for assessing the performance of each segment and allocation of resources.

With the sale of the Argentina, Europe and Thailand Operations and changes in the management, the Company has modified its operating segments in relation to December 31, 2018 primarily observing the Company’s business regions, being: (i) Brazil; (ii) International, which concentrates all the Company’s operations abroad and has absorbed the Halal and International segments disclosed in the financial statements of December 31, 2018; and (iii) Other Segments.

The operating segments include the sales of all distribution channels and are subdivided according to the nature of the products. Their characteristics are described below:

»   Poultry: production and sale of whole poultry and in-natura cuts.

»   Pork and other: production and sale of in-natura cuts.

»   Processed: production and sale of processed food, frozen and processed products derived from poultry, pork and beef, margarine, vegetables and soybean-based products.

»   Other sales: sale of flour for food service and others.

Other segments are divided into commercialization and development of animal nutrition ingredients, human nutrition, plant nutrition (fertilizers) and health care (health and wellness), as well as commercialization of agricultural products.

The net sales for each reportable operating segment is set forth below:

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

	Consolidated
Net sales	12.31.19	12.31.18
Brazil
In-natura	4,635,597	3,998,483
Poultry	3,692,377	3,198,356
Pork and other	943,220	800,127
Processed	12,839,008	12,274,681
Other sales	14,874	19,372
	17,489,479	16,292,536

International
In-natura	12,605,846	10,905,155
Poultry	11,262,954	10,021,923
Pork and other	1,342,892	883,232
Processed	2,119,918	1,850,614
Other sales	173,630	312,902
	14,899,394	13,068,671

Other segments	1,058,107	827,214
	33,446,980	30,188,421

The operating income (loss) for each segment is set forth below:

	Consolidated
	12.31.19	12.31.18
Brazil	1,818,813	590,416
International	1,275,285	23,778
Other segments	109,138	89,311
Sub total	3,203,236	703,505
Corporate	(250,463)	(909,839)
	2,952,773	(206,334)

The items presented above as Corporate refers to relevant events not attributable to the normal course of business neither to the operating segments. For the year ended December 31, 2019, the main events were: R$79,937 (R$78,889 in the same period of the previous year) of expenses related to investigations involving the Company and, R$48,251 (R$14,848 in the same period of the previous year) related to demobilization expenses.

No customer individually or in aggregate (economic group) accounted for more than 5% of net sales for the years ended December 31, 2019 and December 31, 2018.

The goodwill arising from business combinations and the intangible assets with indefinite useful life (trademarks) were allocated to the reportable operating segments, considering the economic benefits generated by such intangible assets. The allocation of these intangible assets is presented below:

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

	Consolidated
	Goodwill		Trademarks		Total
	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18
Brazil	1,151,498	1,151,498	982,478	982,478	2,133,976	2,133,976
International	1,562,104	1,543,467	339,784	353,684	1,901,888	1,897,151
	2,713,602	2,694,965	1,322,262	1,336,162	4,035,864	4,031,127

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s administration, which makes investment decisions and determine allocation of resources on a consolidated basis.

27.         NET SALES

	Parent company		Consolidated
	12.31.19	12.31.18	12.31.19	12.31.18
Gross sales
Brazil	21,645,253	20,651,178	21,645,253	20,659,378
International	10,314,884	4,571,775	16,191,795	14,012,629
Other segments	1,154,989	3,878,622	1,167,463	941,360
	33,115,126	29,101,575	39,004,511	35,613,367

Sales deductions
Brazil	(4,155,774)	(4,366,478)	(4,155,774)	(4,366,842)
International	(111,518)	(65,983)	(1,292,401)	(943,958)
Other segments	(101,767)	(209,568)	(109,356)	(114,146)
	(4,369,059)	(4,642,029)	(5,557,531)	(5,424,946)

Net sales
Brazil	17,489,479	16,284,700	17,489,479	16,292,536
International	10,203,366	4,505,792	14,899,394	13,068,671
Other segments	1,053,222	3,669,054	1,058,107	827,214
	28,746,067	24,459,546	33,446,980	30,188,421

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

28.         OTHER OPERATING INCOME (EXPENSES), NET

	Parent company		Consolidated
	12.31.19	12.31.18	12.31.19	12.31.18
Income
Recovery of expenses (1)	1,291,920	282,449	1,293,623	285,309
Provision reversal	16,633	23,362	16,638	27,920
Scrap sales	11,350	10,818	12,494	14,724
Net gains on disposal of investments	-	-	4,616	-
Other	14,742	38,065	40,921	59,709
	1,334,645	354,694	1,368,292	387,662

Expenses
Provision for civil and tax risks (2)	(395,223)	(9,584)	(395,389)	(18,013)
Employee participation and bonuses	(213,317)	(22,640)	(269,755)	(47,025)
Expenses with investigations (3)	(66,752)	(76,883)	(79,937)	(78,889)
Demobilization expenses	(40,817)	(14,493)	(48,251)	(14,848)
Insurance claims costs	(21,646)	(7,843)	(19,830)	(9,436)
Net loss from the disposals of property, plant and equipment	(4,197)	(50,499)	(15,402)	(59,633)
Other employees benefits	(11,042)	(24,099)	(13,500)	(25,037)
Costs on business disposed	-	(27,848)	-	(27,848)
Restructuring	-	(17,781)	-	(17,781)
Expected credit losses	-	(1,801)	-	(2,664)
Other	(77,653)	(49,813)	(97,408)	(67,177)
	(830,647)	(303,284)	(939,472)	(368,351)
	503,998	51,410	428,820	19,311

(1)       Includes the effects of the final decision related to the exclusion of ICMS from the PIS and COFINS calculation base (note 9).
(2)       Includes the effects of the tax contingency on ICMS credit in the basic food basket products (note 22).

(3)       Note 1.2.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

29.         FINANCIAL INCOME (EXPENSES), NET

	Parent company		Consolidated
	12.31.19	12.31.18	12.31.19	12.31.18
Financial income
Interest on assets (1)	1,046,989	586,547	1,048,527	596,374
Exchange rate variation on net assets of foreign subsidiaries	-	-	215,822	330,523
Exchange rate variation on other assets	22,321	30,179	194,634	404,579
Interest on cash and cash equivalents	117,322	121,999	140,530	159,316
Interests on financial assets classified as:
Amortized cost	60,970	84,387	93,433	98,649
Fair value throught profit and loss	21,087	13,983	21,065	14,544
Fair value throught other comprehensive income	-	-	631	651
Exchange rate variation on marketable securities	11,009	2,832	27,857	44,996
Impairment on marketable securities	-	-	5,153	-
Gain on derivative transactions, net	-	71,770	-	-
	1,279,698	911,697	1,747,652	1,649,632

Financial expenses
Interest on loans and financing (2)	(1,349,503)	(941,503)	(1,516,706)	(1,335,061)
Interest on liabilities (3)	(827,694)	(101,559)	(1,015,872)	(220,349)
Exchange rate variation on loans and financing	(285,447)	(748,252)	(320,852)	(1,265,861)
Adjustment to present value	(304,211)	(228,330)	(305,239)	(277,371)
Loss on derivative transactions, net	(119,250)	-	(173,351)	(212,672)
Loss on grains price variation	(14,854)	(103,451)	(14,854)	(112,841)
Exchange rate variation on other liabilities	(285,088)	(691,332)	(2,122)	(169,538)
Interest expenses on loans to related parties	(172,863)	(134,430)	-	-
Impairment on marketable securities	-	-	-	(7,557)
Others	(184,365)	(124,799)	(264,055)	(289,856)
	(3,543,275)	(3,073,656)	(3,613,051)	(3,891,106)
	(2,263,577)	(2,161,959)	(1,865,399)	(2,241,474)

(1)       Includes the financial effects of the final decision related to the exclusion of ICMS from the PIS and COFINS calculation base (note 9).

(2)       Includes the premium paid effects of bonds repurchases and write-off of deferred costs (note 16.2).

(3)       Includes the financial effects of the tax contingency on ICMS credit in the basic food basket products (note 22).

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

30.         STATEMENT OF INCOME BY NATURE

The Company has chosen to disclose its statement of income by function and thus presents below the details by nature:

	Parent company		Consolidated
	12.31.19	12.31.18	12.31.19	12.31.18
Costs of sales
Raw materials and consumables (1)	15,232,584	15,893,812	17,665,346	17,790,900
Salaries and employees benefits	3,566,863	2,861,458	3,618,779	3,637,727
Depreciation	1,662,310	1,083,341	1,787,506	1,381,226
Amortization	72,661	58,423	126,953	78,627
Others	2,212,908	1,709,411	2,171,458	2,432,273
	22,747,326	21,606,445	25,370,042	25,320,753

Sales expenses
Indirect and direct logistics expenses	1,860,703	1,401,620	2,133,894	2,260,379
Marketing	438,112	404,731	558,043	507,979
Salaries and employees benefits	1,111,224	933,697	1,369,277	1,190,189
Depreciation	114,807	65,342	196,143	69,525
Amortization	65,201	42,584	87,423	65,575
Others	400,801	433,495	566,886	419,947
	3,990,848	3,281,469	4,911,666	4,513,594

Administrative expenses
Salaries and employees benefits	182,727	138,229	298,368	260,604
Fees	50,349	23,554	50,349	28,621
Depreciation	17,297	17,088	26,064	21,453
Amortization	20,074	37,118	26,485	78,713
Others	139,404	85,801	214,417	161,774
	409,851	301,790	615,683	551,165

Impairment Loss on Trade and Other Receivables
Impairment Loss on Trade and Other Receivables	21,336	25,327	23,899	46,269
	21,336	25,327	23,899	46,269

Other operating expenses (2)
Depreciation	50,258	48,385	50,704	52,082
Others	780,389	254,899	888,768	316,269
	830,647	303,284	939,472	368,351

(1)       Includes abnormal losses to production chain.

(2)       The composition of other operating expenses is disclosed in note 28.

The Company incurred in expenses of R$67,846 for the year ended December 31, 2019 (R$53,476 for the same period of the previous year) with internal research and development of new products.

31.         RELATED PARTIES – PARENT COMPANY

In the normal course of business, rights and obligations arise between related parties, resulting from transactions of sale and purchase of products, as well as from financial operations.

The Company holds a Related Parties Transactions Policy, which was reviewed and approved by the Board of Executive Officers on June 28, 2019 and applies to all subsidiaries of the group.

The policy mentioned above provides the conditions that must be observed for the realization of a transaction between related parties, as well as establishes approval hierarchies according to the value and nature of the transactions involved. The policy also foresees situations of conflict of interests and how they must be conducted.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

31.1    Transactions and balances

The balances of the transactions with related parties registered in the statement of financial position of the Parent Company are as follows:

	Accounts receivable		Dividends and interest on the shareholders' equity receivable		Loans	Trade accounts payable		Advance for future capital increase	Other rights		Other obligations
	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.19	12.31.18	12.31.18	12.31.19	12.31.18	12.31.19		12.31.18

Al-Wafi Food Products Factory LLC	-	-	-	-	-	-	(70)	-	30	30	(927)		(891)
Avex S.A.	-	137,804	-	-	-	-	-	-	-	-	-		-
Banvit	-	-	-	-	-	-	-	-	1,094	47	-		-
BFF International Ltd.	-	-	-	-	-	-	-	-	-	2,113	-		-
BRF Al Yasra	-	-	-	-	-	-	-	-	-	-	-		(3,847)
BRF Energia S.A.	-	-	-	27	-	(6,376)	(14,841)	1,205	-	-	-		-
BRF Foods GmbH	833,062	2,558,263	-	-	-	-	-	-	-	-	-		-
BRF Foods GmbH - Branch	-	-	-	-	-	-	-	-	1,296	719	(1,733)		(1,666)
BRF Foods LLC	-	-	-	-	-	-	-	-	466	407	(2)		-
BRF Global GmbH	3,843,949	1,387,910	-	-	-	-	-	-	-	-	(4,049,636)	(1)	(3,700,581)
BRF GmbH	-	-	-	-	-	-	-	-	1,520	-	(1,311,123)	(2)	(1,584)
BRF Pet S.A.	800	233	-	438	-	(16)	(167)	-	167	3	-		-
Campo Austral	-	48,722	-	-	-	-	-	-	-	-	-		-
Establecimiento Levino Zaccardi y Cia. S.A.	-	-	-	-	234	-	-	-			-		-
Federal Foods	-	-	-	-	-	-	-	-	-	-	-		(78)
Federal Foods Qatar	-	-	-	-	-	-	-	-	-	-	(141)		(135)
FFM Further	-	-	-	-	-	-	-	-	70	70	-		-
Highline International Ltd.	-	-	-	-	-	-	-	-	-	-	(7,351)		(7,067)
One Foods Holdings	-	-	-	-	-	-	-	-	5,662	5,444	-		-
Perdigão International Ltd.	-	-	-	-	-	-	-	-	-	-	(905,550)	(1)	(870,371)
PSA Laboratório Veterinário Ltda.	-	-	396	-	-	-	-	-	-	-	-		-
Quickfood S.A.	-	19,860	-	-	-	-	(111)	133,043	-	-	-		-
Sadia Alimentos S.A.	-	16,665	-	-	-	-	(134)	-	-	-	(11,159)		-
Sadia Chile S.A.	99,095	94,789	-	-	-	-	-	-	-	-	-		-
Sadia Uruguay S.A.	3,096	6,676	-	-	-	-	-	-	-	-	(36,598)		-
VIP S.A. Empreendimentos e Partic. Imob.	-	-	22	713	-	-	-	-	-	-	-		-
Total	4,780,002	4,270,922	418	1,178	234	(6,392)	(15,323)	134,248	10,305	8,833	(6,324,220)		(4,586,220)

(1)       The amount corresponds to export pre-payment, usual operation between the productive units in Brazil with the wholly-owned subsidiaries that operate as a trading companies in the international market.

(2)       Considering the role played by BRF S.A. as parent company, performs reimbursement to certain subsidiaries for losses incurred in the normal course of their operations, generating liabilities recorded as Other Obligations with Related Parties.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

	Revenue		Financial results, net		Purchases
	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18

Avex S.A.	1,439	91,533	-	-	-	(584)
BRF Energia S.A.	-	-	-	-	(229,874)	(215,248)
BRF Foods GmbH	166,924	-	-	-	-	-
BRF Global GmbH	9,720,724	4,384,665	(114,883)	(85,804)	-	-
BRF Pet S.A.	2,885	746	-	-	(39)	(136)
Campo Austral	1,448	20,307	-	-	-	-
Establecimiento Levino Zaccardi y Cia. S.A.	-	-	2	-	-	-
Perdigão International Ltd.	-	-	(52,397)	(48,626)	-	-
Quickfood S.A.	-	30,473	-	-	-	(1,566)
Sadia Alimentos S.A.	-	-	(1,200)	-	-	-
Sadia Chile S.A.	69,662	94,851	-	-	(46)	-
Sadia Uruguay S.A.	40,522	21,376	(4,385)	-	-	-
SHB Com. e Ind. de Alim. S.A.	-	3,009,556	-	-	-	(2,011,972)
UP! Alimentos Ltda.	-	11,585	-	-	-	(119,305)
Edavila Consultoria Empresarial Eireli	-	-	-	-	-	(40)
Total	10,003,604	7,665,092	(172,863)	(134,430)	(229,959)	(2,348,851)

The Company enters into loan agreements with its subsidiaries pursuant its cash management strategy. On December 31, 2019 the balances of these transactions were R$1,808,320 (R$3,499,516 on the same period of previous year) with a weighted average rate of 4.43% p.a. (3.23% p.a. as of December 31, 2018).

31.2    Other Related Parties

The Company leased properties owned by BRF Previdência. For the year ended December 31, 2019, the total amount paid as rent was of R$18,200 (R$16,924 as of December 31, 2018).

Due to the acquisition of biodigesters from Instituto Sadia de Sustentabilidade, the Company recorded a payable to this entity of R$3,053 on December 31, 2019 (R$4,666 as of December 31, 2018) included in Other Liabilities.

31.3    Granted guarantees

The Company recorded a liability in the amount of R$844 (R$1,290 as of December 31, 2018) related to the fair value of the guarantees offered to BNDES concerning a loan made by Instituto Sadia de Sustentabilidade.

The Company is the guarantor of loans related to a special program that aims the local development and were obtained by outgrowers in the central region of Brazil. The proceeds of such loans are utilized by the outgrowers to improve farm conditions and will be paid by them in 10 years, taking as collateral the land and equipment acquired through this program. The value of these guarantees on December 31, 2019 totaled R$12,949 (R$29,794 as of December 31, 2018).

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

31.4    Management remuneration

The total remuneration and benefits expense with board members, statutory directors and the head of internal audit are set forth below:

	Consolidated
	12.31.19	12.31.18
Salary and profit sharing	59,589	40,082
Short term benefits (1)	257	47
Private pension	893	564
Post-employment benefits	125	132
Termination benefits	16,275	10,070
Share-based payment	12,052	5,621
	89,191	56,516

(1)       Comprises: medical assistance, educational expenses and others.

In addition, the executive officers received among remuneration and benefits the total amount of R$30,375 for the year ended December 31, 2019 (R$38,413 for the same period of the previous year).

32.         GOVERNMENT GRANTS

The Company has tax benefits related to ICMS for investments granted by the governments of states as follows: Programa de Desenvolvimento Industrial e Comercial de Mato Grosso (“PRODEIC”), Programa de Desenvolvimento do Estado de Pernambuco (“PRODEPE”) and Fundo de Participação e Fomento à Industrialização do Estado de Goiás (“FOMENTAR”). Such incentives are directly associated to the manufacturing facilities operations, job generation and to the economic and social development.

On December 31, 2019, this incentive totaled R$188,610 (R$174,223 as of December 31, 2018).

33.         COMMITMENTS

In the normal course of the business, the Company enters into agreements with third parties for the purchase of raw material, mainly corn and soymeal. The agreed prices in these agreements can be fixed or variable. The Company also enters into other agreements, such as electricity supply, packaging supplies, construction of buildings and others for the supply of its manufacturing activities. The firm commitments schedule is set forth below:

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

	Parent company	Consolidated
	12.31.19	12.31.19
Current	4,029,153	4,306,217
Non-current	1,657,659	1,689,755
2021	521,439	537,487
2022	259,035	275,083
2023	199,302	199,302
2024	192,780	192,780
2025 onwards	485,103	485,103
	5,686,812	5,995,972

34.         INSURANCE COVERAGE - CONSOLIDATED

The Company´s policy for insurances considers the concentration and relevance of the risks identified in its risk management program. Thus, according to Managements understanding, the contracted insurance coverage is adequate to the entity´s size and nature of activities being sufficient to cover eventual damages. The Company also takes into consideration orientations provided by its advisors.

		12.31.19
Assets covered	Coverage	Amount of coverage

Operational risks	Coverage against damage to buildings, facilities, inventory, machinery and equipment, loss of profits.	3,439,170
Carriage of goods	Coverage of goods in transit and in inventories.	518,928
Civil responsability	Third party complaints.	322,408

 Each legal entity has its own coverages, which are not complementary.

35.         TRANSACTIONS THAT DO NOT INVOLVE CASH

The following transactions did not involve cash or cash equivalents during the year ended December 31, 2019:

(i)         Capitalized loan interest: to the year ended December 31, 2019 amounted to R$19,207 in the parent company and consolidated (R$17,232 in the parent company and R$19,612 in consolidated in the year ended December 31, 2018); and

(ii)        Addition of lease by right-of-use assets and respective lease liability: for the year ended December 31, 2019, amounted to R$2,514,570 in the parent company and R$2,775,168 in consolidated (R$42,826 in the parent company and R$48,794 in consolidated in the year ended December 31, 2018).

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

36.         APPROVAL OF THE CONSOLIDATED FINANCIAL STATEMENTS

The financial statements were approved and their issuance authorized by the Board of Directors on March 02, 2020.

BOARD OF DIRECTORS

Chairman (Non-Independent)	Pedro Pullen Parente
Vice-Chairman (Independent)	Augusto Marques da Cruz Filho
Independent Member	Dan Ioschpe
Independent Member	Flávia Buarque de Almeida
Independent Member	Francisco Petros O. L. Papathanasiadis
Independent Member	José Luiz Osório de Almeida Filho
Independent Member	Luiz Fernando Furlan
Independent Member	Roberto Antonio Mendes
Independent Member	Roberto Rodrigues
Member Non-Independent	Walter Malieni Júnior

FISCAL COUNCIL

Chairman	Attílio Guaspari
Member	Maria Paula Soares Aranha
Member	André Vicentini

AUDIT COMITTEE

Comittee Coordinator (Independent)	Francisco Petros O. L. Papathanasiadis
Member Independent	Roberto Antonio Mendes
Member Non-Independent	Walter Malieni Júnior
External Member and Financial Specialist	Fernando Maida Dall`Acqua
External Member	Thomás Tosta de Sá

BOARD OF EXECUTIVE OFFICERS

Global Chief Executive Officer	Lorival Nogueira Luz Júnior
Vice-President of Finance and Investor Relations	Carlos Alberto Bezerra de Moura
Vice-President of Operations and Procurement Officer	Vinícius Guimarães Barbosa
Vice-President of Commercial Brazil Market	Sidney Rogério Manzaro
Vice-President of Human Resources and Shared Services	Alessandro Rosa Bonorino
Vice-President of Strategy, Managing and Innovation	Rubens Fernandes Pereira
Vice-President of Quality and Sustainability	Neil Hamilton dos Guimarães Peixoto Jr.
Vice-President of Sales & Operations Planning and Supply Chain	Leonardo Campo Dallorto

Marcos Roberto Badollato	Joloir Nieblas Cavichini
Accounting Director	Accountant – CRC 1SP257406/O-5

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

COMMENTARY ABOUT THE COMPANY PROJECTIONS BEHAVIOR

In the twelve-month period ended December 31, 2019, Company's net leverage, as measured by the Net Debt / Adjusted EBITDA ratio, reached 2.50x.

The projections initially disclosed on June 29, 2018 for the fiscal year ending December 31, 2019 were replaced on February 7, 2019, on June 3, 2019, on August 9, 2019 and finally on November 8, 2019. Following the completion of the Monetization Plan, the Company revised the net leverage guidance indicator to approximately 2.75X at the end of 2019 and maintained its guidance of approximately 2.65x for 2020. On March 3, 2020 the Company revised the net leverage guidance to a range between 2.35 - 2.75x for the year 2020.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

OPINION OF THE FISCAL COUNCIL

The Fiscal Council of BRF S.A., in fulfilling its statutory and legal duties, reviewed:

(i)         the financial statements (parent company and consolidated) for the fiscal year ended on December 31, 2019.

(ii)        the Management Report; and

(iii)       the report issued without qualification by KPMG Auditores Independentes on March 02, 2020;

Based on the documents reviewed and on the explanations provided, the members of the Fiscal Council, undersigned, issued an opinion that the financial statements and the management report appropriately are presented in a position to be considered by the Annual General Meeting.

São Paulo, March 02, 2020.

Attílio Guaspari

Chairman

Maria Paula Soares Aranha

Fiscal Council Member

André Vicentini

Fiscal Council Member

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

SUMMARIZED ANNUAL REPORT OF THE AUDIT AND INTEGRITY COMMITTEE

Summary of the Audit Committee Activities in 2019

The current composition of the Audit and Integrity Committee was elected on June 14, 2018, pursuant to the meeting of the Board of Directors, and have been meeting monthly since the election, in ordinary and extraordinary meetings, in the total of twenty nine meetings, and the main topics of discussion are described in the following paragraphs. The Audit and Integrity Committee met with the Fiscal Council in a reserved opportunity and has discussed the main issues monitored during the year in a monthly basis with the Board of Directors.

Issues discussed by the Audit and Integrity Committee

The meetings were attended, whenever required and in accordance with the Agenda, by the Global Chief Executive Officer of the Company, the Vice-Presidents, Executive Directors, Executive Managers, Internal Auditors, Independent Auditors and external advisors to enable the understanding of the processes, internal controls, risks, possible deficiencies and eventual plans for improvement, as well as issuing their recommendations to the Board of Directors and Executive Board of the Company.

The main topics discussed by the Audit and Integrity Committee were:

»   Discussion of the planning, scope and main conclusions obtained in the quarterly review (ITR) and opinion on the issuance of the financial statements of 2019;

»   Monitoring the analysis on the internal controls of the Company with emphasis on the most critical items;

»   Monitoring the implementation of improvements indicated in the internal controls report, as well as the respective action plans of the internal areas for the correction or improvement of the issues;

»   Discussion, approval and supervision of the work Plan and budget of the Internal Audit;

»   Monitoring the accomplishment of the Plan and approval of eventual revisions;

»   Monitoring and analysis of the outcomes of special investigations;

»   Monitoring the Internal Audit reports;

»   Monitoring the implementation of the action plans resulted from the audit reports, with emphasis on the most critical issues, reporting to the Board of Directors the most relevant ones;

»   Monitoring the Compliance activities, and the highly critical investigations conducted by the Compliance Department, in special the internal investigations related to the Carne Fraca and Trapaça Operations;

»   Monitoring the class action lawsuit filed in the U.S. Federal District Court in the Southern District of New York alleging, among other things, that the Company, a officer and certain of its former officers and directors engaged in securities fraud or other unlawful business practices related to the Trapaça and Carne Fraca operations. In order to monitor the process, the Audit and Integrity Committee hired advisors specialized in SEC, meeting in Brazil and in the United States;

»   Evaluation and monitoring of the effectiveness of Internal Controls for mapping processes, key controls and indicators, as well as monitoring the action plans to avoid significant deficiencies that could be reported in the financial statements;

»   Discussion and evaluation the corporate risks map;

»   Monitoring the inquiries and complaints received by Transparency Hotline;

»   Monitoring the adoption of the Compliance policies, practices and trainings by the management and employees pursuant the anti-corruption law requirements;

»   Monitoring the management of the conduct adjustment declaration entered with regulatory bodies;

»   Monitoring the questions related to the regulatory bodies and the respective answers sent by the Management;

»   Discussion and evaluation of stocks controls;

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

»   Discussion and evaluation of the process of revenue cutoff;

»   Discussion and evaluation of the fixed asset control and demobilization plan;

»   Discussion and evaluation of the accounting and controls for client bonus;

»   Discussion of the implementation of controls in the subsidiaries of the Company;

»   Opinion for approval, by the Board of Directors, of the annual financial statements;

»   Review and comments on the quarterly financials (ITR);

»   Evaluation and monitoring, with the management and Internal Audit, of the adequacy of the related parties’ transactions executed by the Company;

»   Discussion and monitoring the update of the Reference Form.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

STATUTORY AUDIT COMMITTEE OPINION

In the exercising of its legal and statutory duties, BRF’s Audit Committee has examined the financial statements (parent company and consolidated) for the fiscal year ending December 31, 2019; the Management Report; and the report issued without qualification by KPMG Auditores Independentes.

 There were no instances of significant divergences between the Company’s management, the independent auditors and the Audit Committee with respect to the Company’s Financial Statements.

 Based on the examined documents and the clarifications rendered, the undersigned members of the Audit Committee are of the opinion that the financial statements in all material respects are fairly presented and should be approved.

São Paulo, March 2, 2020.

Francisco Petros O. L. Papathanasiadis

Comittee Coordinator (Independent)

Roberto Antonio Mendes

Member (Independent)

Walter Malieni Júnior

Member (Non-Independent)

Fernando Maida Dall`Acqua

External Member and Financial Specialist

Thomás Tosta de Sá

External Member

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

OPINION OF EXECUTIVE BOARD ON THE CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT

In compliance with the dispositions of sections V and VI of article 25 of CVM Instruction No. 480/09, the executive board of BRF S.A., states:

»   reviewed, discussed and agreed with the Company’s financial statements for the fiscal year ended on December 31, 2019;

»   reviewed, discussed and agreed with opinions expressed in the review report issued by KPMG Auditores Independentes for the Company’s financial statements for the fiscal year ended on December 31, 2019.

São Paulo, March 2, 2020.

Lorival Nogueira Luz Júnior

Global Chief Executive Officer

Carlos Alberto Bezerra de Moura

Vice President of Finance and Investor Relations

Vinícius Guimarães Barbosa

Vice-President of Operations and Procurement Officer

Sidney Rogério Manzaro

Vice-President of Commercial Brazil Market

Alessandro Rosa Bonorino

Vice-President of Human Resources and Shared Services

Rubens Fernandes Pereira

Vice-President of Strategy, Managing and Innovation

Neil Hamilton dos Guimarães Peixoto Jr.

Vice-President of Quality and Sustainability

Leonardo Campo Dallorto

Vice-President of Sales & Operations Planning and Supply Chain

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

INDEPENDENT AUDITOR’S REPORT ON INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities Commission (CVM), containing individual and consolidated financial statements prepared in accordance with accounting practices adopted in Brazil and in accordance with International Financial Reporting Standards (IFRS) issued by International Accounting Standards Board – IASB)

To the Shareholders of BRF S.A. Itajaí – SC
Opinion

We have audited the individual and consolidated financial statements of BRF S.A. (“the Company”), respectively referred to as parent company and consolidated, which comprise the statement of financial position as of December 31, 2019 and the statements of income (loss), comprehensive income (loss), changes in equity and cash flows for the year then ended, and the notes, comprising the significant accounting policies and other explanatory information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the individual and consolidated financial position of BRF S.A. as of December 31, 2019, and of its individual and consolidated financial performance and its cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with the Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditors’ responsibilities for the audit of the individual and consolidated financial statements” section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements included in the Brazilian Accountant’s Code of Professional Ethics and in the professional standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of matter

We draw attention to explanatory notes 1.2 and 1.3 to the financial statements, which describe the investigations involving the Company, as well as their current and potential developments. In the current stage of the investigations, it is not possible to determine the potential financial and non-financial impacts on the Company resulting from them and of their potential developments and, consequently, to record potential losses which could have a material adverse effect on the Company´s financial position, results of operations and cash flows in the future. Our opinion is not modified in respect to this matter.

Key audit matters

The key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon and therefore, we do not provide a separate opinion on these matters.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

Realization of deferred income tax and social contribution assets
Notes 3.8 e 10 to the individual and consolidated financial statements
Key audit matter	How the matter was addressed in our audit

The deferred income tax and social contribution assets from tax losses carry forward and negative basis of social contribution and temporary differences are recorded to the extent that the Company considers that is probable the generation of future taxable income against which the deferred tax assets will be realized. Due to the level of uncertainty and judgment over the assumptions used and the interpretation of tax laws considered in the estimates of generation of future taxable income, the amount of deferred tax assets recognized may vary significantly if different assumptions are applied to the projection of future taxable income, which may impact the individual and consolidated financial statements. For these reasons, we consider this matter as significant in our audit.

We evaluated the design, implementation and effectiveness of the key internal controls related to the determination of estimates used in the preparation and review of the business plan, budget, technical studies and analysis of projections of future taxable income prepared by the Company.

With the assistance of our corporate finance specialists, we evaluated the main assumptions and methodology used by the Company in the preparation of the future taxable income projections, especially those related to expectations of sales prices of the products, commodity costs, operating and administrative expenses and the consistency of these assumptions with the five-year strategic plan approved by the Board of Directors.

We also evaluated the sensitivity of results considering reasonably possible changes in the key assumptions. In addition, with the assistance of our tax specialists, we considered the application of the tax laws and tax deductions.

At the date of the financial statements, we analysed the evidences that indicate the probability of recovery of deferred tax assets, as well as those that justify the periods estimated by the Company for its utilization.

We evaluated whether the Company's projections indicated sufficient future taxable income to allow the realization of tax losses carry forwards and negative basis of social contribution and temporary differences recognized as deferred tax assets.

We also evaluated the adequacy of the disclosures made in the individual and consolidated financial statements, mainly those related to the expected realization of deferred tax assets.

Based on the results of the procedures summarized above, we consider acceptable the balance of the deferred tax assets recognized and the respective disclosures, in the context of the individual and consolidated financial statements taken as a whole.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

Trade discounts recognition
Notes 3.21 e 27 to the individual and consolidated financial statements
Key audit matter	How the matter was addressed in our audit

In the course of business, the Company offers to its customers trade discounts, which are recorded as deductions from net sales in the individual and consolidated financial statements. These trade discounts are recognized based on contracts for which the terms and conditions are negotiated separately with each customer.

Due to the high volume of transactions, the relevance of the amounts involved, the level of judgment to assess the specific terms and conditions of each contract used in the calculation of trade discounts to ensure the appropriate moment of recognition in the financial statements, we consider this matter significant to our audit.

We evaluated the design, implementation and effectiveness of the key internal controls related to trade discounts.

We tested, on a sample basis, if trade discounts were recognized in accordance with supporting documentation (including the terms and conditions of the contracts signed with customers), at the appropriate amount and within the respective competence period.

We obtained external confirmations from the Company’s customers over the outstanding amount of trade discounts at the year-end and compared with the amount registered by the Company.

For a sample of trade discounts, we verified the settlement in subsequent periods.

We also evaluated the Company and its subsidiaries' disclosures, in relation to the accounting policies adopted for trade discounts recognition.

Based on the evidences obtained through the procedures summarized above, we consider acceptable the trade discounts recognized by the Company as well as the related disclosures, in the context of the individual and consolidated financial statements taken as a whole.

Other matters – Statements of value added

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2019, prepared under the responsibility of the Company’s management, and presented herein as supplementary information for IFRS purposes, have been subject to audit procedures performed with the audit of the Company's financial statements. In order to form our opinion, we assessed whether those statements are reconciled with the financial statements and accounting records, as applicable, and whether their format and contents are in accordance with criteria determined in the CPC 09 Technical Pronouncement - Statement of Value Added. In our opinion, the statements of value added have been fairly prepared, in all material respects, in accordance with the criteria determined by the aforementioned Technical Pronouncement, and are consistent with the individual and consolidated financial statements taken as a whole.

Other information accompanying the individual and consolidated financial statements and the auditor's reports

Management is responsible for the other information comprising the management report.

Our opinion on the individual and consolidated financial statements does not cover the management report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the management report and, in doing so, consider whether the management report is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement on the management report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Individual and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company and its subsidiaries’ financial reporting process.

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS

Auditors’ responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

-        Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

-        Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

-        Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

-        Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

-        Evaluate the overall presentation, structure and content of the individual and consolidated financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

-        Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit and, consequently, for the audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, March 2, 2020

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Guilherme Nunes

Accountant CRC 1SP195631/O-1

BRF S.A. | 2019 AND 2018 FINANCIAL STATEMENTS